As filed with the Securities and Exchange Commission on December 18, 2003

Registration No. 333-110443

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Radnor Holdings Corporation

(Exact name of registrant as specified in its charter)

Delaware	3086	23-2674715
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Three Radnor Corporate Center, Suite 300

Radnor, Pennsylvania 19087

(610) 341-9600

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

MICHAEL T. KENNEDY, PRESIDENT

Radnor Holdings Corporation

Three Radnor Corporate Center, Suite 300

Radnor, Pennsylvania 19087

(610) 341-9600

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

With copies to:

THOMAS G. SPENCER, ESQ.	ARNOLD B. PEINADO, III, ESQ.
Duane Morris LLP	Milbank, Tweed, Hadley & McCloy LLP
One Liberty Place, 42nd Floor	1 Chase Manhattan Plaza
Philadelphia, PA 19103-7396	New York, NY 10005
(215) 979-1218	(212) 530-5000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January     , 2004

PROSPECTUS

4,285,000 Shares

Common Stock

We are offering 4,285,000 shares of our common stock in this initial public offering. No public market currently exists for our common stock.

We have applied to have our common stock included for quotation on the Nasdaq National MarketSM under the symbol “RHCX.” We expect the public offering price of our common stock to be between $13.00 and $15.00 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 11.

	Per Share	Total
Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds to Radnor (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to 642,750 additional shares of common stock at the public offering price less the underwriting discount to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about             , 2004.

Joint Book-Running Managers

LEHMAN BROTHERS	BEAR, STEARNS & CO. INC.

JANNEY MONTGOMERY SCOTT LLC

            , 2004

Proprietary Products and Technology

Nationally Recognized Customers

WAL★MART

SYSCO

McDonald's

KFC

US FOODSERVICE INC.

Albertsons

Denny's

BUNZL

Kroger

Hardee's

SAM'S CLUB

PFG
PERFORMANCE FOOD GROUP

Roy Rogers

Church's CHICKEN SINCE 1952

PRICE COSTCO

FOOD SERVICES OF AMERICA

Don

nissin
NISSIN FOODS (USA)

CAJUN OUR WAY
Popeyes CHICKEN & BISCUITS

SAFEWAY INC.

UNIPRO FOODSERVICE, Inc.

Highly Automated Manufacturing Facilities

Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, are required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not

i

permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET SHARE, RANKING AND OTHER DATA

The market share, ranking and other similar data contained in this prospectus are based either on management’s own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, market share data are subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey of market shares. In addition, purchasing patterns and customer preferences can and do change.

REGISTERED TRADEMARKS

Big Cool®, COMpac®, STYROcup®, Simplicity®, Profit Pals®, STYROcontainers® and WinCup® are registered trademarks of Radnor Holdings Corporation.

ii

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents to which we refer you. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Unless otherwise specified or the context requires otherwise, reference in this prospectus to the “Company,” “Radnor,” “we,” “us” or “our” refers to Radnor Holdings Corporation and its direct and indirect subsidiaries on a consolidated basis. Investors should carefully consider the information set forth under “Risk Factors.” Unless otherwise indicated, all information contained in this prospectus gives effect to the conversion of our outstanding nonvoting common stock, voting common stock and Class B nonvoting common stock into common stock, together with a 1,803-for-one stock split, which we call the “recapitalization,” that we intend to implement prior to the effectiveness of the registration statement of which this prospectus is a part. As used in this prospectus, the “Transactions” refer to the acquisition of certain assets from Polar Plastics Inc. and the related financings, this offering and the application of the proceeds thereof and the new employment agreement contingent upon closing of this offering, but not the recapitalization.

Our Company

We are a leading manufacturer and distributor of disposable foodservice packaging products in the U.S. and of specialty chemical products worldwide. We are the second largest U.S. manufacturer of foam cups and containers and the fifth largest worldwide producer of expandable polystyrene, or EPS, which is the primary raw material used in our foodservice packaging products. We operate 16 manufacturing plants in North America and three plants in Europe. Through our focus on high-quality products, proprietary molding and design technologies, superior customer service and national distribution capabilities, we have developed long-term relationships with many of the largest companies in the foodservice, retail, warehouse club and national quick-service restaurant (QSR) industries.

We are extending our product line into thermoformed polypropylene products consisting primarily of cold drink cups. We expect that our new polypropylene product line will include a broad range of more than 450 different products. Cold drink cups constitute a majority of the U.S. disposable cup market, which we estimate to have been a $4.0 billion market in 2002. The disposable cold drink cup market currently consists primarily of paper and polystyrene cups. Due to cost advantages and enhanced appearance, particularly in larger sizes, we believe that polypropylene products will grow to represent a substantial portion of this market. To accelerate our production of polypropylene products, we have acquired a state-of-the-art manufacturing facility and will be upgrading its thermoforming equipment to increase its manufacturing capacity. We also will install new production lines to allow us to significantly broaden our product offerings.

Several current and new customers, including Bunzl, McDonald’s, Matosantos and Schrier Bros., have advised us of their intent to purchase cold drink cups from us that we expect will result in up to [$        ] million in net sales in 2004. Other major customers to which we also expect to market our thermoformed polypropylene product line include Sysco, U.S. Foodservice, PYA/Monarch, Performance Food Group, Food Services of America, UniPro and MBM/Proficient Food in the foodservice industry; Kroger, Safeway, Albertson’s and Wal-Mart in the retail industry; Costco, SAM’S CLUB and BJ’s in the warehouse club industry; and Hardee’s, Church’s Chicken, Popeyes and Denny’s in the QSR industry. On average, we have been selling our products to our ten largest customers by sales volume for more than 19 years. We expect to achieve significant growth in revenues and profitability from our new product line by leveraging our customer relationships and our proprietary technology and product design capabilities; however, we may not achieve such growth or profitability. See “Risk Factors—We may not be successful in expanding our product line to include plastic products, and our inability to implement our expansion plans may have an adverse effect on our business.”

Our net sales for fiscal 2002 and the nine months ended September 26, 2003 were $323.2 million and $250.4 million, respectively. Our income from operations for the same periods was $23.9 million and $4.9 million, respectively, and our EBITDA was $46.8 million and $19.5 million, respectively. We had net income of $4.6 million for fiscal 2002 and a net loss of $5.5 million for the nine months ended September 26, 2003. Pro forma for the Transactions, for fiscal 2002 and the nine months ended September 26, 2003, our net sales would have been $360.1 million and $275.8 million, respectively, our income from operations would have been $28.0 million and $4.4 million, respectively, and our EBITDA would have been $52.7 million and $20.4 million, respectively. Pro forma for the Transactions, net income would have been $8.2 million for fiscal 2002 and we would have had a net loss of $5.3 million for the nine months ended September 26, 2003.

Our indebtedness for borrowed money was $234.9 million as of September 26, 2003 and would have been $205.8 million pro forma for the Transactions. Our operating activities provided cash of $8.0 million during fiscal 2002 and used cash of $4.2 million during the nine months ended September 26, 2003. We had a deficiency of earnings available to cover fixed charges of approximately $10.9 million for the nine months ended September 26, 2003.

Foodservice Packaging Products.    Within the foodservice industry, we compete primarily in the disposable cup and container market. In fiscal 2002, we produced more than 13 billion foam cups for hot and cold drinks, foam bowls and containers and thermoformed lids. We market our products under well-recognized brand names such as WinCup, COMpac, Profit Pals, STYROcup, Big Cool and Simplicity. We sell to more than 1,400 national, institutional and retail customers located throughout the United States, in Mexico and in other countries through our 25-person sales organization and our broad network of 73 independent sales representatives.

Specialty Chemical Products.    We produced more than 360 million pounds of EPS in 2002. We supply 100% of the EPS we use for our foodservice packaging operations in North America and Europe. We also sell EPS to manufacturers of foam protective packaging and insulation products. In North America, we also produce EPS for lost foam casting, which is the process whereby manufacturing casts for metal components are created using EPS. We sell approximately one-quarter of our European EPS production to our former European insulation business pursuant to a long-term supply agreement.

Our Industry

According to recent research by an independent industry research firm, the institutional disposable foodservice packaging industry, which includes foodservice distributors and QSRs but excludes retail and consumer customers such as mass merchandisers, drug stores and club stores, generated $11.6 billion in U.S. sales in 2002. Of this amount, approximately $3.2 billion represented sales of disposable cups and lids. Including sales to retail and consumer customers, we estimate that a total of $4.0 billion of disposable cups and lids were sold in the U.S. in 2002.

The use of disposable foam cups and containers in the U.S. market has increased significantly over the last three decades. According to recent independent industry analyses, the U.S. foam cup and container market is projected to grow at an annual rate of up to 3% through 2010. Key growth factors include the superior insulating and molding qualities of foam, lower production costs as compared to other disposable and reusable products, sanitary considerations, the expansion of warehouse retailers and the growth in consumption of take-out foods and beverages.

We believe that the plastic drink cup and container market in the U.S. has exhibited strong growth in recent years, and we expect similar growth in the future as beverage producers, convenience stores and QSR operators increase their marketing efforts for the larger sized drinks that are served in plastic cups. Plastic cups and containers offer a number of advantages compared to paper, including elimination of sogginess, greater rigidity, more uniform seamless construction and unique design and printing capabilities. In addition, larger size cups can be molded to fit into car cup holders, thereby taking advantage of growing take-out markets, including drive-thru windows at QSRs. Industry publications report that as much as 60% of revenues of QSRs in 2002 were derived from drive-thru window sales and that drive-thrus accounted for approximately 80% of revenue growth of QSRs from 1998 through 2002.

The large majority of plastic drink cups is manufactured through an injection molding or thermoforming process that uses polystyrene as its principal raw material. Working with one of our ten largest customers that is a leading QSR operator, we have recently developed a proprietary thermoformed deep-draw cold drink cup that uses polypropylene instead of polystyrene, which should result in significant raw material cost savings. In addition, polypropylene products feature enhanced appearance and feel characteristics as compared to polystyrene products and paper products. We expect the superior attributes and cost-savings of polypropylene cups to assist in accelerating the conversion from paper to plastic in the disposable cup market.

Competitive Strengths

We have strong competitive positions in the disposable cup and container segment of the foodservice packaging market and in the EPS market, which we attribute to our competitive strengths, including:

•	Customer Service and Reputation for Quality Products. Our attention to customer service and emphasis on high-quality products allow us to continue to meet the needs of our existing customers and attract new ones.

•	Longstanding Relationships with a Diversified Base of Nationally Recognized Customers. Our ten largest customers have been purchasing products from us for an average of more than 19 years, which we believe is a result of our consistently meeting or exceeding our customers’ expectations.

•	Favorable Product and Cost Characteristics. Our foodservice packaging products have superior molding and, in the case of foam products, thermal properties and production costs as compared to other substitute products.

•	Proprietary Technology. We use proprietary design and a broad array of proprietary technology to manufacture our products.

•	Specialized Product Developments. By continually developing new and innovative products for the foodservice, insulation and packaging industries, we improve our position with existing customers, attract new customers and improve our market position compared to other substitute products.

•	Experienced Management Team. Our senior sales, manufacturing, administration and engineering executives have spent an average of more than 20 years in the foodservice or EPS packaging industries.

Business Strategy

Our business strategy is to increase revenues, profitability and cash flow and to further enhance our market position by emphasizing the following initiatives:

•	Expand into New Product Lines. We are pursuing the polypropylene opportunity and will continue to selectively expand into other product lines where we can leverage our longstanding relationships with our nationally recognized customer base, our strategically located manufacturing facilities and our production expertise.

•	Continue to Expand Our Existing Foam Foodservice Packaging Business. We are expanding our existing foam foodservice packaging business by pursuing growth opportunities and continuing to position foam products as an alternative to other products.

•	Apply Leading Edge Technology to Improve Quality and Productivity and Reduce Costs. We plan to continue developing new equipment and processes that enhance manufacturing productivity and improve manufacturing quality.

•	Reduce Debt With Offering Proceeds and Anticipated Future Cash Flows. We intend to use the net proceeds of this offering and a significant portion of our anticipated future cash flows to reduce outstanding debt, thereby increasing our earnings and enhancing stockholder value.

Recent Developments

Asset Purchase.    In mid-November 2003, we purchased certain thermoforming equipment and other assets of Polar Plastics Inc. and a subsidiary, which we collectively refer to in this prospectus as Polar Plastics. The acquired assets include nine thermoforming machines capable of producing polypropylene and polystyrene products, 37 injection molding machines, 10 raw material storage silos, related production assets and net working capital. We assumed a long-term lease for a 342,000 square foot facility that includes manufacturing, warehouse and office space. We also acquired the rights to the product lines currently manufactured at this facility, which include a broad range of plastic cups, stemware, plates, bowls, containers and cutlery. We expect that this purchase will provide us with the manufacturing capacity to accelerate the development and marketing of new polypropylene foodservice packaging products, particularly disposable cold drink cups.

The purchase price for the assets was approximately $28.7 million, consisting of $7.5 million in cash, $4.5 million of which was paid at closing with the remainder to be paid after closing, subject to adjustment based upon working capital levels, issuance of a six-year note in the amount of $10.0 million bearing interest at 6.0% and the assumption of $11.2 million in other long-term contractual liabilities. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require us to pay an additional $3.0 million over five years. We financed this acquisition with proceeds from our amended credit facility.

We expect the combination of Polar Plastics and our existing business to generate significant cost savings, primarily in the areas of raw material purchasing, personnel reductions and facility closures. For Polar Plastics’ fiscal year ended March 27, 2003 and nine months ended September 30, 2003, we estimate that these cost savings would have been approximately $6.8 million and $5.5 million, respectively. These cost savings are not included in our unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

For a further discussion of the acquisition, including the cost savings we expect to achieve, see “Unaudited Pro Forma Consolidated Financial Statements” and “The Acquisition.”

Recent Operating Results.    For the nine months ended September 26, 2003, net sales increased by $8.0 million over the same period in the prior year to $250.4 million, due primarily to higher selling prices at the specialty chemicals operations, partially offset by lower sales volumes at both the specialty chemicals and packaging operations. Gross profit decreased to $45.5 million, compared to $59.7 million for the prior year period, while the net loss for the 2003 period was $5.5 million, versus net income of $2.0 million in the comparable 2002 period. These lower year-over-year results were primarily due to higher natural gas and raw material costs, combined with $1.8 million in other expenses related to the extinguishment of long-term debt.

During the nine months ended September 26, 2003 and September 27, 2002, we used cash of $4.2 million and $0.4 million, respectively, in operating activities. During the 2003 period, we had after-tax cash flow of $1.8 million, offset by a $6.0 million increase in working capital. This increase in working capital was primarily caused by higher accounts receivable at our specialty chemicals operations ($4.4 million), higher prepaid expenses at our corporate offices and specialty chemicals operations ($3.6 million), and lower accrued expenses at our domestic packaging operations and corporate offices ($4.1 million), offset by higher accounts payable at the specialty chemical operations. The increase in accounts receivable at our specialty chemicals operations was primarily caused by an increase in average selling prices. The higher accounts payable at our specialty chemicals operations was primarily due to increases in the cost of our primary raw material, styrene monomer.

For the nine-month period ended September 26, 2003 inventory turnover was approximately 7.0 times per year which was consistent with the similar nine-month period in 2002. As of September 26, 2003, the average collection period for our accounts receivable was 43 days, which was slightly higher than the 41 days average collection period as of September 27, 2002.

Our executive offices are located at Three Radnor Corporate Center, Suite 300, Radnor, Pennsylvania 19087, and our telephone number is (610) 341-9600.

THE OFFERING

Common stock offered	4,285,000 shares

Common stock to be outstanding after this offering	16,088,235 shares

Use of proceeds	We will receive net proceeds from this offering of approximately $54.8 million. We intend to use the net proceeds to repay indebtedness. See “Use of Proceeds.”

Risk factors	For a discussion of certain risks relating to us, our business and an investment in our common stock, see “Risk Factors.”

Proposed Nasdaq National MarketSM symbol	“RHCX”

Unless otherwise indicated, all information contained in this prospectus:

•	assumes that the underwriters do not exercise their right to purchase up to 642,750 additional shares of our common stock to cover over-allotments;

•	excludes 1,281,933 shares of our common stock issuable upon the exercise of options outstanding as of November 30, 2003 with a weighted average exercise price of $3.08;

•	gives effect to the recapitalization;

•	assumes issuance of 70,000 shares of our common stock pursuant to a restricted stock award that we intend to grant under our new incentive plan pursuant to a new employment agreement with our President and Chief Executive Officer contingent upon closing of this offering;

•	assumes issuance of 473,500 shares of our common stock pursuant to restricted stock awards that we intend to grant under our new incentive plan prior to closing of this offering; and

•	assumes an initial public offering price of $14.00 per share of common stock, the mid-point of the range set forth on the cover page of this prospectus.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table presents certain of our audited and unaudited historical and pro forma consolidated financial information and should be read in conjunction with our financial statements, the notes thereto, “Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to convert our outstanding nonvoting common stock, voting common stock and Class B nonvoting common stock into common stock and split the common stock 1,803-for-one, which we collectively refer to as the recapitalization. All share and per share amounts have been adjusted to give effect to the recapitalization as if it occurred on the first day of each period presented. Financial results for the periods presented are not fully comparable because of the December 2001 disposition of our European insulation operations. Fiscal years 2000 and 2001 contain the results of operations from the European insulation operations and exclude any adjustments to reflect this disposition.

The information with respect to Radnor for each of the two years in the period ended December 28, 2001 has been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements for each of the two years in the period ended December 28, 2001 appear elsewhere in this prospectus. Arthur Andersen has not reissued its report for purposes of this offering. See “Risk Factors—Risks Relating to This Offering—Our former use of Arthur Andersen as our independent public accountants will limit your ability to seek recovery from them related to their work and may pose risk to us.”

The summary data presented below under the captions “Statement of Operations,” and “Other Financial and Operating Data” for the year ended December 27, 2002 is derived from the consolidated financial statements of Radnor, which consolidated financial statements have been audited by KPMG LLP, independent auditors. The consolidated financial statements as of December 27, 2002, and for the year then ended, and the report thereon, are included elsewhere in this prospectus. The summary data presented below for the nine-month periods ended September 26, 2003 and September 27, 2002, and as of September 26, 2003, are derived from the unaudited consolidated financial statements of Radnor included elsewhere in this prospectus. The information presented below under the captions “Selected Operating Data” and “Pro Forma, as Adjusted” is not derived from the consolidated financial statements. The summary data should be read in conjunction with the consolidated financial statements for the year ended December 27, 2002, the related notes and the independent auditor’s report, which report refers to their audit of the adjustments that were applied to revise the fiscal 2001 and fiscal 2000 consolidated financial statements, as more fully described in Note 2 and Note 7 to the consolidated financial statements. However, KPMG LLP was not engaged to audit, review or apply any procedures to the fiscal 2001 and fiscal 2000 consolidated financial statements other than with respect to such adjustments and disclosures.

In our opinion, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, required for a fair statement of financial position, results of operations and cash flows as of September 27, 2002 and September 26, 2003, respectively, and for the nine months then ended. The results of operations for the interim periods are not necessarily indicative of the results for the full years, due to the seasonality inherent in some of our operations and the possibility of general economic changes.

The summary unaudited pro forma financial data for the twelve months ended December 27, 2002 and as of and for the nine months ended September 26, 2003 have been derived from our unaudited consolidated pro forma financial statements included elsewhere herein. The unaudited pro forma, as adjusted, consolidated balance sheet data as of September 26, 2003 and the unaudited pro forma, as adjusted, consolidated financial information for the year ended December 27, 2002 and the nine months ended September 26, 2003 are based on our historical consolidated financial statements and the historical consolidated financial statements of Polar Plastics. See “The Acquisition” for more information concerning our acquisition of certain assets of Polar Plastics.

The unaudited pro forma, as adjusted, consolidated financial information for the year ended December 27, 2002 and the nine months ended September 26, 2003 give effect to the following Transactions, as if each had occurred on the first day of each period:

•	the acquisition of the thermoforming assets from Polar Plastics and the related financing of this acquisition;

•	the new employment agreement entered into by Mr. Kennedy, our President and Chief Executive Officer, that is contingent upon the closing of this offering;

•	the sale of 4,285,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share, the mid-point of the range shown on the cover of this prospectus; and

•	the application of the net proceeds from this offering, after deducting the underwriting discount and commissions and estimated offering expenses.

The unaudited pro forma, as adjusted, consolidated balance sheet data as of September 26, 2003 gives effect to each of the Transactions as if they occurred on September 26, 2003.

	Historical					Pro Forma, as Adjusted
	Year Ended(1)			Nine Months Ended		Year Ended Dec. 27, 2002	Nine Months Ended Sept. 26, 2003
	Dec. 29, 2000	Dec. 28, 2001	Dec. 27, 2002	Sept. 27, 2002	Sept. 26, 2003
				(unaudited)		(unaudited)
	(in thousands, except share and per share data)
Statement of Operations(2):
Net sales	$353,752	$325,734	$323,182	$242,357	$250,417	$360,086	$275,828
Cost of goods sold	277,254	250,719	243,501	182,646	204,886	271,949	227,567

Gross profit	76,498	75,015	79,681	59,711	45,531	88,137	48,261
Distribution expense	26,003	25,176	22,621	16,867	17,099	22,621	17,099
Selling, general and administrative expenses	37,128	32,464	33,124	23,198	21,737	36,512	24,533
Gain on sale of business(3)	—	(10,493)	—	—	—	—	—
Financial expenses	—	—	—	—	—	1,000	403
Other expenses(4)	—	—	—	—	1,838	—	1,838

Income from operations	13,367	27,868	23,936	19,646	4,857	28,004	4,388
Interest, net(5)	21,725	22,331	21,382	16,229	15,583	19,622	14,770
Income from unconsolidated affiliates	(876)	(1,160)	(6,165)	(911)	(2,304)	(6,165)	(2,304)
Other expense, net	1,104	2,657	1,146	985	429	1,191	429

Income (loss) before income taxes and discontinued operations	(8,586)	4,040	7,573	3,343	(8,851)	13,356	(8,507)
Income tax expense (benefit)	(3,074)	2,150	2,878	1,270	(3,363)	5,076	(3,233)

Income (loss) before discontinued operations	(5,512)	1,890	4,695	2,073	(5,488)	8,280	(5,274)
Loss from discontinued operations, net of tax	144	247	48	48	—	48	—

Net income (loss)	$(5,656)	$1,643	$4,647	$2,025	$(5,488)	$8,232	$(5,274)

Net income (loss) per share:
Basic	$(0.50)	$0.15	$0.41	$0.18	$(0.49)	$0.53	$(0.34)
Diluted	(0.50)	0.15	0.40	0.18	(0.49)	0.52	(0.34)
Weighted average number of shares outstanding:
Basic	11,259,735	11,259,735	11,259,735	11,259,735	11,259,735	15,614,735	15,614,735
Diluted	11,259,735	11,259,735	11,509,067	11,540,121	11,259,735	15,864,066	15,614,735

Other Financial and Operating Data(2):
Capital expenditures	$15,292	$12,358	$10,558	$7,071	$9,329	$11,355	$9,702
Depreciation and amortization(6)	17,635	18,216	17,937	12,303	12,744	19,805	14,144

Selected Operating Data:
EBITDA (unaudited)(7)	30,630	44,340	46,844	31,827	19,476	52,735	20,407

	At September 26, 2003
	Actual	Pro Forma, as Adjusted
	(unaudited)
	(in thousands)
Balance Sheet Data:
Total assets	$300,911	$338,725
Cash on hand	1,896	1,896
Total debt, including current portion(8)	234,901	205,835
Stockholders’ equity	8,641	63,432

(1)	The Company’s fiscal year is the 52- or 53-week period that ends on the last Friday of December of each year. The years presented in the table above were 52-week years.
(2)	The financial data include Radnor and its consolidated subsidiaries, for each of the three years in the period ended December 27, 2002 and for the nine months ended September 27, 2002 and September 26, 2003. The Company’s discontinued operations were the cutlery, straws and thermoformed cup operations, which were sold in 1995. See Note 1 to the Company’s audited consolidated financial statements included elsewhere herein.
(3)	Represents gain resulting from sale of the European insulation operations. See Note 1 to the Company’s audited consolidated financial statements included elsewhere herein.
(4)	On March 11, 2003, the Company issued $135.0 million of senior notes due 2010 and amended its domestic revolving credit facility to include a $45.0 million term loan and to increase the revolving credit commitment from $35.0 million to $45.0 million. The proceeds were used to repay the then outstanding $159.5 million of Series A and Series B senior notes due 2003 and outstanding borrowings under the existing revolving credit facilities. The Company recorded $1.8 million of other expenses related to the extinguishment of the long-term debt described above, which included the $1.0 million write-off of deferred financing costs and debt premium related to the Company’s Series A and Series B senior notes due 2003, as well as $0.8 million of personnel costs directly related to the debt extinguishment.
(5)	Interest includes amortization of premium and debt issuance costs related to the Company’s senior notes of $1.2 million for the year ended December 29, 2000, $1.1 million for the years ended December 28, 2001 and December 27, 2002, $0.8 million for the nine months ended September 27, 2002 and $0.6 million for the nine months ended September 26, 2003.
(6)	Depreciation and amortization excludes amortization of premium and debt issuance costs included in interest expense as described above in note 5.
(7)	EBITDA represents net income before interest, income taxes, depreciation and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as a primary criterion for evaluating our performance relative to that of our peers. A limitation of EBITDA, however, is that it does not reflect the periodic cost of certain capitalized assets we use to generate our revenues. We evaluate these costs through other financial measures such as capital expenditures and investment spending. EBITDA also does not reflect income net of interest expense, which is a significant expense because of our substantial indebtedness. Despite these limitations, we believe that EBITDA, as an operating performance measure, and not a liquidity measure, provides investors and analysts with a useful measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We also use EBITDA as a measure of our operating performance in our current amended domestic credit facility, where EBITDA is a component in both the fixed charge coverage financial covenant and the funded indebtedness to EBITDA financial covenant. See “Description of Certain Indebtedness—The Amended Domestic Credit Facility.” EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States, which is commonly known as GAAP, and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.

	Historical					Pro Forma, as Adjusted
	Year Ended			Nine Months Ended		Year Ended Dec. 27, 2002	Nine Months Ended Sept. 26, 2003
	Dec. 29, 2000	Dec. 28, 2001	Dec. 27, 2002	Sept. 27, 2002	Sept. 26, 2003
	(unaudited)
	(in thousands)
Statement of Operations:
Net Income	$(5,656)	$1,643	$4,647	$2,025	$(5,488)	$8,232	$(5,274)
Adjustments:
Interest	21,725	22,331	21,382	16,229	15,583	19,622	14,770
Income taxes	(3,074)	2,150	2,878	1,270	(3,363)	5,076	(3,233)
Depreciation and amortization	17,635	18,216	17,937	12,303	12,744	19,805	14,144

EBITDA	$30,630	$44,340	$46,844	$31,827	$19,476	$52,735	$20,407

(8)	Total debt includes capital lease obligations.

RISK FACTORS

An investment in our common stock is subject to a number of risks. You should carefully consider the following risk factors and all the other information contained in this prospectus before deciding whether to purchase our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to Our Business

Our substantial debt could limit our flexibility and adversely affect our financial health.

Our indebtedness for borrowed money was $234.9 million as of September 26, 2003 and we had, after taking into account cash on hand and certain restrictions, including borrowing base limitations, the ability to draw up to an additional $13.2 million of senior secured indebtedness under our credit facilities. In connection with our recent asset acquisition, we incurred approximately $14.5 million of additional indebtedness and assumed lease and other long-term contractual commitments of approximately $11.2 million.

Our annual debt service payment obligations as of September 26, 2003 were $28.6 million, which included debt principal payments of $9.4 million and interest payments of $19.2 million. As of September 26, 2003, if the interest rate on our variable rate debt had increased by 1%, our annual debt service payment obligations would have increased by approximately $0.5 million.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations for the payment of interest on our debt and reduce our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage to other less leveraged competitors.

Our cash flow may not be sufficient to cover our expenses, including fixed charges. In fact, for the nine months ended September 26, 2003, we had a deficiency of earnings available to cover fixed charges of approximately $10.9 million. To the extent we continue to incur such deficiencies, we may not be able to satisfy our obligations as they become due and we may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. Our ability to eliminate this deficiency and also to satisfy our obligations will be dependent upon our future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond our control. Certain of the factors that may potentially affect our future performance are discussed below under “—Risks Relating to Our Business.” In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, it may have an adverse effect on our business.

The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business and, in particular, could adversely affect our ability to respond to changes or take certain actions.

The indenture covering our senior notes contains, and our credit facilities contain, various restrictive covenants that limit our management’s discretion in operating our business. In particular, these agreements limit our ability to, among other things:

•	incur additional debt or guarantee obligations;

•	grant liens on assets;

•	pay dividends or distributions on our capital stock or redeem, repurchase or retire our capital stock;

•	make investments or acquisitions;

•	sell assets;

•	engage in transactions with affiliates;

•	engage in sale and leaseback transactions; and

•	merge, consolidate or transfer substantially all of our assets.

In addition, our credit facilities also require us to maintain certain financial ratios and limit our ability to make capital expenditures.

If we fail to comply with the restrictions in the indenture or our credit facilities or any other subsequent financing agreements, a default may allow the creditors, under certain circumstances, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, lenders may be able to terminate any commitments they had made to supply us with further funds. These actions may have an adverse effect on our business.

To the extent that our costs for raw materials rise without comparable increases in the prices of our products or our supply of raw materials is hindered and no alternative sources can be found, our profitability may be adversely affected.

Our foam products are manufactured from EPS, which is produced from styrene monomer. Our plastic cups and cutlery are thermoformed and injection molded from polypropylene and polystyrene resins.

Styrene monomer is a commodity petrochemical that is readily available throughout the world in bulk quantities from numerous large, vertically integrated chemical companies. Prices for styrene monomer fluctuate, principally due to supply and demand in the styrene monomer market, but also because of fluctuations in petrochemical feedstock prices. Beginning in January 2002 through March 2003, market prices for styrene monomer increased by more than 80%. From March 2003 through November 2003, market prices for styrene monomer decreased by approximately 13%.

We may be subject to significant increases in prices for polypropylene and polystyrene resins that may materially impact our financial condition. The prices of polystyrene resins fluctuated in a fashion similar to the fluctuations affecting styrene monomer as described above. Polystyrene is largely a derivative of styrene monomer and prices react the same way over time. Prices also can change based on the operating rates of the polystyrene manufacturing facilities.

We have long-term supply agreements to purchase styrene monomer and polystyrene. We believe that entering into long-term supply agreements for the purchase of styrene monomer and polystyrene has increased our flexibility to purchase styrene monomer and polystyrene and mitigated, but not eliminated, the impact on us of future price fluctuations for styrene monomer and polystyrene. We will continue to be exposed to fluctuations in styrene monomer and polystyrene prices to the extent that our supply agreements do not satisfy our needs for styrene monomer and polystyrene.

Polypropylene resins are made from propylene. We do not currently have long-term supply agreements for polypropylene and may not be able to enter into such agreements on favorable terms or at all. If we are unable to enter into long-term supply agreements, we will be more impacted by the changing market conditions for polypropylene, particularly if our competitors are able to do so. Polypropylene resin pricing will follow the raw material price of propylene and be influenced by the operating rates of the respective polypropylene manufacturing locations. Polypropylene has had the tendency to fluctuate significantly over time. For example, the contract price for polypropylene ranged from $0.28 to $0.46 from the beginning of 2000 through November 2003. The published polypropylene contract price was $0.40 per pound for November 2003. We may not be able to arrange for other sources of polypropylene resins in the event of an industry-wide general shortage of resins used by us, or a shortage or discontinuation of certain types or grades of resin purchased from one or more of our suppliers.

If raw material prices increase and we are unable to pass such price increases on to our customers, employ successful hedging strategies, enter into long-term supply contracts at favorable prices or buy on the spot market at favorable prices, our profitability may be adversely affected. To the extent that our supply of raw materials is hindered and no alternative sources can be found, our profitability also may be adversely affected. In addition, to the extent prices for polypropylene resins significantly increase compared to polystyrene resins, the cost advantage we anticipate for our new polypropylene product line will be mitigated or eliminated and our sales of polypropylene products may suffer. See “Business—Raw Materials.”

Both the disposable foodservice packaging product market and the market for EPS are highly competitive. Many of our competitors in both of these markets are larger and have significantly greater resources, which could put us at a competitive disadvantage against such competitors.

In North America, we compete in the highly competitive foodservice industry and in the market for EPS. Within the foam segment of the cup and container market, we compete principally with Dart Container, which controls the largest share of this market segment. The plastic segment of the disposable cup and container market that we will compete in is significantly more fragmented. However, the Company believes that only one other competitor, Berry Plastics, manufactures deep-draw thermoformed polypropylene cold drink cups. As thermoformed polypropylene cold cups gain market acceptance, we would anticipate that producers of polystyrene plastic cups may enter this market. Our products also compete with metal and glass, paper and other packaging materials, as well as plastic packaging materials made through different manufacturing processes. In Europe, we compete primarily in the fragmented European EPS market. See “Business—Competition.”

Many of our current and potential future competitors in both North America and Europe are larger than we are and have significantly greater resources than we have, which could adversely impact our ability to effectively compete with these companies. The competition we face could result in our products losing market share or our having to reduce our prices, either of which would have a material adverse effect on our business and results of operations and financial condition.

Our customers for our disposable foodservice packaging products are concentrated; our business could be adversely affected if we were unable to maintain our relationships with our largest customers.

In North America, we supply foam cup and container products to a number of national QSR and convenience store companies and to a number of large foodservice distributors. No customer represented more than 7.2% of our net sales for fiscal 2002, although the five largest accounts represented approximately 28.1% of such sales. While we have not lost sales from our key customers in fiscal 2001, 2002 or 2003 to date, if any of such customers substantially reduces its level of purchases from us, our profitability may be adversely affected.

As a result of concentrating our marketing efforts for thermoformed polypropylene products initially on key existing customers, especially QSRs, we anticipate that the concentration of net sales from our largest customers may increase beginning in 2004. Moreover, continued consolidation among distributors in the foodservice industry could result in an increasingly concentrated customer base or the loss of certain customers. See “Business—Sales, Marketing and Customers.”

The integration of the Polar Plastics assets may result in substantial costs, delays or other problems and we may not generate the costs savings we anticipate.

Pursuant to the transaction, we assumed a long-term lease for a manufacturing facility and acquired equipment and product lines to manufacture thermoformed polypropylene products. We expect that the integration of this acquisition will allow us to realize operating efficiencies and cost reduction benefits and incorporate the new products into our existing product line.

The costs of the acquisition and integration of the Polar Plastics assets could have a material adverse effect on our operating results and financial condition. Such costs will include non-recurring acquisition costs including accounting and legal fees, recognition of transaction-related obligations and various other acquisition-related costs. In addition, our management needs to divert a portion of their attention from our historic operations. The acquisition also places increasing demands on our operational systems.

Until we have assumed operating control of the Polar Plastics assets for a sufficient period of time, we may not be able to ascertain the actual value or understand the potential liabilities of these assets. If we are unable to completely integrate the Polar Plastics assets, our revenue could decrease or our costs could increase. Moreover, we believe that the combination of Polar Plastics with our historic business will generate certain cost savings and pro forma benefits in the Polar Plastics business, which are described under “The Acquisition” and “Unaudited Pro Forma Consolidated Financial Statements.” In agreeing to the terms and conditions of the Polar Plastics asset purchase agreement, we made certain business assumptions and determinations based on our investigation of the assets and the related business to be acquired. These assumptions and determinations, however, involve certain risks and uncertainties that may cause our assumptions and determinations to be inaccurate. For example, we may have underestimated the expenses that we will incur as a result of managing a higher level of business activity or the number of staff required to manage this level of activity. In addition, in the future we may not be able to purchase polystyrene at costs that are below Polar Plastics’ historical costs. Although we believe the assumptions and determinations upon which the cost savings are based were reasonable when made, because such assumptions are inherently subject to significant economic, competitive and other uncertainties and contingencies that are difficult and in many instances impossible to know, predict or foresee, the anticipated cost savings may not be achieved.

Many factors could adversely affect the installation of additional equipment that we will require to satisfy the commitment we have received from one of our key customers to supply it with deep-draw car cups beginning in 2004.

We have received a commitment to supply a key customer with deep-draw car cups in 2004, and we have agreed to purchase equipment from a third party that we will need to manufacture these products. We are reliant upon the performance of the manufacturer of this equipment. The manufacturer has designed and commenced building this equipment, which is very similar to, but on a larger scale than, other equipment the manufacturer has previously produced. We anticipate that these machines will become operational in the third and fourth quarters of 2004. The manufacturer of these machines may not complete the manufacturing of these machines and may not deliver them on a timely basis, and such machines may not function as we anticipate upon delivery. Failure of these machines to be installed on a timely basis, or to function as anticipated upon installation, may result in significant cost increases or disrupt our existing operations. The failure of this equipment to be installed on time or within budget, or the failure of the equipment to generate the operational benefits contemplated, will have a material adverse impact on our ability to supply these cups to our key customer.

We may not be successful in expanding our product line to include plastic products, and our inability to implement our expansion plans may have an adverse effect on our business.

We will be dependent upon the successful integration and retooling of the assets we have acquired and the installation of the new equipment we have ordered to manufacture these products. We will also need to market this new product line to our existing customers and new customers if we are to be successful. In addition to the risks relating to the asset acquisition and the equipment installation discussed above, our ability to penetrate this new market may be adversely affected by:

•	unanticipated delays in rolling out the line of products;

•	responses by competitors in the cold drink cup market, who may reduce prices or take other actions designed to preserve their market share;

•	catastrophic damage to the facility at which we will be manufacturing these products; and

•	delays or refusals by our key customers to purchase thermoformed polypropylene products.

Although several current and new customers have advised us of their intent to purchase cold drink cups from us beginning in 2004, we may not achieve our anticipated level of sales or profitability of cold cups in 2004 or beyond. Our sales of polypropylene cold drink cups could be adversely affected by a decision by one or more of these customers to delay purchasing or not to proceed under the purchase commitments we have received, whether due to product quality concerns, changes in business strategies or other considerations. In addition, because these commitments do not include volume guarantees and may be terminated at any time at our customers’ discretion, we may not sell to these customers the volume of polypropylene cold drink cups that we currently anticipate.

If we are not able to begin selling a significant volume of polypropylene products beginning in 2004, our results of operations may be adversely affected.

We conduct a significant portion of our operations in foreign countries, and are subject to risks that are inherent in operating abroad, including governmental regulation, changes in import duties, trade restrictions, currency restrictions and other restraints and burdensome taxes.

Our international operations and the products we sell are subject to numerous governmental regulations and inspections. Although we believe we substantially comply with such regulations, changes in legislation or regulations and actions by regulators, including changes in administration and enforcement policies, may from time to time require operational improvements or modifications at various locations or the payment of fines and penalties, or both.

We are subject to a variety of governmental regulations in the countries where we market our products, including import quotas, tariffs and taxes. For example, distributions of earnings and other payments, including interest, received from our foreign subsidiaries may be subject to withholding taxes imposed by the jurisdiction in which such entities are formed or operating, which will reduce the amount of after-tax cash we can receive. In general, as a U.S. corporation, we may claim a foreign tax credit against our federal income tax expense for such foreign withholding taxes and for foreign income taxes paid directly by foreign corporate entities in which we own 10% or more of the voting stock. The ability to claim such foreign tax credits and to utilize net foreign losses is, however, subject to numerous limitations, and we may incur incremental tax costs as a result of these limitations or because we are not in a tax-paying position in the United States. We may also be required to include in our income for U.S. federal income tax purposes our proportionate share of certain earnings of those foreign subsidiaries that are classified as “controlled foreign corporations” without regard to whether distributions have been actually received from such subsidiaries.

Our financial results depend in part on the economies of the markets in which we have operations and other interests. These markets are in countries with economies in various stages of development or structural reform, and our operations in such markets also could be affected by:

•	political, social and economic instability;

•	war, civil disturbance or acts of terrorism;

•	taking of property by nationalization or expropriation without fair compensation;

•	imposition of limitations on conversions of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries;

•	hyperinflation; and

•	impositions or increase of investment and other restrictions or requirements by foreign governments.

Our international operations involve transactions in a variety of currencies. Our financial results may be significantly affected by fluctuations of currency exchange rates. Such fluctuations are significant to our international operations because many of the costs related to those operations are incurred in currencies different from those that are received from the sale of our products in foreign markets, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. To the extent that foreign subsidiaries distribute dividends in local currencies in the future, the amount of cash to be received by us and, consequently, the amount of cash available to make payments for principal of and interest on our senior notes, will be affected by fluctuations in exchange rates, and such shifts in the currency exchange rates may have a material adverse effect on us. Although we periodically evaluate derivative financial instruments to manage foreign currency exchange rate changes, we have never held derivatives for managing foreign currency exchange rate risks.

A number of our agreements are governed by the laws of, and subject to dispute resolution in the courts of, or through arbitration proceedings in, the country or region in which the operations are located. We cannot accurately predict whether such forum will provide us with an effective and efficient means of resolving disputes that may arise in the future. Even if we are able to obtain a satisfactory decision through arbitration or a court proceeding, we could have difficulty enforcing any award or judgment on a timely basis. Our ability to obtain or enforce relief in the United States is uncertain.

We depend on the services of members of our senior management, the loss of whom would materially harm our business.

We are dependent on the management experience and continued services of our executive officers, including Michael T. Kennedy, our President and Chief Executive Officer. The loss of the services of these officers could have a material adverse effect on our business. In addition, our continued growth depends on our ability to attract and retain experienced key employees.

If we are not able to use our net operating loss carryforwards to reduce our income tax obligations, our results of operations will be adversely affected.

As of December 27, 2002, we had federal net operating loss carryforwards of approximately $67.2 million from our U.S. operations. These net operating loss carryforwards will expire between December 2009 and 2021. We have assessed our ability to utilize our net operating loss carryforwards and concluded that no valuation allowance currently is required since we believe that it is more likely than not that the net operating loss carryforwards will be utilized either by generating taxable income or through tax planning strategies. However, some portions of these net operating loss carryforwards may expire before we can utilize them to reduce our income tax obligations. Our income tax obligations affect our cash position and, therefore, may affect our ability to make payments on our long-term debt, including our senior notes.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business, results of operations and financial condition.

Our operations are subject to federal, state, local and foreign environmental laws and regulations. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental matters. The aggregate amount of future clean up costs and other environmental liabilities may be material. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Enactment of more stringent laws or regulations or more strict interpretation of existing laws and regulations may require additional expenditures by us, some of which could be material. See “Business—Environmental Matters.”

The continuing hostilities in the Middle East or the outbreak or escalation of hostilities elsewhere could have a material adverse effect on our business, results of operations and financial condition.

The recent war in Iraq and the outbreak, continuation or escalation of hostilities between the United States and any foreign nation, organization or group, together with the recent increase in the frequency and severity of terrorist and similar activity, may have a material adverse effect on our business, results of operations or financial condition. In particular, continued conflict in the Middle East may result in a real or perceived shortage of oil and/or natural gas, which could result in an increase in our manufacturing costs, including an increase in our energy costs and the cost of some of our raw materials.

We rely on unpatented proprietary know-how and trade secrets.

While we hold certain patents and trademarks, we rely primarily upon confidentiality agreements and restricted plant access to protect our proprietary technology. However, these methods and our patents and trademarks may not afford complete protection and others may independently develop the know-how and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating our proprietary information, and it is possible that third parties may copy or otherwise obtain and use our proprietary information and technology without authorization or otherwise infringe on our intellectual property rights. While we attempt to ensure that our intellectual property and similar proprietary rights are protected and that the third party rights we need are licensed to us when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. Furthermore, claims or litigation asserting infringement of intellectual property rights may be initiated by third parties seeking damages, the payment of royalties or licensing fees and/or an injunction against the sale of our products and we may not prevail in any such litigation or be successful in preventing such judgment. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights, and, if not successful, we may not be able to protect the value of our intellectual property. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome. Although we believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our products may infringe on the intellectual property rights of third parties and our intellectual property rights may not have the value we believe them to have.

If our unconsolidated affiliates do not realize the investment gains that are included in our consolidated statements of operations as income from unconsolidated affiliates, we may not realize all of the income that we have previously recognized and may need to record a loss from our unconsolidated affiliates.

Our consolidated statements of operations included $6.2 million and $2.3 million of income from unconsolidated affiliates we recognized for the fiscal year ended December 27, 2002 and for the nine months ended September 26, 2003, respectively. Substantially all of this income relates to net unrealized gains on investments made by our unconsolidated affiliates based on the fair market value of those investments as of the end of those periods. These values are adjusted based on the fair market value of the investment at the end of each period and do not represent income actually realized by us in any period. If the fair market value of these investments declines in the future, we may recognize a loss from our unconsolidated affiliates as a result of the net unrealized depreciation in the value of the investments recognized by our unconsolidated affiliates. Moreover, we may not realize cash proceeds in an amount equal to the income we have previously recognized with respect to these unrealized gains, if at all. See Note 2 and Note 3 to the Company’s audited consolidated financial statements included elsewhere herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Investments and Income from Unconsolidated Affiliates” for additional information concerning our unconsolidated affiliates.

Risks Relating to This Offering

Our President and Chief Executive Officer, and certain trusts for the benefit of his children and others, will have the ability to significantly influence or control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.

After this offering, Michael T. Kennedy, our President, Chief Executive Officer and Chairman, will beneficially own approximately 25.6% of our outstanding common stock (approximately 24.6% if the underwriters’ over-allotment option is exercised in full) and will have the ability to significantly influence all matters requiring stockholder approval, including the election of directors. In addition, with respect to certain “fundamental transactions” such as mergers and change of control transactions, and certain amendments to our certificate of incorporation and bylaws, our amended and restated certificate of incorporation will require the approval of such matters by holders of greater than a majority of the outstanding shares and, accordingly, Mr. Kennedy could be in a position to control the outcome on such matters. As a result, Mr. Kennedy could have the power to prevent a change of control of our company. In addition, after this offering, trusts established by Mr. Kennedy for the benefit of his children, other members of his family and certain charities will own approximately 28.7% of our outstanding common stock (approximately 27.6% if the underwriters’ over-allotment option is exercised in full) and will be in a position to exert similar influence. Moreover, although Mr. Kennedy does not have voting control over the trust shares, if the trustee under the trusts elects to vote the trust shares consistent with Mr. Kennedy on matters submitted for stockholder approval, the combined vote would determine the outcome on most such matters, including the election of our board of directors. In addition, if Mr. Kennedy and the trusts together opposed a transaction involving the change of control of us, they could prevent that transaction from being completed. The interests of Mr. Kennedy and the trusts, individually or together, may differ from the interests of our other stockholders, and this concentration of voting power may have the affect of delaying or impeding actions that could be beneficial to our other stockholders, including actions that may be supported by our board of directors.

A market may not develop for our common stock.

Prior to this offering, you could not buy or sell our common stock publicly. We have applied to have our common stock included for quotation on the Nasdaq National MarketSM. However, an active public market for our common stock may not develop or be sustained after the offering. If the market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all.

Since our common stock has not been traded publicly, the market price of our common stock may fluctuate widely and rapidly.

The initial public offering price will be determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for our common stock after this offering.

The price at which our common stock will trade after this offering may be volatile due to a number of factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	changes in, or our failure to meet, securities analysts’ expectations;

•	our success or failure in implementing our expansion plans, including the integration of the Polar Plastics assets as well as additional manufacturing equipment we have agreed to purchase from a third party manufacturer;

•	technological innovations;

•	changes in governmental regulations;

•	additions or changes in key personnel;

•	depth of the trading market in our common stock;

•	future sales of common stock;

•	increased competition; and

•	general market conditions.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of newly public companies for a number of reasons, including reasons that may be unrelated to our business or operating performance. These broad market fluctuations may result in a material decline in the market price of our common stock and you may not be able to sell your shares of common stock at prices you deem acceptable.

Our former use of Arthur Andersen as our independent public accountants will limit your ability to seek recovery from them related to their work and may pose risk to us.

In June 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with its destruction of documents related to Enron Corp. As a result of Arthur Andersen’s conviction and subsequent cessation of operations, Arthur Andersen is no longer in a position to reissue their audit reports or to provide consents to include financial statements reported on by them in our prospectus.

The audit reports covering our consolidated financial statements for the 2000 and 2001 fiscal years were previously issued by Arthur Andersen and have not been reissued by them. Because Arthur Andersen has not reissued their reports and because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under Section 11 or 12 of the Securities Act of 1933, which we also refer to as the Securities Act, for material misstatements or omissions, if any, in the prospectus, including the financial statements covered by their previously issued reports. We believe that it is unlikely that you would be able to recover damages from Arthur Andersen for any such claim against them.

The Securities and Exchange Commission, also known as the SEC, has provided temporary regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances. We may not be permitted to continue to rely on the temporary relief granted by the SEC, and the unavailability of such relief could delay or impede our access to the capital markets.

The actual or possible sale of our shares by Michael T. Kennedy, who will beneficially own approximately 25.6% of our outstanding common stock following this offering, or by the trusts for the benefit of his children and others, which will beneficially own approximately 28.7% of our outstanding common stock following this offering, could depress or reduce the market price of our common stock or cause our shares of common stock to trade below the prices at which they would otherwise trade.

The market price of our common stock could drop as a result of sales in the market by Mr. Kennedy, by the trusts for the benefit of his children, other family members and certain charities or by our other stockholders of substantial amounts of our common stock after this offering or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.

Based on shares outstanding as of September 26, 2003, and including options exercised since that date and expected restricted stock awards prior to or upon the closing of this offering, upon completion of the offering we would have had outstanding 16,088,235 shares of common stock. Of these shares, all 4,285,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Not including the 543,500 shares subject to restricted stock grants, 11,259,735 shares of common stock that are outstanding will be freely tradable pursuant to Rule 144 of the Securities Act, in some cases subject to volume limitations and manner of sale requirements. In conjunction with this offering, in addition to Mr. Kennedy, all of our executive officers and directors, and beneficial owners of more than 5% of our common stock immediately prior to this offering are expected to enter into lock-up agreements with the underwriters under which they will agree not to sell or otherwise dispose of any shares of our common stock for 180 days after the completion of this offering, subject to certain exceptions, without the written consent of Lehman Brothers Inc. and Bear, Stearns & Co. Inc. After these lock-up agreements expire, the 11,259,735 shares not sold in this offering and not issued pursuant to the expected restricted stock grants will be eligible for sale in the public market, subject to volume limits and manner of sale requirements.

Prior to completion of this offering, we will enter into a registration rights agreement with Mr. Kennedy and the other beneficial owners of more than 5% of our common stock providing Mr. Kennedy with two demand registration rights and Mr. Kennedy and the other beneficial owners of more than 5% of our common stock with additional “piggy-back” registration rights with respect to common stock they own. Accordingly, subject to the lock-up agreement restrictions and the terms of the restricted stock grants, up to 10,923,000 shares of our common stock owned by Mr. Kennedy and the other parties to the registration rights agreement could become available for sale immediately upon such registration. We also intend to register all common stock that we may issue under our incentive plan. Upon such registration, the 1,825,433 shares subject to outstanding options and the restricted stock grants and the 1,274,567 shares of our common stock reserved for future issuance under the incentive plan will become available for sale immediately upon the exercise of options or grants of our common stock, subject to any restrictions on sale set forth in such grants.

The offering will have substantial benefits to Michael T. Kennedy, our President and Chief Executive Officer, and our other existing stockholders.

In addition to increasing the value of Mr. Kennedy’s and our other existing stockholders’ investments, this offering is expected to create a liquid market for our common stock, presenting an opportunity for Mr. Kennedy, the trusts for the benefit of his children and others and our other existing stockholders to realize their gain. Upon the expiration of the lock-up agreements we expect them to sign, Mr. Kennedy, the trusts and our other existing stockholders will be able to sell their shares of common stock subject only to compliance with applicable securities laws. The sale of a substantial number of shares of our common stock by Mr. Kennedy or the trusts could cause our stock price to decline.

We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness and other agreements contain various provisions that may limit our ability to pay dividends.

We intend to pay an annual cash dividend per share on our common stock. We have yet to determine the amount of the dividend or the timing of when such a dividend will be payable. Our board of directors may, in its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Accordingly, we cannot assure you that we will pay dividends in the future.

The instruments governing our indebtedness contain various covenants that limit the amount of dividends we may pay. The indenture governing our senior notes permits payment of cash dividends on our common stock only if:

•	we are not, and would not be as a result of the payment of the dividend, in default under the indenture;

•	after giving effect to the dividend, our interest coverage ratio (as defined in the indenture) is at least 2:1 on a pro forma basis for the prior four fiscal quarters; and

•	the amount of dividend, when aggregated with any other cash dividends paid, together with the amount of certain other restricted payments made, since the issuance of the senior notes in March 2003, does not exceed the sum of (i) 50% of our consolidated net income for that period (or minus 100% of any net loss for that period) plus (ii) net cash proceeds from the sale of stock since the issuance of the senior notes, including the proceeds of this offering, plus (iii) $15.0 million.

The documents governing our domestic credit facility permit our payment of cash dividends on our common stock only if:

•	we have not given notice that we are terminating the domestic credit facility;

•	no event of default under the documents governing our domestic credit facility has occurred or would occur as a result of paying the dividend;

•	ability to draw funds under the revolving credit facility is not less than $9.0 million;

•	after giving effect to the dividend, the aggregate amount of all dividends and other distributions on our common stock during the fiscal year in which the dividend is paid does not exceed 50% of our net income, excluding noncash extraordinary items, for the immediately preceding fiscal year less the amount by which specified investments made exceed $3.0 million; and

•	the aggregate amount of dividends does not exceed $15.0 million less the sum of (i) amounts expended for specified acquisitions; (ii) amounts expended for specified investments and (iii) specified permitted loans.

If the indenture for our senior notes is no longer in effect, a lease guaranty with respect to the lease for our recently acquired Mooresville, North Carolina facility restricts us from paying dividends if either:

•	our WinCup Holdings, Inc. subsidiary has a net worth, as determined in accordance with GAAP, of less than $40.0 million or

•	WinCup Holdings, Inc. is in default under specified sections of the lease.

In addition, under Delaware law, our board of directors may declare dividends only to the extent of our “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years.

Provisions of our certificate of incorporation and bylaws, contracts to which we are a party and Delaware law, could delay or prevent a change in control of our Company and entrench current management.

Our amended and restated certificate of incorporation and bylaws, which we intend to implement prior to the effectiveness of the registration statement of which this prospectus is a part, may be deemed to have an anti- takeover effect and may delay, deter or prevent a change of control of us, such as a tender offer or takeover proposal that might result in a premium over the market price for our common stock. In addition, certain of these provisions make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management. For example, our amended and restated certificate of incorporation and bylaws will:

•	provide for a classified board of directors;

•	not permit the removal of directors other than for cause;

•	not permit stockholders to act by written consent or to call special meetings;

•	require certain advance notice for director nominations and actions to be taken at annual meetings;

•	require supermajority stockholder approval with respect to extraordinary transactions such as mergers and certain amendments to our certificate of incorporation and bylaws (including in respect of the provisions set forth above); and

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors without stockholder approval.

Furthermore, the indenture governing our senior notes requires us to give holders of the senior notes the opportunity to sell us their senior notes at 101% of their face amount plus accrued and unpaid interest in the event of a change of control within the meaning of the indenture. Under our domestic credit facility, a change of control without the lender’s consent may lead the lender to exercise remedies such as acceleration of the loan and termination of its obligations to fund additional advances under the revolving credit portion of that facility.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% of more of our common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner.

These provisions of the contracts to which we are a party and Delaware law could delay, deter or prevent a change in control of us, which could adversely affect the price of our common stock.

Our issuance of shares of “blank check” preferred stock could delay, deter or prevent a change of control of our Company.

Our amended and restated certificate of incorporation, which we intend to implement prior to the effectiveness of the registration statement of which this prospectus is a part, will provide that our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more classes or series, to designate the number of shares constituting any class or series, and to fix the rights, preferences, privileges and restrictions of such class or series, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such class or series. The issuance of shares of preferred stock may have the effect of delaying, deterring or preventing a change in control of us, even where stockholders are offered a premium for their shares.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $10.13 per share (assuming the common stock is offered at $14.00 per share, the mid-point of the range set forth on the cover page of the prospectus) because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the shares you acquire based on the pro forma net tangible book value per share as of September 26, 2003. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

You will experience additional dilution upon the exercise of stock options by employees or directors to purchase common stock under our equity incentive plan. Through November 30, 2003, we granted stock options to purchase 1,281,933 shares of our common stock at a weighted average exercise price of $3.08 per share. You will also experience additional dilution upon the issuance of 473,500 shares of restricted stock we intend to issue under our incentive plan prior to closing of this offering.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “will be,” “will likely continue,” “will likely result,” or words or phrases of similar meaning including, among other things, statements concerning:

•	expected cost reductions and changes in operating efficiency, including those we expect to achieve from the Polar Plastics acquisition;

•	expansion and growth of operations, including integration of the Polar Plastics acquisition;

•	future operating results and financial condition;

•	business strategies;

•	market and general economic conditions;

•	fluctuations in raw material prices;

•	changes in environmental laws and regulations; and

•	changes in availability of capital.

Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from the forward-looking statements. These risks and uncertainties may include those discussed under the heading “Risk Factors.” We operate in a changing environment in which new risk factors can emerge from time to time. While we have disclosed all material risks of which we are currently aware, it is not possible for management to predict all possible risks, nor can it assess the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $54.8 million, after deducting the underwriting discount and estimated expenses of this offering and assuming we sell the shares for $14.00 per share, the mid-point of the estimated price range. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $63.2 million.

We intend to use the net proceeds from this offering to repay indebtedness, consisting of the following:

•	Approximately $32.5 million under our revolving credit facilities, with effective interest rates as of September 26, 2003 ranging from 3.65% to 4.60% and final maturity dates ranging from current to March 2008; and

•	Approximately $22.3 million under term loans and mortgages, with effective interest rates as of September 26, 2003 ranging from 3.17% to 9.86% and final maturity dates ranging from current to March 2008.

DIVIDEND POLICY

We have not paid for the past four years any cash dividends on our common stock. Subject to the restrictions in our domestic credit facilities, the indenture governing our senior notes and other agreements regarding our ability to pay dividends on our common stock, we intend to pay an annual cash dividend on our common stock. We have not determined the amount of the dividend or the timing of when any such dividends will be payable. Any payment of dividends will be at the discretion of our board of directors and will depend upon, among other things, our results of operations, cash requirements, financial condition, contractual restrictions with respect to the payment of dividends, provisions of applicable law and other considerations that our board of directors may deem relevant.

The instruments governing our indebtedness contain various covenants that limit the amount of dividends we may pay. The indenture governing our senior notes permits payment of cash dividends on our common stock only if:

•	we are not, and would not be as a result of the payment of the dividend, in default under the indenture;

•	after giving effect to the dividend, our interest coverage ratio (as defined in the indenture) is at least 2:1 on a pro forma basis for the prior four fiscal quarters; and

•	the amount of dividend, when aggregated with any other cash dividends paid, together with the amount of certain other restricted payments made, since the issuance of the senior notes in March 2003, does not exceed the sum of (i) 50% of our consolidated net income for that period (or minus 100% of any net loss for that period) plus (ii) net cash proceeds from the sale of stock since the issuance of the senior notes, including the proceeds of this offering, plus (iii) $15.0 million.

The documents governing our domestic credit facility permit our payment of cash dividends on our common stock only if:

•	we have not given notice that we are terminating the domestic credit facility;

•	no event of default under the documents governing our domestic credit facility has occurred or would occur as a result of paying the dividend;

•	ability to draw funds under the revolving credit facility is not less than $9.0 million;

•	after giving effect to the dividend, the aggregate amount of all dividends and other distributions on our common stock during the fiscal year in which the dividend is paid does not exceed 50% of our net income, excluding noncash extraordinary items, for the immediately preceding fiscal year less the amount by which specified investments made exceed $3.0 million; and

•	the aggregate amount of dividends does not exceed $15.0 million less the sum of (i) amounts expended for specified acquisitions; (ii) amounts expended for specified investments and (iii) specified permitted loans.

If the indenture for our senior notes is no longer in effect, a lease guaranty with respect to the lease for our recently acquired Mooresville, North Carolina facility restricts us from paying dividends if either:

•	our WinCup Holdings, Inc. subsidiary has a net worth, as determined in accordance with GAAP, of less than $40.0 million or

•	WinCup Holdings, Inc. is in default under specified sections of the lease.

For certain risks relating to our payment of dividends, see “Risk Factors—Risks Relating to This Offering—We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness contain various covenants that may limit our ability to pay dividends.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 26, 2003:

•	on an actual basis, after giving effect to the recapitalization;

•	on a pro forma basis to give effect to the closing of the Polar Plastics acquisition; and

•	on a pro forma, as adjusted, basis to give effect to this offering and the application of the net proceeds of this offering, assuming the common stock is offered at $14.00 per share, the mid-point of the range set forth on the cover page of the prospectus.

	September 26 , 2003
	Actual	Pro Forma(1)	Pro Forma, as Adjusted
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$1,896	$1,896	$1,896

Long-term debt, including current portion:
Revolving credit facilities(2)	40,048	39,582	7,075
Term debt and mortgages	57,828	74,328	52,044
Capital lease obligations	2,025	11,716	11,716
Senior notes due 2010	135,000	135,000	135,000

Total long-term debt	234,901	260,626	205,835

Stockholders’ equity:
Common stock, $0.10 par value; actual and pro forma: 40,000,000 shares authorized; 11,259,735 shares outstanding actual and pro forma; 15,614,735 shares outstanding pro forma, as adjusted(3)	1,126	1,126	1,561
Additional paid-in capital	18,262	18,262	72,618
Retained deficit	(10,151)	(10,151)	(10,151)
Cumulative translation adjustment	(596)	(596)	(596)

Total stockholders’ equity	8,641	8,641	63,432

Total capitalization	$243,542	$269,267	$269,267

(1)	In connection with the Polar Plastics acquisition, we assumed $11.2 million in long-term contractual liabilities from Polar Plastics and, to finance the acquisition, also incurred $15.0 million in term debt and repaid $0.5 million in borrowings under our revolving credit facilities at the closing of the acquisition, all of which are included in the calculation of our pro forma capitalization as of September 26, 2003.
(2)	After taking into account cash on hand and certain restrictions, including borrowing base limitations, we had the ability to draw up to an additional $53.2 million under our revolving credit facilities as of September 26, 2003, pro forma for the Transactions.
(3)	Includes 70,000 shares of restricted stock we intend to issue under our incentive plan upon closing of this offering pursuant to Mr. Kennedy’s new employment agreement. Excludes outstanding options to purchase 1,281,933 shares of common stock at a weighted average exercise price of $3.08 per share and 473,500 shares of restricted stock we intend to issue under our incentive plan prior to closing.

DILUTION

Dilution is the amount by which the price paid by the purchasers of common stock in this offering will exceed the net tangible book value per share of common stock after this offering. The net tangible book value per share of common stock is determined by subtracting total liabilities from the total book value of the tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding on the date the book value is determined. The pro forma net tangible book value per share of common stock is determined by subtracting total pro forma liabilities from the total pro forma tangible assets and dividing the difference by the pro forma number of shares of our common stock deemed to be outstanding on the date the tangible book value is determined. As of September 26, 2003, we had a net tangible book value of $8.3 million, or $0.74 per share. Our pro forma net tangible book value at September 26, 2003 is $5.7 million or $0.50 per share, which includes the pro forma effect of the Polar Plastics acquisition and the related financings. After giving effect to the consummation of this offering and the application of the net proceeds therefrom, our pro forma, as adjusted, net tangible book value as of September 26, 2003 would have been $60.4 million or $3.87 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $3.37 per share and an immediate dilution to new investors of $10.13 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Net tangible book value per share as of September 26, 2003	$0.74
Pro forma effect of Polar Plastics acquisition and the related financings	(0.24)

Pro forma net tangible book value per share as of September 26, 2003	0.50
Increase attributable to new investors	3.37

Pro forma, as adjusted, net tangible book value per share after this offering		3.87

Dilution per share to new investors		$10.13

The following table summarizes, on the pro forma, as adjusted basis set forth above as of September 26, 2003, the difference between the total cash consideration paid and the average price per share paid by existing stockholders and the new investors with respect to the number of shares of common stock acquired from us, before deducting estimated underwriting discounts, commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	12,213,205	74.03%	$3,373,535	5.32%	$0.28
New investors	4,285,000	25.97%	59,990,000	94.68%	14.00

Total	16,498,205	100.0%	$63,363,535	100.0%

(1)	Includes 883,470 shares issuable to our executive officers upon the exercise of stock options for an aggregate exercise price of $2,677,475 and a weighted average exercise price of $3.03 per share.

As of September 26, 2003, there were outstanding options to purchase an additional 398,463 shares of common stock at exercise prices ranging from $1.86 to $3.87 per share and a weighted average exercise price of $3.14 per share. To the extent these options are exercised, there will be further dilution to new investors. The foregoing calculations exclude the effect of the issuance of 473,500 shares of restricted stock we intend to issue under our incentive plan prior to the closing of this offering, which will cause further dilution to new investors.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

In mid-November 2003, we acquired nine thermoforming machines capable of producing polypropylene and polystyrene products, 37 injection molding machines, 10 raw material storage silos, related production assets and net working capital. We assumed a long-term lease for a 342,000 square foot facility that includes manufacturing, warehouse and office space. The purchase price for the assets was approximately $28.7 million, consisting of $7.5 million in cash, $4.5 million of which was paid at closing with the remainder to be paid after closing, subject to adjustment based upon working capital levels, issuance of a six-year note in the amount of $10.0 million bearing interest at 6.0% and the assumption of $11.2 million in other long-term contractual liabilities. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require us to pay an additional $3.0 million over five years. We financed this acquisition with proceeds from our amended credit facility.

The following unaudited pro forma consolidated balance sheets as of September 26, 2003 and the unaudited pro forma consolidated statements of operations for the year ended December 27, 2002 and the nine months ended September 26, 2003 are based on our historical consolidated financial statements and the historical consolidated financial statements of Polar Plastics. See “The Acquisition” for more information concerning our acquisition of certain assets of Polar Plastics. The unaudited pro forma consolidated statements of operations do not include the 473,500 shares of restricted stock we intend to issue under our incentive plan prior to the closing of this offering.

The unaudited pro forma consolidated statements of operations for the year ended December 27, 2002 and the nine months ended September 26, 2003 give effect to the following Transactions, as if each had occurred on December 29, 2001:

Acquisition adjustments: the acquisition of the thermoforming assets from Polar Plastics and the related financing of this acquisition.

Offering adjustments:

•	the new employment agreement entered into by Mr. Kennedy that is contingent upon closing of this offering;

•	the sale of 4,285,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share, the mid-point of the range shown on the cover of this prospectus; and

•	the application of the net proceeds from this offering, after deducting the underwriting discount and commissions and estimated offering expenses.

The unaudited pro forma consolidated balance sheets as of September 26, 2003 give effect to each of the Transactions as if they occurred on September 26, 2003.

The acquisition of Polar Plastics will be accounted for under the purchase method of accounting. As a result, the purchase price and related costs will be allocated to the estimated fair values of the assets acquired and liabilities assumed at the time of the acquisition based on management’s best estimates. Once we have determined the final purchase price to be paid in connection with the acquisition of Polar Plastics, and completed the valuation studies necessary to finalize the required purchase price allocations, the unaudited pro forma consolidated financial statements will be subject to adjustment. Such adjustments may result in material changes to the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations to reflect, among other things, the final allocation of the purchase price. Accordingly, the financial information presented herein is preliminary and subject to change.

The unaudited pro forma consolidated financial statements are based upon currently available information, assumptions, and estimates that we believe are reasonable. These assumptions and estimates, however, are subject to change. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma data. The unaudited pro forma consolidated financial data is presented for informational purposes only and is not indicative of either future results of operations and financial condition or results and financial condition that might have been achieved if the transactions had been consummated as of the referenced dates. The pro forma consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and those of Polar Plastics, together with the related notes thereto, that are included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statements of Operations

	Year Ended December 27, 2002
	Radnor(1)	Polar Plastics(2)	Acquisition Adjustments		Pro Forma	Offering Adjustments		Pro Forma, as Adjusted
	(in thousands, except share and per share data)
Net sales	$323,182	$36,904	$—		$360,086	$—		$360,086
Cost of goods sold	243,501	32,211	(3,763	)(4)	271,949	—		271,949

Gross profit	79,681	4,693	3,763		88,137	—		88,137
Distribution	22,621	—	—		22,621	—		22,621
Selling, general and administrative expenses	33,124	5,179	382	(5)	38,685	(2,173	)(8)	36,512
Financial expenses	—	1,000	—		1,000	—		1,000

Income (loss) from operations	23,936	(1,486)	3,381		25,831	2,173		28,004
Interest, net(3)	21,382	755	969	(6)	23,106	(3,484	)(9)	19,622
Income from unconsolidated affiliates	(6,165)	—	—		(6,165)	—		(6,165)
Other expense, net	1,146	45	—		1,191	—		1,191

Income (loss) before income taxes and discontinued operations	7,573	(2,286)	2,412		7,699	5,657		13,356
Provision for income taxes	2,878	(760)	808	(7)	2,926	2,150	(10)	5,076

Income (loss) before discontinued operations	4,695	(1,526)	1,604		4,773	3,507		8,280
Loss from discontinued operations, net of tax	48	—	—		48	—		48

Net income (loss)	$4,647	$(1,526)	$1,604		$4,725	$3,507		$8,232

Net income per share:
Basic	$0.41				$0.42			$0.53
Diluted	0.40				0.41			0.52
Weighted average number of shares outstanding:
Basic	11,259,735				11,259,735			15,614,735
Diluted	11,509,067				11,509,067			15,864,066

(1)	Derived from the audited statement of operations of Radnor for the fiscal year ended December 27, 2002.
(2)	Derived from the audited statement of operations of Polar Plastics for the fiscal year ended March 27, 2003.
(3)	Interest includes amortization of premium and debt issuance costs related to the Company’s senior notes of $1.1 million for the year ended December 27, 2002.
(4)	Reflects adjustment to cost of goods sold, as follows (in thousands):

Elimination of historical depreciation	$(1,496)
Depreciation on existing assets, based on preliminary purchase accounting valuation and estimated remaining asset useful lives	610
Depreciation on assets purchased as part of the acquisition of Polar Plastics that were previously accounted for as operating leases	876
Reduction of lease expense related to the purchase of assets previously leased by Polar Plastics	(3,753)

$(3,763)

Assets previously leased, which were purchased as part of the acquisition, relate to machinery and equipment used in Polar Plastics’ thermoforming and injection molding operations. These assets were accounted for as operating leases with various terms extending through 2007. Certain of these assets were leased from Polar Plastics, Ltd., an affiliate of Polar Plastics, and were purchased as part of the acquisition for $3.5 million. In order to ensure ownership of the remainder of the assets and to establish a fixed acquisition price, the remainder of the leased assets were or will be purchased from third-party equipment financiers through the conversion from operating leases to capital leases. These conversions were or will be effected by changes in the payment terms as well as by changes from fair market value purchase options to the transfer of ownership at the end of the lease terms. These purchased assets will be depreciated over their estimated remaining useful lives as determined in our preliminary purchase accounting valuation. Differences between the terms of the operating leases and the estimated remaining asset useful lives result in discrepancies between historical lease expense and expected depreciation expense. The depreciation amount was calculated using the value of property, plant and equipment and the expected useful lives of the corresponding assets, as determined in the Company’s preliminary purchase accounting. The changes made to properly reflect the estimated remaining useful lives of the acquired assets, as well as the allocation of the purchase price to such assets, result in differences between historical and expected depreciation expense.

(5)	Reflects the pro forma adjustment relating to amortization of non-compete agreements.
(6)	Reflects the pro forma adjustment to interest resulting from the Polar Plastics acquisition as follows (in thousands):

Elimination of Polar Plastics’ existing interest expense	$(755)
Interest expense on term debt issued in association with the acquisition	831
Interest on capital leases entered into as part of the acquisition	625
Interest on capital leases assumed as part of the acquisition	7
Interest on term debt assumed as part of the acquisition	42
Interest accretion on long-term non-compete agreements	107
Interest incurred on revolving indebtedness incurred as part of the acquisition	112

$969

(7)	Represents the adjustment to Polar Plastics’ provision for income taxes resulting from the acquisition and related pro forma adjustments and includes the elimination of a valuation allowance provided for against net operating losses generated during Polar Plastics’ fiscal year ended March 27, 2003. On a pro forma basis, the effective tax rate of 38% is consistent with Radnor’s effective tax rate.
(8)	Reflects the reduction in compensation expense resulting from the execution of a new employment agreement contingent upon closing of this offering.
(9)	Reflects the adjustment to interest resulting from the use of proceeds from this offering to repay outstanding borrowings under our revolving credit agreements and a portion of other long-term indebtedness with a combined weighted average interest rate of 6.4%.
(10)	Reflects provision for income taxes related to offering adjustments.

Unaudited Pro Forma Consolidated Statements of Operations

	Nine Months Ended September 26, 2003
	Radnor(1)	Polar Plastics(2)	Acquisition Adjustments			Pro Forma	Offering Adjustments		Pro Forma, as Adjusted
	(in thousands, except share and per share data)
Net sales	$250,417	$25,411	$			$275,828	$—		$275,828
Cost of goods sold	204,886	25,326		(2,645	)(5)	227,567	—		227,567

Gross profit	45,531	85		2,645		48,261	—		48,261
Distribution	17,099	—				17,099	—		17,099
Selling, general and administrative expenses	21,737	4,140		286	(6)	26,163	(1,630	)(9)	24,533
Financial expenses	—	403				403	—		403
Other expense(3)	1,838	—		—		1,838	—		1,838

Income from operations	4,857	(4,458)		2,359		2,758	1,630		4,388
Interest, net(4)	15,583	293		962	(7)	16,838	(2,068	)(10)	14,770
Income from unconsolidated affiliates	(2,304)	—		—		(2,304)	—		(2,304)
Other expense, net	429	—		—		429	—		429

Income (loss) before income taxes and discontinued operations	(8,851)	(4,751)		1,397		(12,205)	3,698		(8,507)
Provision for income taxes	(3,363)	(584)		(691	)(8)	(4,638)	1,405	(11)	(3,233)

Net income (loss)	$(5,488)	$(4,167)		$2,088		$(7,567)	$2,293		$(5,274)

Net loss per share:
Basic	$(0.49)					$(0.67)			$(0.34)
Diluted	(0.49)					(0.67)			(0.34)
Weighted average number of shares outstanding:
Basic	11,259,735					11,259,735			15,614,735
Diluted	11,259,735					11,259,735			15,614,735

(1)	Derived from the unaudited statement of operations of Radnor for the nine months ended September 26, 2003.
(2)	Derived from the unaudited statement of operations of Polar Plastics for the nine months ended September 30, 2003.
(3)	On March 11, 2003, the Company issued $135.0 million of senior notes due 2010 and amended its domestic revolving credit facility to include a $45.0 million term loan and to increase the revolving credit commitment from $35.0 million to $45.0 million. The proceeds were used to repay the then outstanding $159.5 million of Series A and Series B senior notes due 2003 and outstanding borrowings under the existing revolving credit facilities. The Company recorded $1.8 million of other expenses related to the extinguishment of the long-term debt described above, which included the $1.0 million write-off of deferred financing costs and debt premium related to the Company’s Series A and Series B senior notes due 2003, as well as $0.8 million of personnel costs directly related to the debt extinguishment.
(4)	Interest includes deferred financing fee and premium amortization of $0.7 million and $0.1 million, respectively.

(5)	Reflects adjustment to cost of goods sold, as follows (in thousands):

Elimination of historical depreciation	$(903)
Depreciation on existing assets, based on preliminary purchase accounting valuation and estimated remaining asset useful lives	457
Depreciation on assets purchased as part of the acquisition of Polar Plastics that were previously accounted for as operating leases	657
Reduction of lease expense related to the purchase of assets previously leased by Polar Plastics	(2,856)

$(2,645)

Assets previously leased, which were purchased as part of the acquisition, relate to machinery and equipment used in Polar Plastics’ thermoforming and injection molding operations. These assets were accounted for as operating leases with various terms extending through 2007. Certain of these assets were leased from Polar Plastics, Ltd., an affiliate of Polar Plastics, and were purchased as part of the acquisition for $3.5 million. In order to ensure ownership of the remainder of the assets and to establish a fixed acquisition price, the remainder of the leased assets were or will be purchased from third-party equipment financiers through the conversion from operating leases to capital leases. These conversions were or will be effected by changes in the payment terms as well as by changes from fair market value purchase options to the transfer of ownership at the end of the lease terms. These purchased assets will be depreciated over their estimated remaining useful lives as determined in our preliminary purchase accounting valuation. Differences between the terms of the operating leases and the estimated remaining asset useful lives result in discrepancies between historical lease expense and expected depreciation expense. The depreciation amount was calculated using the value of property, plant and equipment and the expected useful lives of the corresponding assets, as determined in the Company’s preliminary purchase accounting. The changes made to properly reflect the estimated remaining useful lives of the acquired assets, as well as the allocation of the purchase price to such assets, result in differences between historical and expected depreciation expense.

(6)	Reflects the pro forma adjustment relating to amortization of non-compete agreements to selling, general and administrative expenses.
(7)	Reflects the pro forma adjustment to interest resulting from the Polar Plastics acquisition as follows (in thousands):

Elimination of Polar Plastics’ existing interest expense	$(293)
Interest expense on term debt issued in association with the acquisition	603
Interest on capital leases entered into as part of the acquisition	468
Interest on capital leases assumed as part of the acquisition	5
Interest on term debt assumed as part of the acquisition	25
Interest accretion on long-term non-compete agreements	80
Interest incurred on revolving indebtedness incurred as part of the acquisition	74

$962

(8)	Represents the adjustment to Polar Plastics’ provision for income taxes resulting from the acquisition and related pro forma adjustments and includes the elimination of a valuation allowance provided for against net operating losses generated during Polar Plastics’ nine months ended September 30, 2003. On a pro forma basis, the effective tax rate of 38% is consistent with Radnor’s effective tax rate.
(9)	Reflects the reduction in compensation expense resulting from the execution of a new employment agreement contingent upon closing of this offering.
(10)	Reflects the adjustment to interest resulting from the use of proceeds from this offering to repay outstanding borrowings under our revolving credit agreements and a portion of other long-term indebtedness with a combined weighted average interest rate of 5.0%.
(11)	Reflects provision for income taxes related to offering adjustments.

Unaudited Pro Forma Balance Sheets

	As of September 26, 2003
	Radnor(1)	Polar Plastics(2)	Acquisition Adjustments(3)		Pro Forma	Offering Adjustments		Pro Forma, as Adjusted
	(in thousands)
Assets
Current assets:
Cash	$1,896	$—	$—		$1,896	$—		1,896
Accounts receivable, net	42,209	4,047	(802	)(4)	45,454	—		45,454
Inventories, net	39,802	9,595	—		49,397	—		49,397
Prepaid expenses and other	8,909	—	—		8,909	—		8,909
Deferred tax asset	2,146	—	—		2,146	—		2,146

Total current assets	94,962	13,642	(802)		107,802	—		107,802

Property, plant, and equipment, net	177,378	8,153	14,135	(4)	199,666	—		199,666
Investments in unconsolidated affiliates	16,921	—	—		16,921	—		16,921
Non-compete agreements	—	—	2,671	(5)	2,671	—		2,671
Other assets	11,650	15	—		11,665	—		11,665

Total assets	$300,911	$21,810	$16,004		$338,725	$—		$338,725

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$41,813	$4,135	$(1,255	)(4)	$44,693	$—		$44,693
Accrued liabilities	9,594	2,788	3,750	(4)	16,132	—		16,132
Short-term debt	—	2,054	(2,054	)(4)	—			—
Current portion of long-term debt	8,490	1,499	3,251	(4)	13,240	(3,750	)(6)	9,490
Current portion of capital lease obligations	1,005	23	1,922	(4)	2,950	—		2,950

Total current liabilities	60,902	10,499	5,614		77,015	(3,750)		73,265

Credit agreements	40,048	—	(466	)(4)	39,582	(32,507	)(6)	7,075
Term notes, net of current portion	49,338	2,190	9,560	(4)	61,088	(18,534	)(6)	42,554
Capital lease obligations, net of current portion	1,020	60	7,686	(4)	8,766	—		8,766
Senior notes due 2010	135,000	—	—		135,000	—		135,000

Total long-term debt	225,406	2,250	16,780		244,436	(51,041)		193,395

Deferred tax liability	4,506	—	—		4,506	—		4,506

Other non-current liabilities	1,456	2,752	(81	)(5)	4,127	—		4,127

Commitments and contingencies	—	—	—		—	—		—
Stockholders’ equity:
Common stock & paid-in-capital	19,388	100	(100	)(4)	19,388	54,791	(6)	74,179
Preferred stock	—	6,900	(6,900	)(4)	—	—		—
Retained earnings (deficit)	(10,151)	(691)	691	(4)	(10,151)	—		(10,151)
Cumulative translation adjustment	(596)	—	—		(596)	—		(596)

Total stockholders’ equity (deficit)	8,641	6,309	(6,309)		8,641	54,791		63,432

Total liabilities and stockholders’ equity	$300,911	$21,810	$16,004		$338,725	$—		$338,725

(1)	Represents the unaudited balance sheet of Radnor as of September 26, 2003.
(2)	Represents the unaudited balance sheet of Polar Plastics as of September 30, 2003.
(3)	A final purchase accounting valuation of Polar Plastics’ assets and liabilities has not been completed. Upon the completion of such a valuation, the purchase price will be allocated to Polar Plastics’ assets and liabilities, both tangible and intangible. The preliminary purchase accounting valuation, based on the total acquisition cost of $28.7 million, is as follows:

Current assets	$12,840
Property, plant and equipment	22,288
Non-compete agreements	2,671
Other assets	15
Current liabilities	(6,418)
Non-current liabilities	(2,671)

Acquisition cost	$28,725

We do not believe that the final valuation will result in any material changes to the tangible and intangible assets and liabilities recorded.

(4)	Purchase accounting adjustments related to the Polar Plastics acquisition as follows:

Adjustment related to accounts receivable due from Polar Plastics, Ltd. not purchased as part of the acquisition	$(802)

Fair value adjustment to Polar Plastics’ existing property, plant and equipment	994
Purchase of assets previously leased from Polar Plastics, Ltd.	3,533
Conversion of operating leases to capital leases	9,608

Total adjustment to property, plant and equipment	$14,135

Adjustment related to accounts payable due to Polar Plastics, Ltd. not assumed as part of the acquisition	$(1,255)

Portion of acquisition price held back at closing, pending the outcome of a working capital adjustment	$3,000
Plant closure and severance costs	750

Total adjustment to accrued liabilities	$3,750

Elimination of short-term debt not assumed as part of the acquisition	$(2,054)

Elimination of current portion of long-term debt not assumed as part of the acquisition	$(499)
Current portion of new $5.0 million term debt facility	3,750

Total adjustments to current portion of long-term debt	$3,251

Current portion of operating leases converted into capital leases	$1,922

Pay down of revolving debt in connection with the acquisition	$(466)

Elimination of term notes not assumed as part of the acquisition	$(1,690)
Long-term portion of new $5.0 million term debt facility	1,250
Long-term portion of six-year term note issued in connection with the acquisition	10,000

Total adjustment to term notes, net of current portion	$9,560

Long-term portion of operating leases converted into capital leases	$7,686

Elimination of Polar Plastics’ common stock and paid-in capital	$(100)
Elimination of Polar Plastics’ preferred stock	(6,900)
Elimination of Polar Plastics’ retained deficit	691

Total adjustments to stockholder’s equity	$6,309

(5)	Reflects the present value of seven-year non-competition agreements that Polar Plastics and certain of its affiliates and key management have entered into that will require us to pay $3.0 million over five years offset by the elimination of the $2.7 million deferred gain from a sale-leaseback transaction reflected on Polar Plastics’ September 30, 2003 balance sheet.
(6)	Reflects the sale by us of 4,285,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share, the mid-point of the range set forth on the cover page of the prospectus, and the application of the net proceeds therefrom to the repayment of certain outstanding indebtedness, including term debt, mortgages, and borrowings under our revolving credit agreements.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents certain audited and unaudited historical financial information of Radnor and should be read in conjunction with our consolidated financial statements, the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. All share and per share amounts have been adjusted to give effect to the recapitalization as if it occurred on the first day of each period presented but do not include the issuance of 543,500 shares of restricted stock we intend to issue under our incentive plan prior to or upon closing of this offering. Financial results for the periods presented are not fully comparable because of the December 2001 disposition of our European insulation operations. Fiscal years 2000 and 2001 contain the results of operations from the European insulation operations and exclude any adjustments to reflect this disposition.

We have derived the selected consolidated financial data as of and for the nine months ended September 27, 2002 and September 26, 2003 from our unaudited consolidated financial statements included elsewhere herein, which include all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary for a fair statement of financial position, results of operations and cash flows as of those dates and for those periods. The results of operations for the interim periods are not necessarily indicative of the results for the full years, due to the seasonality inherent in some of our operations and the possibility of general economic changes.

The selected data presented below under the captions “Statement of Operations,” “Other Financial and Operating Data,” and “Balance Sheet Data” for, and as of the end of, the year ended December 27, 2002 is derived from the consolidated financial statements of Radnor, which consolidated financial statements have been audited by KPMG LLP, independent auditors. The consolidated financial statements as of December 27, 2002, and for the year then ended, and the report thereon, are included elsewhere in this prospectus. The selected data presented below for the nine-month periods ended September 26, 2003 and September 27, 2002, and as of September 26, 2003 and September 27, 2002, are derived from the unaudited consolidated financial statements of Radnor included elsewhere in this prospectus. The information presented below under the captions “Selected Operating Data” and “Pro Forma, as Adjusted” is not derived from the consolidated financial statements. The selected data should be read in conjunction with the consolidated financial statements for the year ended December 27, 2002, the related notes and the independent auditor’s report, which report refers to their audit of the adjustments that were applied to revise the fiscal 2001 and fiscal 2000 consolidated financial statements, as more fully described in Note 2 and Note 7 to the consolidated financial statements. However, KPMG LLP was not engaged to audit, review or apply any procedures to the fiscal 2001 and fiscal 2000 consolidated financial statements other than with respect to such adjustments and disclosures.

The historical information with respect to us as of December 28, 2001 and for each of the two years in the period ended December 28, 2001 has been derived from our audited financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. These financial statements appear elsewhere in this prospectus. Arthur Andersen has not reissued its report for purposes of this offering. The historical information with respect to us as of December 25, 1998, December 31, 1999 and December 29, 2000 and for each of the two years in the period ended December 31, 1999 has been derived from our audited financial statements, which have been audited by Arthur Andersen. See “Risk Factors—Risks Relating to This Offering—Our former use of Arthur Andersen as our independent public accountants will limit your ability to seek recovery from them related to their work and may pose risk to us.”

	Year Ended					Nine Months Ended
	Dec. 25, 1998	Dec. 31, 1999	Dec. 29, 2000	Dec. 28, 2001	Dec. 27, 2002	Sept. 27, 2002	Sept. 26, 2003
						(unaudited)
	(in thousands, except share and per share data)
Statement of Operations(1):
Net sales	$303,586	$310,470	$353,752	$325,734	$323,182	$242,357	$250,417
Cost of goods sold	220,691	226,509	277,254	250,719	243,501	182,646	204,886

Gross profit	82,895	83,961	76,498	75,015	79,681	59,711	45,531
Distribution expense	23,004	24,535	26,003	25,176	22,621	16,867	17,099
Selling, general and administrative expenses	31,414	36,460	37,128	32,464	33,124	23,198	21,737
Gain on sale of business(2)	—	—	—	(10,493)	—	—	—
Other expenses(3)	—	—	—	—	—	—	1,838

Income from operations	28,477	22,966	13,367	27,868	23,936	19,646	4,857
Interest, net(4)	18,776	21,070	21,725	22,331	21,382	16,229	15,583
Income from unconsolidated affiliates	—	(183)	(876)	(1,160)	(6,165)	(911)	(2,304)
Other expense, net	965	1,363	1,104	2,657	1,146	985	429

Income (loss) before income taxes and discontinued operations	8,736	716	(8,586)	4,040	7,573	3,343	(8,851)
Income tax expense (benefit)	3,340	241	(3,074)	2,150	2,878	1,270	(3,363)

Income (loss) before discontinued operations	5,396	475	(5,512)	1,890	4,695	2,073	(5,488)
Loss from discontinued operations, net of tax	—	6,859	144	247	48	48	—

Net income (loss)	$5,396	$(6,384)	$(5,656)	$1,643	$4,647	$2,025	$(5,488)

Net income (loss) per share:
Basic	$0.48	$(0.57)	$(0.50)	$0.15	$0.41	$0.18	$(0.49)
Diluted	0.46	(0.57)	(0.50)	0.15	0.40	0.18	(0.49)
Weighted average number of shares outstanding:
Basic	11,259,735	11,259,735	11,259,735	11,259,735	11,259,735	11,259,735	11,259,735
Diluted	11,634,033	11,259,735	11,259,735	11,259,735	11,509,067	11,540,121	11,259,735

	Year Ended					Nine Months Ended
	Dec. 25, 1998	Dec. 31, 1999	Dec. 29, 2000	Dec. 28, 2001	Dec. 27, 2002	Sept. 27, 2002	Sept. 26, 2003
						(unaudited)
	(in thousands)
Other Financial and Operating Data(1):
Capital expenditures	$17,661	$20,032	$15,292	$12,358	$10,558	$7,071	$9,329
Depreciation and amortization(5)	12,868	15,895	17,635	18,216	17,937	12,303	12,744

Selected Operating Data:
EBITDA (unaudited)(6)	40,380	30,822	30,630	44,340	46,844	31,827	19,476

Balance Sheet Data:
Total assets	$278,796	$293,683	$305,999	$274,186	$284,132	$289,397	$300,911
Total debt, including current portion(7)	195,998	215,417	229,508	212,910	215,214	216,593	234,901
Stockholders’ equity (deficit)	20,949	7,574	(1,811)	117	10,061	5,477	8,641
Cash dividends per share	240	—	—	—	—	—	—

(1)	The Company’s fiscal year is the 52- or 53-week period that ends on the last Friday of December of each year. The years presented in the above table were 52-week years with the exception of 1999, which was a 53-week year.
(2)	Represents gain resulting from sale of European insulation operations. See Note 1 to the Company’s audited consolidated financial statements included elsewhere herein.
(3)	On March 11, 2003, the Company issued $135.0 million of the senior notes due 2010 and amended its domestic revolving credit facility to include a $45.0 million term loan and to increase the revolving credit commitment from $35.0 million to $45.0 million. The proceeds were used to repay the then outstanding $159.5 million of Series A and Series B senior notes due 2003 and outstanding borrowings under the existing revolving credit facilities. The Company recorded $1.8 million of other expenses related to the extinguishment of the long-term debt described above, which included the $1.0 million write-off of deferred financing costs and debt premium related to the Company’s Series A and Series B senior notes due 2003, as well as $0.8 million of personnel costs directly related to the debt extinguishment.
(4)	Interest includes amortization of premium and debt issuance costs related to the Company’s senior notes of $1.0 million for the year ended December 25, 1998, $1.2 million for the years ended December 31, 1999 and December 29, 2000, $1.1 million for the years ended December 28, 2001 and December 27, 2002, $0.8 million for the nine months ended September 27, 2002 and $0.6 million for the nine months ended September 26, 2003.
(5)	Depreciation and amortization excludes amortization of premium and debt issuance costs included in interest expense as described above in note 4.
(6)	EBITDA represents net income before interest, income taxes, depreciation and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as a primary criterion for evaluating our performance relative to that of our peers. A limitation of EBITDA, however, is that it does not reflect the periodic cost of certain capitalized assets we use to generate our revenues. We evaluate these costs through other financial measures such as capital expenditures and investment spending. EBITDA also does not reflect income net of interest expense, which is a significant expense because of our substantial indebtedness. Despite these limitations, we believe that EBITDA, as an operating performance measure, and not a liquidity measure, provides investors and analysts with a useful measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We also use EBITDA as a measure of our operating performance in our current amended domestic credit facility, where EBITDA is a component in both the fixed charge coverage financial covenant and the funded indebtedness to EBITDA financial covenant. See “Description of Certain Indebtedness—The Amended Domestic Credit Facility.” EBITDA is not a measure of financial performance under GAAP and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.

	Year Ended					Nine Months Ended
	Dec. 25, 1998	Dec. 31, 1999	Dec. 29, 2000	Dec. 28, 2001	Dec. 27 2002	Sept. 27, 2002	Sept. 26, 2003
	(unaudited)
Statement of Operations:	(in thousands)
Net income	$5,396	$(6,384)	$(5,656)	$1,643	$4,647	$2,025	$(5,488)
Adjustments:
Interest	18,776	21,070	21,725	22,331	21,382	16,229	15,583
Income taxes	3,340	241	(3,074)	2,150	2,878	1,270	(3,363)
Depreciation and amortization	12,868	15,895	17,635	18,216	17,937	12,303	12,744

EBITDA	$40,380	$30,822	$30,630	$44,340	$46,844	$31,827	$19,476

(7)	Total debt includes capital lease obligations.

THE ACQUISITION

In mid-November 2003, we purchased certain thermoforming equipment and other assets of Polar Plastics, which included assets of a subsidiary. The acquired assets include nine thermoforming machines capable of producing polypropylene and polystyrene products, 37 injection molding machines, 10 raw material storage silos, related production assets and net working capital. We assumed the long-term lease for a 342,000 square foot facility in Mooresville, North Carolina that includes manufacturing, warehouse and office space. We also acquired the rights to the product lines currently manufactured at this facility, which include a broad range of plastic cups, stemware, plates, bowls, containers and cutlery. We expect that this purchase will provide us with the manufacturing capacity to accelerate the development and marketing of new polypropylene foodservice packaging products, particularly disposable cold drink cups. We also entered into a lease for a manufacturing facility in Winston-Salem, North Carolina through August 2004 and assumed a lease for a warehouse in Mooresville, North Carolina expiring in March 2004. We anticipate vacating these facilities.

The purchase price for the assets was approximately $28.7 million, consisting of $7.5 million in cash, $4.5 million of which was paid at closing with the remainder to be paid after closing subject to adjustment based upon working capital levels, issuance of a six-year note in the amount of $10.0 million bearing interest at 6.0% (with interest but no principal payable until January 1, 2005) and the assumption of $11.2 million in other long-term contractual liabilities. Subject to the adjustment referenced above, the net working capital we acquired consisted of $12.8 million of current assets and $5.7 million of current liabilities. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require us to pay an additional $3.0 million over five years. We financed this acquisition with proceeds from our existing credit facility. We amended our credit facility to increase the revolving credit portion by $10.0 million, add a new $5.0 million term loan, amend existing financial covenants and permit the acquisition. See “Description of Certain Indebtness—The Amended Domestic Credit Facility.”

We believe that the combination of Polar Plastics with our existing business will accelerate our expansion into thermoformed polypropylene products and generate certain cost savings. The data set forth below with respect to these anticipated cost savings have not been prepared with a view towards compliance with generally accepted accounting principles or the rules of the SEC regarding pro forma financial presentation, nor have such data been audited, reviewed, subject to any agreed upon procedures or otherwise passed upon by KPMG LLP or any other independent certified public accountants. These cost savings are not included in our unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

The following summarizes those cost savings that we believe we would have been able to achieve if we had operated Polar Plastics’ business for its fiscal year ended March 27, 2003 and for the nine months ended September 30, 2003:

	Fiscal Year Ended March 27, 2003	Nine Months Ended September 30, 2003
	(in thousands)
Raw Materials:
Polypropylene purchases	$572	$370
Corrugate purchases	150	112
Polystyrene purchases	317	496

Total	1,039	978

Fixed and Variable Overhead:
Salaries	100	75
Closure of redundant manufacturing facility	854	640
Elimination of costs allocated from related company	80	60
Outside storage	329	176

Total	1,363	951

Sales and Marketing:
Salaries	471	404
Benefits	141	121
Other employee costs	213	250
Redundant advertising and promotional costs	105	137
Broker costs	727	654

Total	1,657	1,566

General and Administrative:
Salaries	1,207	1,073
Benefits	253	225
Other employee costs	374	184
Legal and accounting costs	117	13
Elimination of management contract	166	125
Elimination of redundant computer system	169	128
Non-recurring financing costs	242	19
Other	256	224

Total	2,784	1,991

Total cost savings	$6,843	$5,486

Raw Materials – Due to our raw material purchasing power, we are able to purchase polystyrene, polypropylene and corrugated cardboard at rates that are below Polar Plastics’ historical cost. Based on Polar Plastics’ actual purchases of these products, we believe we would have saved approximately $1.0 million for each of the fiscal year ended March 27, 2003 and the nine months ended September 30, 2003.

Fixed and Variable Overhead – We plan to eliminate redundant engineering positions, close a redundant manufacturing facility, eliminate costs allocated from a related company and eliminate outside storage facilities. Based on these opportunities, fixed and variable overhead synergies would have been approximately $1.4 million and $1.0 million for the fiscal year ended March 27, 2003 and for the nine months ended September 30, 2003, respectively.

Selling and Marketing – We plan to eliminate redundancies in sales and marketing staff positions created through the combination of Polar Plastics and our existing operations. In addition, we expect to utilize existing direct sales personnel in certain regions where Polar Plastics previously used sales brokers. In certain areas where both we and Polar Plastics utilized brokers, we believe savings will be generated by consolidating sales efforts into the broker organization with the lower commission structure. In addition, we believe that savings exist with respect to redundant advertising and promotional programs between the two companies. Based on these opportunities, we believe cost savings related to selling and marketing expenses would have been approximately $1.7 million and $1.6 million for the fiscal year ended March 27, 2003 and for the nine months ended September 30, 2003, respectively.

General and Administrative – Polar Plastics has historically been operated as a stand-alone facility with a full complement of financial, accounting, purchasing and human resources staff. We plan to eliminate personnel redundancies created through the combination of the businesses, which will reduce salary costs, benefit expense and other employee costs, which include recruiting, relocation and travel expenses. We expect that legal, accounting and other professional service functions, with the exception of those services provided by external auditors, will be performed by our existing staff. Based on these opportunities, we believe cost savings related to general and administrative expenses would have been approximately $2.8 million and $2.0 million for the fiscal year ended March 27, 2003 and for the nine months ended September 30, 2003, respectively.

Although we believe that the combination of Polar Plastics with our existing business will accelerate our expansion into thermoformed polypropylene products and generate certain cost savings, the combination may not have these anticipated results. In agreeing to the terms and conditions of the Polar Plastics asset purchase agreement, we made certain business assumptions and determinations based on our investigation of the assets and the related business to be acquired. These assumptions and determinations, however, involve certain risks and uncertainties that may cause our assumptions and determinations to be inaccurate. For example, we may have underestimated the expenses that we will incur as a result of managing a higher level of business activity or the number of staff required to manage this level of activity. In addition, in the future we may not be able to purchase polystyrene at costs that are below Polar Plastics’ historical costs.

Moreover, although we believe the assumptions and determinations upon which the foregoing cost savings are based were reasonable when made, because such assumptions are inherently subject to significant economic, competitive and other uncertainties and contingencies which are difficult and in many instances impossible to know, predict or foresee, there can be no assurance, and no representation or warranty is hereby made, that the cost savings presented herein would actually have been achieved had we operated the Polar Plastics’ business during the periods presented. You are strongly cautioned not to place undue reliance on the foregoing cost savings. You should make your own independent review and assessment of the potential operating cost savings in conjunction with a review of the “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Polar Plastics’ and our historical financial statements, each of which is included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto. This discussion contains forward-looking statements. Please see “Forward-Looking Statements” and “Risk Factors” for a discussion of some of the uncertainties, risks and assumptions associated with these statements.

General

We are a leading manufacturer and distributor of disposable foodservice packaging products in the U.S. and of specialty chemical products worldwide. We are the second largest U.S. manufacturer of foam cups and containers. We are extending our product line into thermoformed polypropylene products consisting primarily of cold drink cups. Cold drink cups constitute a majority of the U.S. disposable cup market, which we estimate to have been a $4.0 billion market in 2002. We are also the fifth largest worldwide producer of expandable polystyrene, or EPS, producing more than 360 million pounds per year.

Recent Acquisition

In mid-November 2003, we acquired nine thermoforming machines capable of producing polypropylene and polystyrene products, 37 injection molding machines, 10 raw material storage silos, related production assets and net working capital. We also assumed the long-term lease for a 342,000 square foot facility that includes manufacturing, warehouse and office space. The purchase price for the assets was approximately $28.7 million, consisting of $7.5 million in cash, $4.5 million of which was paid at closing with the remainder to be paid after closing, subject to adjustment based upon working capital levels, issuance of a six-year note in the amount of $10.0 million bearing interest at 6% and the assumption of $11.2 million in other long-term contractual liabilities. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require us to pay an additional $3.0 million over five years. We financed this acquisition with proceeds from our amended credit facility.

Net Sales

Net sales represent the gross sales of the Company’s products less cash discounts and allowances, which historically have averaged approximately 2% of gross sales.

In accordance with Emerging Issues Task Force Issue No. 00-22, the Company has changed its reporting of sales and marketing rebates to include them as an offset to net sales. Previously, they were included as a selling expense. Prior period financial information included in Management’s Discussion and Analysis of Financial Condition and Results of Operations has been adjusted to reflect this reclassification.

Cost of Goods Sold

Raw material and energy costs represent a large portion of the Company’s cost of goods sold and are susceptible to price fluctuations based upon supply and demand and general market conditions. Beginning in January 2002 through March 2003, market prices of the Company’s primary raw material, styrene monomer, increased by more than 80%. From March 2003 through November 2003, market prices for styrene monomer decreased by approximately 13%. Although future raw material prices cannot be predicted with accuracy, prices for raw materials used in the Company’s current products are forecasted by independent industry surveys and producer reports to remain relatively stable over the next year. While the Company has been able to pass on the majority of past raw material price increases to customers, the Company may not be able to increase prices if raw material costs rise in the future.

Our plastic cups and cutlery are thermoformed and injected molded from polypropylene and polystyrene resins. The prices of polystyrene resins have fluctuated in a fashion similar to the fluctuations affecting styrene monomer as described above. Polystyrene is largely a derivative of styrene monomer and prices typically react the same way over time. Prices also can change based on the operating rates of the polystyrene manufacturing facilities. Published contract pricing for high-impact polystyrene, or HIPS, is currently $0.60 per pound. The forecasted price of HIPS is expected to range between $0.53 and $0.59 during 2004.

Polypropylene resins are made from propylene. We do not currently have long-term supply agreements for propylene. If we are unable to enter into long-term supply agreements, we will be more impacted by the changing market conditions for polypropylene. Polypropylene resin pricing will follow the raw material price of propylene and be influenced by the operating rates of the respective polypropylene manufacturing locations. Polypropylene has had the tendency to fluctuate significantly over time. For example, the contract price for polypropylene ranged from $0.28 to $0.46 from the beginning of 2000 through November 2003. The published polypropylene contract price was $0.40 per pound for November 2003 and is projected to increase to about $0.42 per pound by the end of 2004.

In connection with the Company’s engineering initiatives, the Company has invested significant resources in research and development. The Company expenses all research and development costs in the period incurred and includes such costs in cost of goods sold. As a percentage of net sales, these costs have represented 1.0%, 0.8% and 0.8% in fiscal 2000, 2001 and 2002, respectively, and 0.6% and 0.4% for the nine months ended September 27, 2002 and September 26, 2003, respectively.

Distribution Expense

The Company ships its products from manufacturing locations using a combination of common carriers and its own fleet of leased vehicles. Distribution expense consists of the costs to ship products, including costs of labor and leased vehicles.

Gain on Sale of Business

On December 12, 2001, the Company completed the sale of its European insulation operations, which included seven manufacturing plants that convert EPS into insulation products for sale primarily to the Nordic construction industry. The consideration for the sale was approximately $35.1 million in cash and assumption of debt. In connection with the sale, we realized a $10.5 million gain.

Recent Development

In June 2003, a court granted summary judgment in favor of one of the Company’s styrene monomer suppliers in a dispute regarding the pricing terms of a supply contract. While the Company believes its position in the pricing dispute had merit, it has reached an amicable settlement with the supplier. This settlement has not had and is not expected to have a material impact on the Company’s results of operations or financial condition.

Comparability of Periods

Financial results for the periods presented are not fully comparable because of the December 2001 disposition of the European insulation operations. Fiscal years 2000 and 2001 contain the results of operations from the European insulation operations and exclude any adjustments to reflect this disposition. In addition, the Company’s fiscal year is the 52- or 53-week period that ends on the last Friday of December of each year. Each of the years presented in the table below were 52-week years.

Results of Operations

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and Radnor’s financial statements included elsewhere in this prospectus.

The following table sets forth, for the periods indicated, certain operating data as a percentage of net sales.

	Percentage of Net Sales
	Year Ended			Nine Months Ended
	Dec. 29, 2000	Dec. 28, 2001	Dec. 27, 2002	Sept. 27, 2002	Sept. 26, 2003
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	78.4	77.0	75.3	75.4	81.8

Gross profit	21.6	23.0	24.7	24.6	18.2
Distribution expense	7.4	7.7	7.0	7.0	6.8
Selling, general and administrative expenses	10.5	10.0	10.3	9.5	8.7
Gain on sale of business	—	(3.2)	—	—	—
Other expenses	—	—	—	—	0.7

Income from operations	3.7	8.5	7.4	8.1	2.0
Interest	6.1	6.9	6.6	6.7	6.2
Income from unconsolidated affiliates	(0.3)	(0.4)	(1.9)	(0.4)	(0.9)
Other expense, net	0.3	0.8	0.4	0.4	0.2

Income (loss) before income taxes and discontinued operations	(2.4)%	1.2%	2.3%	1.4%	(3.5)%
Income tax expense (benefit)	(0.8)	0.7	0.9	0.5	(1.3)

Income (loss) before discontinued operations	(1.6)%	0.5%	1.4%	0.9%	(2.2)%

Three and Nine Months Ended September 26, 2003 Compared to the Three and Nine Months Ended September 27, 2002

Consolidated

Net sales for the three months ended September 26, 2003 were $86.9 million, an increase of $0.6 million from $86.3 million for the three months ended September 27, 2002. This increase was primarily due to higher sales at the specialty chemicals operations resulting from increased selling prices and sales volumes.

Gross profit for the three months ended September 26, 2003 decreased by $3.4 million to $16.9 million from $20.3 million for the comparable period in 2002. This decrease was primarily caused by lower gross profit at the packaging operations ($1.9 million) and the specialty chemicals operations ($1.1 million) resulting from higher raw material and natural gas costs, partially offset by higher selling prices and sales volumes.

Operating expenses for the three months ended September 26, 2003 decreased by $0.6 million to $13.0 million from $13.6 million for the comparable period in 2002. This decrease was primarily due to lower employee-related costs and amortization at the Company’s corporate offices ($1.3 million), partially offset by higher distribution costs and selling expenses at the specialty chemicals operations ($0.8 million).

During the three months ended September 26, 2003, the Company implemented cost containment and reduction initiatives. These initiatives included, among other things, a reduction in force and other employee costs, the closure of one of our specialty chemicals technology and development centers, and changes in product packaging and configuration. We expect that savings related to these initiatives will total approximately $5.0 million annually. Severance costs related to the reduction in force totaled $0.2 million for the three months ended September 26, 2003.

Net sales for the nine months ended September 26, 2003 were $250.4 million, an $8.0 million increase from the nine months ended September 27, 2002. This increase was primarily due to higher sales at the specialty chemicals segment ($13.2 million) primarily resulting from higher selling prices, partially offset by lower sales at the packaging segment ($4.2 million) during the first half of 2003.

Gross profit for the nine months ended September 26, 2003 was $45.5 million, a $14.2 million decrease from $59.7 million for the comparable period in 2002. This decrease was primarily caused by lower gross profit at the packaging operations ($11.6 million) and the specialty chemicals operations ($1.1 million) resulting from higher raw material and natural gas costs combined with lower sales volumes, each of which was due in large part to hostilities in the Middle East and their impact on the economy, partially offset by higher selling prices.

Operating expenses for the nine months ended September 26, 2003 increased by $0.5 million to $40.6 million from $40.1 million for the nine months ended September 27, 2002. Excluding the other expenses of $1.8 million related to the extinguishment of long-term debt, as described in note 5 to the condensed consolidated financial statements included elsewhere herein, operating expenses decreased by $1.3 million from the nine months ended September 27, 2002. This decrease was primarily due to lower general and administrative expenses and amortization at the corporate offices ($2.4 million), lower distribution costs at the packaging operations ($0.6 million), partially offset by higher distribution and selling costs at the specialty chemicals operations ($1.3 million).

Interest expense for the three months ended September 26, 2003 of $5.1 million decreased by $1.0 million from $6.1 million as compared to the similar period in the prior year. This decease was primarily due to lower interest rates, partially offset by higher average debt levels.

Interest expense for the nine months ended September 26, 2003 of $15.6 million decreased by $0.6 million from $16.2 million for the nine months ended September 27, 2002. This decease was primarily due to lower interest rates, partially offset by higher average debt levels.

The effective tax rate for the periods ended September 26, 2003 and September 27, 2002 was 38.0% of pre-tax income. As of September 26, 2003, the Company had $81.8 million of net operating loss carryforwards for federal income tax purposes, which expire through 2023.

Segment Analysis

Packaging Segment

Net sales for the three months ended September 26, 2003 decreased by $0.3 million to $48.8 million from $49.1 million for the three months ended September 27, 2002 primarily due to higher discounts and allowances.

Gross profit decreased by $1.9 million to $11.6 million for the three months ended September 26, 2003 from $13.5 million for the comparable period in 2002. This decrease in gross profit was primarily due to increased natural gas costs ($1.5 million) and higher discounts and allowances, as described above.

Operating expenses of $6.9 million for the three months ended September 26, 2003 were consistent with the comparable period in the prior year. For the reasons described above, income from operations decreased by $1.9 million to $4.7 million for the three months ended September 26, 2003.

During the nine months ended September 26, 2003, net sales decreased by $4.2 million to $141.6 million from $145.8 million for the nine months ended September 27, 2002. This was primarily due to a reduction in sales volumes during the first half of 2003 ($4.2 million) caused in large part by the hostilities in the Middle East and its overall impact on the economy.

Gross profit decreased by $11.6 million to $31.3 million for the nine months ended September 26, 2003 from $42.9 million for the comparable period in 2002. This decrease in gross profit was primarily due to increased natural gas ($5.6 million) and raw material ($4.2 million) costs, combined with the impact of lower sales volumes during the first half of 2003 ($1.8 million), each of which was due in large part to hostilities in the Middle East and their impact on the economy.

Operating expenses decreased by $0.5 million for the nine months ended September 26, 2003 to $19.7 million from $20.2 million for the comparable period in 2002. The decrease was primarily due to lower distribution costs at the domestic packaging operations. For the reasons described above, income from operations decreased by $11.1 million to $11.6 million for the nine months ended September 26, 2003.

Specialty Chemicals Segment

Net sales for the three months ended September 26, 2003 were $40.4 million, an increase of $1.3 million from $39.1 million for the comparable period in the prior year. This increase was primarily due to higher sales volumes ($1.0 million) and higher selling prices ($0.3 million). Net sales for the three months ended September 26, 2003 and September 27, 2002 included sales to the packaging segment of $2.3 million for each period.

Gross profit decreased by $1.1 million to $5.3 million for the three months ended September 26, 2003 from $6.4 million for the comparable period in the prior year. This decrease was primarily caused by increased styrene monomer costs, our primary raw material ($2.4 million), and higher energy-related costs ($0.2 million), partially offset by the impact of higher selling prices ($0.3 million) and higher sales volumes ($0.6 million).

For the three months ended September 26, 2003, operating expenses increased by $1.0 million from the comparable period in the prior year. The increase in operating expenses was primarily due to higher distribution costs ($0.4 million), as result of the higher sales volumes described above, along with higher selling expenses ($0.4 million). For the reasons described above, income from operations decreased by $2.1 million to $0.6 million for the three months ended September 26, 2003.

Net sales for the nine months ended September 26, 2003 were $115.6 million, an increase of $13.2 million from $102.4 million for the comparable period in the prior year. This increase was primarily due to an increase in selling prices ($17.4 million) resulting indirectly from increased styrene monomer prices as compared to the same period in the prior year, partially offset by lower sales volumes ($4.2 million). Net sales for the nine months ended September 26, 2003 and September 27, 2002 included sales to the packaging segment of $6.7 million and $7.3 million, respectively.

Gross profit of $14.3 million for the nine months ended September 26, 2003 decreased by $1.1 million from $15.4 million for the comparable period in the prior year. This decrease was primarily due to higher raw material costs ($15.8 million), higher energy-related costs ($1.0 million), higher depreciation ($0.8 million) and lower sales volumes ($0.9 million), partially offset by higher selling prices ($17.4 million).

For the nine months ended September 26, 2003, operating expenses increased by $1.7 million to $12.9 million from $11.2 million for the comparable period in the prior year, due primarily to an increase in distribution costs ($0.8 million) and selling expenses ($0.5 million). For the reasons described above, income from operations decreased by $2.8 million to $1.4 million for the nine months ended September 26, 2003.

Corporate and Other

Corporate operating expenses decreased by $1.5 million to $1.5 million for the three months ended September 26, 2003, primarily due to lower employee-related costs ($0.8 million) and lower amortization ($0.5 million).

Corporate operating expenses decreased by $0.6 million to $8.2 million for the nine months ended September 26, 2003. Excluding the other expenses of $1.8 million related to the extinguishment of long-term debt as described in note 5 to the condensed consolidated financial statements included elsewhere herein, operating expenses decreased by $2.4 million. This was primarily due to lower amortization ($1.4 million) and lower employee-related costs ($0.5 million).

Other expenses for the three months ended September 26, 2003 decreased by $0.5 million from the similar period in the prior year primarily due to decreased currency transaction losses.

Other expenses of $0.4 million for the nine months ended September 26, 2003 decreased by $0.6 million from $1.0 million for the similar period in the prior year primarily due to decreased currency transaction losses.

Income from unconsolidated affiliates increased by $0.5 million to $0.8 million for the three months ended September 26, 2003 due to increased earnings at the investment partnership in which the Company serves as a limited partner. These earnings represent unrealized gains on investments held by the investment partnership for which there is no established market.

Income from unconsolidated affiliates increased by $1.4 million to $2.3 million for the nine months ended September 26, 2003 due to increased earnings at the investment partnership in which the Company serves as a limited partner. These earnings represent unrealized gains on investments held by the investment partnership for which there is no established market.

Year Ended December 27, 2002 Compared to the Year Ended December 28, 2001

Consolidated

Net sales in fiscal 2002 were $323.2 million, a decrease of $2.5 million from $325.7 million in fiscal 2001. Excluding the results of the European insulation operations, which were divested in December 2001, net sales increased by $20.4 million or 6.7%. This was primarily caused by an 18.1% increase in sales at the specialty chemicals segment resulting from an increase in sales volume (13.8%) and higher average selling prices (3.9%).

Gross profit increased to $79.7 million or 24.7% of net sales in fiscal 2002 from $75.0 million or 23.0% of net sales in fiscal 2001. Excluding the impact of the divested European insulation operations, gross profit in fiscal 2002 increased by $17.0 million from $62.7 million in fiscal 2001. This increase was caused by higher sales volumes at the specialty chemicals segment ($4.4 million), higher selling prices across both operating segments ($3.2 million) and lower energy-related costs at the domestic packaging operations ($3.2 million), combined with improved manufacturing efficiencies at both the packaging and specialty chemicals segments ($6.1 million).

Operating expenses increased by $8.6 million in fiscal 2002 to $55.8 million. Excluding the results of the European insulation operations and the $10.5 million gain recognized on its sale, operating expenses increased by $6.0 million in fiscal 2002 to $55.8 million. This was primarily caused by an increase in operating costs at our corporate offices ($6.5 million) and our specialty chemical operations ($1.8 million), which were partially offset by lower operating costs at our packaging operations ($2.4 million).

Income from operations decreased by $3.9 million in fiscal 2002 to $23.9 million. Excluding the impact of the divested European insulation operations and the gain resulting from its sale, income from operations increased by $11.0 million to $23.9 million or 7.4% of net sales from 4.0% in fiscal 2001.

Interest expense decreased by $0.9 million to $21.4 million for fiscal 2002 from $22.3 million for fiscal 2001. This decrease was primarily due to a reduction in long-term debt resulting from the sale of the European insulation operations ($0.6 million), combined with lower interest rates on the Company’s revolving credit facilities ($0.6 million). Included in interest expense for fiscal 2002 and 2001 was $1.1 million of deferred financing fee and premium amortization related to the Company’s senior notes. Other expenses decreased by $1.5 million for the year ended December 27, 2002 primarily as a result of non-recurring costs ($0.7 million) that were incurred in fiscal 2001, as well as decreased currency transaction losses.

The $5.0 million increase in income from unconsolidated affiliates resulted from a gain that caused a net increase in partners’ capital from operations in an investment partnership in which the Company serves as a limited partner. This gain represented unrealized gains on investments held by the investment partnership for which there is no established market. The Company expects that income from unconsolidated affiliates will be substantially lower in fiscal 2003 and subsequent years.

The Company recorded a $2.9 million provision for income taxes in fiscal 2002, representing a $0.7 million increase over fiscal 2001. This increase was primarily caused by a $3.5 million increase in pre-tax income, partially offset by a reduction in the Company’s effective tax rate as compared to fiscal 2001.

Segment Analysis

Packaging Segment

Net sales in the packaging segment in fiscal 2002 were $195.4 million as compared to $235.9 million in fiscal 2001. Excluding the results of the divested European insulation operations, net sales in fiscal 2002 decreased by $1.8 million or 0.9% from fiscal 2001. This was primarily caused by a decrease in sales volumes (2.0%), partially offset by higher average selling prices (1.1%). The decrease in sales volumes resulted from a planned rationalization of lower margin business to provide capacity for higher margin business that came on stream during the fourth quarter of 2002.

Gross profit increased to 27.9% of net sales in fiscal 2002 from 25.9% of net sales in fiscal 2001. Excluding the impact of the divested European insulation operations, gross profit for fiscal 2002 increased by $5.6 million to $54.4 million. This increase was primarily caused by lower energy costs ($3.2 million), combined with higher selling prices ($2.1 million) and improved manufacturing efficiencies resulting from engineering projects and technology upgrades ($1.4 million).

Operating expenses decreased by $10.3 million to $24.7 million for fiscal 2002 from $35.0 million for fiscal 2001. Excluding the results of the divested European operations, operating expenses decreased by $2.4 million to 12.7% of net sales in fiscal 2002 from 13.8% of net sales in fiscal 2001. This decrease was primarily due to lower distribution costs resulting from the reduction in sales volumes ($0.5 million), combined with savings resulting from cost containment initiatives including implemented workforce reductions ($1.7 million).

Income from operations increased by $3.5 million over fiscal 2001 to $29.7 million in fiscal 2002 for the reasons described above. Fiscal 2001 income from operations for the European insulation operations, which were sold on December 12, 2001, was $4.5 million. Excluding these results, income from operations increased by $8.0 million or 36.8% for fiscal 2002.

Specialty Chemicals Segment

For fiscal 2002, net sales in the specialty chemicals business segment increased by $20.6 million (18.1%) to $134.3 million from $113.7 million in fiscal 2001. This was caused by an increase in sales volume (13.8%), primarily in the domestic specialty chemicals operations, and higher average selling prices (3.9%). Net sales included $9.8 million and $25.6 million of sales to the packaging segment for fiscal 2002 and 2001, respectively, that are eliminated in consolidation. Excluding the impact of the divested European insulation operations, net sales to the packaging segment were $9.8 million for fiscal 2001.

Gross profit increased by $9.4 million to $21.9 million for fiscal 2002 from $12.5 million for fiscal 2001. This was primarily due to increased sales volumes ($4.4 million) and improved manufacturing efficiency ($7.1 million), combined with a favorable change in the spread between average selling prices and the average cost of the styrene monomer ($1.1 million).

For fiscal 2002, operating expenses increased by $1.8 million to $17.5 million from $15.7 million in fiscal 2001. This increase was primarily caused by higher distribution costs resulting from increased sales volume ($0.9 million) and an increase in currency transaction losses at the European operations ($0.5 million). Income from operations for fiscal 2002 was $4.4 million, representing a $7.6 million improvement over fiscal 2001 for the reasons described above.

Corporate and Other

Corporate operating expenses, excluding the $10.5 million gain on the divestiture of the Company’s European insulation operations in 2001, increased by $6.5 million during fiscal 2002. This was primarily caused by an increase in amortization ($1.2 million), insurance ($2.0 million) and compensation to corporate personnel ($3.2 million). Included in the higher corporate compensation for fiscal 2002 was $2.5 million in additional salary and bonus to our chief executive officer. From 1999 to 2001, our chief executive officer’s salary and bonus were reduced by 23% or $900,000, based primarily on the Company’s results of operations for those periods. Our chief executive officer’s compensation for 2002 reflects the positive financial results experienced during 2002 as compared to each of the prior three fiscal periods, due in part to the divestiture of the European insulation operations in December 2001. Contingent upon closing of this offering, we anticipate that our chief executive officer’s compensation will decrease pursuant to the terms of a new employment agreement. See “Management—Employment Agreements.”

Year Ended December 28, 2001 Compared to Year Ended December 29, 2000

Consolidated

Net sales in fiscal 2001 were $325.7 million, or $28.0 million below fiscal 2000. This decrease was primarily caused by lower selling prices in the Company’s specialty chemical operations, resulting from reductions in the cost of styrene monomer, the Company’s primary raw material. Gross profit increased to 23.0% of net sales in 2001 from 21.6% of net sales in 2000. This was caused by an increase in gross profit as a percentage of net sales at the packaging segment to 25.9%, partially offset by a reduction in gross profit as a percentage of net sales in the specialty chemicals operations to 11.0%.

Operating expenses decreased by $16.0 million in 2001 to $47.2 million. Excluding the $10.5 million gain on the sale of the Company’s European insulation operations, operating expenses decreased by $5.5 million in 2001 to 17.7% of sales. This favorable change was caused by lower selling, general and administrative expenses at the Company’s domestic packaging operations ($1.5 million) and corporate office ($2.4 million), resulting from cost containment initiatives including implemented workforce reductions. Operating expenses were also favorably impacted by lower distribution costs at the domestic packaging operations ($0.7 million), resulting from reduced sales volumes.

Income from operations increased by $14.5 million in 2001 to $27.9 million. Excluding the gain on the sale of the European insulation operations, income from operations increased by $4.0 million to 5.3% of net sales from 3.8% of net sales in 2000.

Interest expense for the year ended December 28, 2001 increased by $0.6 million over fiscal 2000. This was caused by an increase in average outstanding advances under the Company’s revolving credit facilities ($0.8 million) and an additional equipment financing ($0.2 million), partially offset by reductions in interest rates ($0.5 million). Other expenses increased by $1.6 million for the year ended December 28, 2001 primarily as a result of a non-recurring cost associated with a distributor dispute in the domestic packaging operations ($0.7 million) and an increase in currency transaction losses.

Income from unconsolidated affiliates increased by $0.3 million in fiscal 2001 to $1.2 million. This increase resulted from a gain that caused a net increase in partners’ capital from operations in an investment partnership in which the Company serves as a limited partner. This gain represented unrealized gains on investments held by the investment partnership for which there is no established market.

The Company recorded a $2.1 million provision for income taxes in 2001 due to a $12.6 million increase in pre-tax income over fiscal 2000, for the reasons described above. The increase in the Company’s effective tax rate for 2001 reflects the impact of a $0.2 million valuation allowance against net operating loss carryforwards generated by the Company’s European packaging operations, as well as $0.3 million provision resulting from changes in foreign effective tax rates that affected the benefit created by previously generated net operating loss carryforwards.

Segment Analysis

Packaging and Insulation Segment

Net sales in the packaging and insulation business segment in fiscal 2001 were $235.9 million and were 1.3% lower than fiscal 2000. This decrease was primarily caused by lower sales volumes primarily during the second half of the year at the domestic packaging business ($13.9 million) and lower selling prices in the Company’s European insulation operations ($4.2 million), which were divested in December 2001. The impact of the reduction in sales volumes at the domestic packaging business was almost entirely offset by increased sales prices within the packaging operations ($13.9 million). 2001 net sales for the European insulation operations, which were sold on December 12, 2001, were $38.8 million.

Gross profit increased to 25.9% of net sales in 2001 from 22.7% of net sales in 2000. This increase was caused by lower raw material costs ($5.1 million), combined with higher selling prices ($9.6 million), primarily in the domestic packaging operations, and improved manufacturing efficiencies related to raw material production resulting from engineering projects and technology upgrades ($0.7 million). Partially offsetting this was a $2.1 million or 11.1% increase in energy related costs in the domestic packaging operations as well as the impact of lower sales volumes in the domestic operations ($5.1 million). From June 2001 through February 2002, energy costs at the domestic packaging operations steadily declined with the February 2002 cost per million British Thermal Units more than 75% below the January 2001 level.

Operating expenses decreased by $2.5 million to 14.8% of net sales in 2001 from $37.5 million or 15.7% of net sales in 2000, primarily due to lower distribution costs ($0.7 million) and lower selling, general and administrative costs ($1.5 million) in the domestic packaging operations, resulting from cost containment initiatives including implemented workforce reductions. Income from operations increased by $9.6 million over fiscal 2000 to $26.2 million in 2001 for the reasons described above. 2001 income from operations for the European insulation operations, which were sold on December 12, 2001, was $4.5 million.

Specialty Chemicals Segment

Fiscal 2001 net sales in the specialty chemicals business segment decreased by $30.4 million to $113.7 million. Net sales included $25.6 million and $32.1 million of sales to the packaging segment for fiscal 2001 and 2000, respectively, that are eliminated in consolidation. The decrease in net sales from 2000 to 2001 was due to lower selling prices in both the domestic and European operations, resulting from reductions in styrene monomer costs, the segment’s primary raw material.

Gross profit decreased to 11.0% of net sales in 2001 from 12.8% of net sales in 2000. This decrease was primarily caused by a contraction between the average selling prices and the cost of styrene monomer in the European operations ($11.2 million), which was partially offset by the expansion between the average selling prices and the cost of styrene monomer in the North American operations ($2.3 million) and a reduction in fixed costs in the domestic specialty chemicals operations ($0.9 million). This favorable raw material pricing and reduction in fixed costs led to a $3.0 million increase in gross profit in the domestic operations.

Operating expenses decreased by $0.3 million to $15.7 million in 2001 primarily as a result of lower distribution ($0.3 million) and reduced selling, general and administrative costs ($0.1 million) at the Company’s North American specialty chemicals operations. Income from operations decreased by $5.7 million due to the operating performance of the European operations, for the reasons described above, which was partially offset by a $3.5 million increase in income from operations at the domestic operations.

Corporate and Other

Corporate operating expenses, excluding the gain on the divestiture of the Company’s European insulation operations, decreased by $2.8 million to $7.0 million for the year ended December 28, 2001. This was caused by a reduction in amortization ($0.7 million) and cost containment initiatives implemented during 2001 ($2.2 million), which focused on outside consulting as well as personnel related costs.

Liquidity and Capital Resources

During the nine months ended September 26, 2003 and September 27, 2002, the Company used $4.2 million and $0.4 million, respectively, in operating activities. During the 2003 period, the Company had after-tax cash flow of $1.8 million, offset by a $6.0 million increase in working capital. This increase in working capital was primarily caused by higher accounts receivable at our specialty chemicals operations ($4.4 million), higher prepaid expenses at our corporate offices and specialty chemicals operations ($3.6 million), and lower accrued expenses at our domestic packaging operations and corporate offices ($4.1 million), offset by higher accounts payable at the specialty chemical operations. The increase in accounts receivable at our specialty chemicals operations was primarily caused by an increase in average selling prices. The higher accounts payable at our specialty chemicals operations was primarily due to increases in the cost of our primary raw material, styrene monomer. During the 2002 period, the Company had after-tax cash flow of $15.4 million, offset by a $15.7 million increase in working capital. This increase in working capital was primarily caused by higher accounts receivable at our specialty chemicals operations ($9.1 million) and higher inventory at our foodservice packaging operations ($3.5 million) and specialty chemical operations ($3.6 million). The increase in accounts receivable at our specialty chemical operations was primarily caused by higher selling prices and increased sales volume. The increase in inventory was primarily caused by higher finished good unit volumes at the domestic packaging operations, as well as by higher raw material costs and raw material unit volumes at the European specialty chemical operations.

For the nine-month period ended September 26, 2003 inventory turnover was approximately 7.0 times per year which was consistent with the similar nine-month period in 2002. As of September 26, 2003, the average collection period for our accounts receivable was 43 days, which was slightly higher than the 41 days average collection period as of September 27, 2002.

The Company used $10.8 million and $9.6 million in investing activities for the nine months ended September 26, 2003 and September 27, 2002, respectively. The Company made $9.3 million in capital expenditures and increased other assets by $1.6 million during the nine months ended September 26, 2003 primarily due to increased deposits at the Company’s domestic packaging operations. The Company’s distributions received from unconsolidated affiliates exceeded additional investments by $0.1 million for the period.

During the nine months ended September 26, 2003 and September 27, 2002, the Company’s principal source of funds consisted of cash from financing activities. On March 11, 2003, the Company issued 11.0% Senior Notes due 2010 and amended its domestic revolving credit facility to include a $45.0 million term loan and to increase the revolving credit commitment from $35.0 million to $45.0 million. The proceeds were used to repay $159.5 million of senior notes due 2003 and outstanding borrowings under the Company’s revolving credit facilities. In connection with this financing, the Company paid $5.2 million of financing costs.

After taking into account cash on hand and certain restrictions, including borrowing base limitations, we had the ability to draw up to an additional $13.2 million and $53.2 million under our revolving credit facilities as of

September 26, 2003 on an actual basis and pro forma for the Transactions, respectively and had $40.0 million and $7.1 million, respectively, of outstanding borrowings under our revolving credit facilities. The principal uses of cash for the next several years will be working capital requirements, capital expenditures and debt service. We anticipate that the capital expenditures committed to the installation of our new production equipment and upgrading the Polar Plastics thermoforming equipment will be approximately $20.0 million in 2004.

In connection with the Polar Plastics acquisition, we amended the Amended Credit Agreement by increasing the aggregate principal amount of the revolving credit facility by $10.0 million to $55.0 million and increasing the limitation on advances against inventory. We also arranged for an additional $5.0 million term loan, cross-collateralized with and containing similar rates and conditions to our then existing bank term loans. This term loan is payable in four equal quarterly installments with a final maturity on December 31, 2004. The outstanding principal balance from time to time of the additional term loan reduces the maximum availability of revolving loans under the revolving credit facility. Effective September 26, 2003 and again in connection with the Polar Plastics acquisition, we amended certain financial covenants in the Amended Credit Agreement to permit additional flexibility in operating our business and address potential compliance issues. For a description of the financial covenants that were amended, see the discussion under “Description of Certain Indebtedness—The Amended Domestic Credit Facility.”

As part of the purchase price for the Polar Plastics assets, we issued a six-year note in the amount of $10.0 million bearing interest at 6.0% and assumed $11.2 million in other long-term contractual liabilities. Subject to a post-closing adjustment, the net working capital we acquired included $5.7 million of current liabilities. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require us to pay an additional $3.0 million over five years.

As a holding company, the Company is dependent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations. Subject to certain limitations, the Company is, and will continue to be, able to control its receipt of dividends and other payments from its subsidiaries. The Company’s revolving credit facility under the Amended Credit Agreement expires in March 2008. Based upon the Company’s current business plan, management believes that cash generated from operations, together with available borrowings under its revolving credit facilities, will be sufficient to meet the Company’s expected operating needs, planned capital expenditures and debt service requirements on both a short-term and long-term basis. In addition, the Company intends to use the net proceeds of this offering and a significant portion of its future cash flows to reduce outstanding debt. If its debt service requirements decrease, the Company anticipates that cash flow from operations will satisfy an increasing portion of its operating and capital expenditures.

Investments and Income from Unconsolidated Affiliates

The Company accounts for investments in unconsolidated affiliates by the equity method of accounting. The Company’s most significant investment is its 20% interest in Radnor Investments, L.P. (the “Partnership”), a limited partnership that makes investments in privately-held companies in a variety of industries. Based on recent accounting pronouncements, the Company believes it will have to consolidate the Partnership beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2003. See “—Recently Adopted Standards” and notes 2 and 3 to the Company’s audited consolidated financial statements, note 4 to the Company’s unaudited consolidated financial statements and the audited financial statements of the Partnership included elsewhere herein.

Contractual Obligations and Commercial Commitments

The Company has future obligations for debt repayments, capital leases, future minimum rental and similar commitments under noncancelable operating leases and purchase obligations as well as contingent obligations related to outstanding letters of credit and guarantees. These obligations as of December 27, 2002 are summarized in the tables below.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Long-term borrowings(1)	$212,090	$6,548	$7,513	$1,944	$196,085
Capital lease obligations	3,059	1,317	1,453	289	—
Operating lease obligations	24,484	6,664	8,715	4,637	4,468
Purchase obligations(2)	263,772	85,783	177,989	—	—

	$503,405	$100,312	$195,670	$6,870	$200,553

(1)	On March 11, 2003, the Company issued $135.0 million of senior notes due 2010 and amended its domestic revolving credit facility and extended the maturity to March 2008. See note 4 to the Company’s audited consolidated financial statements included elsewhere herein.
(2)	As discussed in note 4 to the Company’s audited consolidated financial statements, these amounts represent commitments under long-term styrene monomer supply contracts.

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Letters of credit	$2,432	$2,432	$—	$—	$—

Critical Accounting Policies and Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of those financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company discloses its significant accounting policies in the notes to its audited consolidated financial statements. Judgments and estimates of uncertainties are required in applying the Company’s accounting policies in certain areas. Following are some of the areas requiring significant judgments and estimates: determination of an asset’s useful life; estimates of allowances for bad debts; cash flow and valuation assumptions in performing asset impairment tests of long-lived assets; valuation assumption in determining the fair value of investments held by unconsolidated affiliates; and estimates of realizeability of deferred tax assets.

There are numerous critical assumptions that may influence accounting estimates in these and other areas. We base our critical assumptions on historical experience, third-party data and on various other estimates we believe to be reasonable. Certain of the more critical assumptions include:

Bad Debt Risk

•	Credit worthiness of specific customers and aging of customer balances

•	Contractual rights and obligations

•	General and specific economic conditions

Depreciable Lives of Plant and Equipment

•	Changes in technological advances

•	Wear and tear

•	Changes in market demand

The depreciable lives of the plant and equipment used in the operation of our business average approximately 16.6 years. Management monitors the assumptions underlying the useful lives of these assets and may potentially need to adjust the corresponding depreciable lives as circumstances change. A change in the average depreciable life of the Company’s plant and equipment by one year would impact depreciation expense by $0.9 million.

Asset Impairment Determinations

•	Intended use of assets and expected future cash flows

•	Industry specific trends and economic conditions

•	Customer preferences and behavior patterns

•	Impact of regulatory initiatives

Fair Value of Investments Held by Unconsolidated Affiliates

•	Expected future cash flows of underlying investments

•	Changes in market demand

•	Industry specific trends and economic conditions

Changes in key assumptions about the financial condition of an underlying investment or actual condition which differs from estimates could result in an impairment charge. However, given the substantial margin by which the fair value of the underlying investments exceeds the carrying value of our investment, the Company does not anticipate a material impact on the financial statements from differences in these assumptions.

Deferred Taxes

•	Expected future profitability and cash flows

•	Impact of regulatory initiatives

•	Timing of reversals of existing temporary differences between book and taxable income

Changes in key assumptions about expected future profitability and cash flows could result in changes to the Company’s tax provision and deferred tax liability position resulting from its ability to utilize existing net operating loss carry forwards. Given the margin by which expected future profitability and cash flows exceed those levels required to utilize existing net operating loss carry forwards, the Company does not anticipate a material impact on the financial statements from differences in these assumptions.

Recently Adopted Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51.” This Interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an entity holds a variable interest that it acquired prior to February 1, 2003. Based on the Company’s most recent evaluation, the Company believes it will have to consolidate Radnor Investments, L.P. beginning with the Company’s Annual Report on Form 10-K for the year ended December 26, 2003. The Company expects this will cause an increase to the investment assets on its consolidated balance sheet with minority interest being recorded for the 80% of Radnor Investments, L.P. owned by the general partner of Radnor Investments, L.P. The Company does not anticipate that the adoption of FIN 46 will have any material effect on the consolidated net income or the cash flow of the Company.

In December 2002, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” to require more prominent and frequent disclosures in financial statements. Also, SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has included the interim disclosures prescribed by SFAS No. 148.

Quantitative and Qualitative Disclosures About Market Risk

The Company’s market risk is the potential loss arising from adverse changes in interest rates. The Company’s long-term debt obligations are mostly at fixed interest rates and denominated in U.S. dollars. The Company manages its interest rate risk by monitoring trends in interest rates as a basis for determining whether to enter into fixed rate or variable rate agreements. Market risk is estimated as the potential increase in fair value of the Company’s long-term debt obligations resulting from a hypothetical one-percent decrease in interest rates and amounts to approximately $6.7 million over the term of the debt.

Although the Company continues to evaluate derivative financial instruments to manage foreign currency exchange rate changes, the Company does not currently hold derivatives for managing these risks or for trading purposes.

BUSINESS

General

We are a leading manufacturer and distributor of foam packaging products in the U.S. and specialty chemical products worldwide. We have been manufacturing EPS and related products sold to the foodservice, insulation and protective packaging industries for more than 25 years. In the foodservice industry, we are the second largest U.S. manufacturer of foam cups and containers. By capacity, we are also the fifth largest worldwide producer of EPS.

Polypropylene Market Opportunity

We are extending our product line into thermoformed polypropylene products consisting primarily of cold drink cups. We expect that our new polypropylene product line will include a broad range of more than 450 different products. Cold drink cups constitute a majority of the U.S. disposable cup market, which we estimate to have been a $4.0 billion market in 2002. The disposable cold drink cup market currently consists primarily of paper and polystyrene cups. Due to cost advantages and enhanced appearance, particularly in larger sizes, we believe that polypropylene products will grow to represent a substantial portion of this market. To accelerate our production of polypropylene products, we acquired a state-of-the-art manufacturing facility and will be upgrading its thermoforming equipment to increase its manufacturing capacity. We also will install new production lines to allow us to significantly broaden our product offerings. Several current and new customers, including Bunzl, McDonald’s, Matosantos and Schrier Bros., have advised us of their intent to purchase cold drink cups from us that we expect will result in up to [$        ] million in net sales in 2004, and we are working to secure business for this new product line from other key customers.

We will be one of only two manufacturers producing polypropylene deep-draw cold drink cups. We believe this manufacturing capability, together with our experience customizing products, superior customer service, national distribution capabilities, demonstrated ability to successfully integrate acquisitions and ability to leverage our long-term customer relationships and our other competitive strengths, will position us to capture a meaningful portion of the cold drink cup market. We anticipate achieving significant growth in revenues and profitability from these extended product lines; however, we may not achieve such growth or profitability. See “Risk Factors - We may not be successful in expanding our product line to include plastic products, and our inability to implement our expansion plans may have an adverse effect on our business.”

Industry Overview

Packaging.    We compete within the foodservice industry, which includes products manufactured with paper, plastic, foam and other materials. The foam segment of the disposable cup and container market, in which we primarily operate at this time, is highly concentrated. We believe Radnor and its primary competitor account for more than 80% of the market. According to recent independent industry analyses, the U.S. foam cup and container market is projected to grow at an annual rate of up to 3% through 2010.

We also manufacture thermoformed polypropylene cups and containers. The plastic segment of the disposable cup and container market in which we compete is significantly more fragmented. Major producers of thermoformed polystyrene plastic cups and containers include Pactiv, Solo Cup, Alcoa Packaging, Sweetheart Cup and Dart Container. However, the Company believes that only one other competitor, Berry Plastics, manufactures deep-draw thermoformed polypropylene cold drink cups. A recent independent industry analysis of the U.S. plastic cup and container market through 2006 projects an annual growth rate of approximately 2.5% to 3% for sales of disposable cups and lids to institutions and QSRs, which we believe constitute approximately 80% of all sales of those products.

The factors that originally gave rise to the use of disposable products continue to support the market’s growth. These include lower labor, maintenance and energy costs as compared to reusable products, as well as sanitary considerations and growth in the consumption of take-out foods and beverages. The expansion of QSRs and warehouse retailers and the consolidation of some foodservice distributors into larger companies with a national presence have also increased the use of disposable products.

Within the disposable product market, foam cup and container usage has increased significantly over the last two decades as a result of factors unique to this segment. These factors include the superior insulating qualities of foam, lower production costs and the flexibility in sizing and molding of foam products. In addition, demand for larger sizes and specialized products contributes to growth of the foam packaging segment. Although the success of foam cups to date has been primarily in the hot drink segment, we believe that there continue to be significant growth opportunities in the sale of cold drink cups, particularly in the large (16 through 64 ounce) sizes, including specialized products such as car carrier cups, on which we make higher margin.

Usage of plastic cups and containers has also increased significantly in recent years. Plastic cups and containers offer a number of advantages compared to paper, including elimination of sogginess, greater rigidity, more uniform seamless construction and unique design and printing capabilities. Polypropylene products additionally have cost advantages and an enhanced appearance compared to polystyrene plastic and other cold drink cup products. Led by demand from take-out markets, including drive-thrus at QSRs, we believe growth in this segment will be strongest in larger sizes where polypropylene cups can be designed to fit into automotive cup holders.

Specialty Chemicals.    We compete in the North American and European EPS markets. In North America, we sell EPS to the insulation, protective packaging and foodservice industries. A recent independent industry analysis estimated the U.S. EPS market to have been in excess of 400,000 metric tons in 2000 and projected an annual growth rate of approximately 3% through 2010. This market is concentrated, with Radnor and three other competitors accounting for over 90% of the North American market.

In Europe, we sell EPS to the insulation and protective packaging industries. The EPS market in Europe includes a broader range of product applications and is more fragmented than the North American market. A recent independent industry analysis estimated the European EPS market to have been in excess of 995,000 metric tons in 2000 and projected an annual growth rate of approximately 3% through 2005.

Competitive Strengths

We have strong competitive positions in the disposable cup and container segment of the foodservice packaging market and in the EPS market, which we attribute to our competitive strengths, including:

•	Customer Service and Reputation for Quality Products. Our attention to customer service and emphasis on high-quality products allow us to continue to meet the needs of our existing customers and attract new ones. We distinguish our customer service through our breadth of product offerings, extensive order-entry system, integrated manufacturing process and strategically located facilities, which enables us to meet the distribution requirements of our customers in an efficient and cost-effective manner. We also coordinate with our customers to develop new products.

•	Longstanding Relationships with a Diversified Base of Nationally Recognized Customers. Our ten largest customers have been purchasing products from us for an average of more than 19 years. We work closely with our customers to meet their needs, including custom product development and tooling, seasonal marketing programs and specialized printing requirements. We believe that the strength of our customer relationships results from consistently meeting or exceeding our customers’ expectations, and that this provides us with meaningful opportunities for growth within existing and new product lines.

•	Favorable Product and Cost Characteristics. Our foodservice packaging products have superior molding and, in the case of foam products, thermal properties as compared to paper and other substitute products. These properties allow for a broader range of use in both hot and cold applications, as well as in specialty applications such as car carrier cups. In addition, production costs associated with our current foodservice packaging products are significantly less than those of substitute products.

•

Proprietary Technology.    We have developed a broad array of proprietary technology that is utilized in various stages of our manufacturing operations. For example, our custom-designed and built molding equipment used in the production of our foam packaging products allows us to better meet customer requests for specialized container designs, custom printing or embossing, while at the same time permitting us to maintain high-volume production runs. Similarly, we will use proprietary design and thermoforming process technology to manufacture our new polypropylene cold drink cups. Other proprietary technology includes automated materials handling, auto-case packaging machines and customized EPS formulations that further enhance manufacturing efficiencies and specific product features.

•	Specialized Product Developments. Our ability to continually develop new and innovative products for the foodservice, insulation and packaging industries enables us to improve our position with existing customers, attract new customers and improve our market position versus comparable paper and other substitute products. Recent product developments include our polypropylene cold drink cup product line, our 10 cup-2 lid product line, antistatic EPS for electronics packaging and EPS for lost foam casting to create manufacturing casts for metal components.

•	Experienced Management Team. Our management team is highly experienced, with our senior sales, manufacturing, administration and engineering executives having spent an average of more than 20 years in the foodservice or EPS packaging industries.

Business Strategy

Our business strategy is to increase revenues, profitability and cash flow and to further enhance our market position by emphasizing the following initiatives:

•	Expand into New Product Lines. We believe that significant near-term growth opportunities exist within our nationally recognized customer base to introduce our new cold drink cup product line, due to its cost and quality advantages compared to paper and other cold cup products. In addition, we will selectively expand into other product lines where we can leverage our longstanding relationships with these customers, our strategically located manufacturing facilities and our expertise in producing high quality, low-cost molded products.

•	Continue to Expand Our Existing Foam Foodservice Packaging Business. We are expanding our existing foam foodservice packaging business and pursuing growth opportunities, including the development of new foam products. In addition, we believe that we have a significant opportunity to increase our share of the disposable cup and container market by continuing to position foam products, with their superior thermal and molding properties and lower production costs, as an alternative to comparable paper and other substitute products.

•	Apply Leading Edge Technology to Improve Quality and Productivity and Reduce Costs. We have incorporated key technological advances into the manufacturing processes for both foam products and polypropylene products. With respect to foam cups and containers, our manufacturing process advances have allowed us to significantly reduce scrap rates and labor and energy consumption, as well as to increase throughput. We have worked collaboratively with the manufacturer of the equipment we use to produce our polypropylene cold drink cups to permit the manufacturer to modify its equipment based on our proprietary designs. Our new polypropylene cold drink cup provides a significant cost advantage because polypropylene typically costs less than polystyrene and enhances the appearance and feel characteristics of the cold drink cup as compared to polystyrene. In addition, we plan to continue to reduce manufacturing costs by developing new equipment and processes that enhance productivity and improve manufacturing quality.

•	Reduce Debt With Offering Proceeds and Anticipated Future Cash Flows. We intend to use the net proceeds of this offering and a significant portion of our anticipated future cash flows to reduce outstanding debt. We expect to enhance our revenues through new products such as our recently developed thermoformed polypropylene product line, as well as to continue our cost reduction initiatives. We believe that these efforts will increase our free cash flow and allow us to reduce our debt, thereby increasing our earnings and enhancing stockholder value.

Products

Radnor currently manufactures a broad range of foam packaging products, including cups, bowls and containers, and thermoformed plastic lids. The use of foam provides an insulating feature to our products, allowing them to be used for both hot and cold beverages and food products while enhancing comfort for the end user. Foam cups are manufactured in varying sizes (4 to 64 ounces) for both hot and cold beverages and are sold under numerous brand names, including the WinCup, COMpac, Profit Pals, STYROcup, Big Cool and Simplicity brand names. Foam bowls and other containers are made in varying sizes (3.5 to 32 ounces) for both hot and cold food products and are sold under the STYROcontainers brand name. Our thermoformed leak-resistant plastic lids feature a “stacking ring” that minimizes the shifting of a second cup when placed on top of the first cup. Other enhanced lid features include vents, tear-away tabs and straw slots, depending on the intended use. Cups, bowls, containers and lids are designed so that the same lid can be interchanged with many different cup, bowl or container sizes, which simplifies inventory and display area requirements. For example, our 10 cup-2 lid product line allows two different lids to fit with ten different size cups.

Our cups, bowls and containers are available with custom offset or embossed printing. We also manufacture a broad range of custom-designed foam containers for many of our large national accounts. A significant component of this business is the manufacturing of containers for customers such as Nissin Food Products, Maruchan and Samyang, which use the containers for dried noodle products sold through retail grocery and supermarket chains. We also supply our products in private label packaging for certain of our customers.

We work continuously with our customers to develop new products. One of our early customer-driven developments was the “flare” cup design that replaced the heavier rim typically built into the top of a foam cup with a smooth, flared edge that improves the stability of the cup’s construction. The flare cup was well-received by customers because it combined the favorable appearance of paper with the insulating qualities of foam. More recently, our car carrier cups have addressed the end user’s desire for a cup that can contain larger volumes of liquid while fitting into a car’s cup carrier slots.

We expect that our thermoformed polypropylene product line will include more than 450 cups and containers. Our cold drink cups will range in size from 3.5 oz. to 42 oz. with matching lids. To simplify display and inventory requirements, we will design our cold drink cups so that the same lid can be interchanged with many cup sizes. The use of polypropylene as the primary raw material provides the drink cups with enhanced appearance qualities, including a rolled lip that is less abrasive to the user’s mouth and a sturdy, yet flexible and comfortable, feel. We will be able to mold our thermoformed cold drink cups to our customers’ specifications and to permit the largest sizes to fit into a car’s cup carrier slots. Polypropylene also will allow us to improve printing quality for our customers, permitting photography-quality printing that is superior to the print capabilities for other substitute products. We also expect to manufacture thermoformed polypropylene 0.5 oz. to 5.5 oz. portion cups used by the foodservice industry for salad dressing, condiments and similar applications, as well as rigid plastic cutlery products.

In North America, we manufacture EPS for our internal consumption, in addition to selling directly to third-party manufacturers of foodservice, insulation and protective packaging products. EPS is categorized by size, with the smallest size, or cup-grade, used to manufacture foam cups and containers. Larger sizes are sold to manufacturers of insulation and protective packaging products and include EPS modified for fire retardancy and non-modified EPS.

We manufacture a broad range of EPS formulations in Europe for conversion into a variety of standard and specialized insulation and packaging products. This EPS is made primarily for the insulation and protective packaging industries and includes a range of bead sizes and densities for conversion by customers into light and heavy insulation boards as well as various shape products, such as insulated fish packaging boxes. We work closely with our European customers to incorporate special product features into our EPS, such as fire retardancy, specialty coatings, higher thermal insulation qualities and antistatic properties.

Sales, Marketing and Customers

Radnor sells its disposable foam packaging products in the foodservice industry through a 25-person sales organization and through an extensive network of 73 independent sales representatives. Sales and marketing efforts are directed by our Senior Vice President of Sales and Marketing and are supported by 12 senior sales managers averaging more than ten years’ experience in the foodservice industry. We believe our experienced sales team and long-term representative relationships enhance our ability to provide high levels of customer service and specialized marketing programs, including custom-designed products. Major end users of these products include fast-food restaurants, full-service restaurants, hospitals, nursing homes, educational institutions, airlines, business offices, movie theaters and other leisure time concessionaires, such as sports stadiums.

We sell disposable foam packaging products in the foodservice industry to more than 1,400 national, institutional and retail accounts throughout the United States, in Mexico and in other countries. This customer base, which includes many of the foodservice industry’s largest companies, can be divided into three major categories:

National Accounts.    National accounts are customers that utilize foam products in the sale of their own products and consist primarily of large fast-food restaurant chains and convenience stores. During fiscal 2002, sales to these customers accounted for approximately 11.8% of our net sales, and included Church’s Chicken, Denny’s, Dunkin’ Donuts, Fast Food Merchandisers (the distribution arm for Hardee’s), Marriott International, Perseco (the distribution arm for McDonald’s) and Popeyes.

Institutional Accounts.    Institutional accounts are customers that purchase foam products with a view toward reselling such products in bulk to institutional end users, such as hospitals, nursing homes, educational institutions, airlines, movie theaters and similar leisure time concessionaires, such as sports stadiums. These customers, representing approximately 44.5% of our net sales in fiscal 2002, are primarily large foodservice distributors. Companies such as Bunzl, Food Services of America, Sysco and U.S. Foodservice have all been customers for more than ten years. This group also includes MBM/Proficient Food, Performance Food Groups, PYA/Monarch and UniPro Foodservice and key buying organizations such as Affiliated Paper Companies and ComSource Independent Foodservices.

Retail Accounts.    Retail accounts are customers that purchase foam products for resale to actual consumers of the products and consist primarily of supermarket chains and discount stores. In fiscal 2002, retail customers accounted for approximately 9.3% of our net sales and also included seven of the twelve largest supermarket chains in the United States. Representative customers include A&P, Albertson’s, BJ’s Wholesale Club, Costco, Kroger, Safeway, SAM’S CLUB and Wal-Mart.

We are utilizing our existing sales force to sell thermoformed polypropylene products, including custom-designed products. We expect that our historic customer base will be our initial customers for these products.

In North America, we sell EPS through a dedicated sales force averaging 19 years experience and two broker organizations to manufacturers of foam protective packaging and insulation products. In Europe, we market through our Europe-wide sales office network. In support of these sales and marketing efforts, we employ people who are knowledgeable about chemical engineering and manufacturing processes in order to provide technical assistance to our customers.

In Europe, we sell EPS to 200 primarily mid-sized companies throughout Europe. We have actively pursued these customers because they provide potential for higher margins and because of their increased reliance on our technical support, which results in a greater ability to foster long-term customer relationships. We sell approximately 25% of our European EPS production to our former European insulation business pursuant to a long-term supply agreement.

No customer represented more than 7.2% of our net sales for fiscal 2002, although the five largest accounts represented approximately 28.1% of such sales. Because we will focus our initial marketing efforts for our thermoformed polypropylene products on our existing key customers, we anticipate that this customer concentration may increase in the future.

Approximately 10% of our foam product sales are made pursuant to contracts under which product prices are automatically adjusted based on changes in prices of EPS and other raw materials. Substantially all of our other foam product sales are made pursuant to contracts or other arrangements under which we have the right to change product prices on 30 to 60 days’ prior written notice.

Manufacturing

Our highly automated manufacturing facilities produced more than 13 billion foam cups, bowls and containers and thermoformed lids and 360 million pounds of EPS in fiscal 2002. Our foam products for the foodservice industry are made with custom-designed foam cup molding machines, lid production machines and foam cup and container printing machines. Our ten U.S. foam plants and our Polish foam plant generally operate 24 hours a day, seven days a week and 355 days a year. We also operate six plants located in the United States, Canada and Europe that manufacture EPS from styrene monomer. These plants generally operate 24 hours a day, seven days a week. All of our polypropylene manufacturing operations will initially be located at the North Carolina facilities we acquired. These plants generally operate 24 hours a day, five days a week. As sales for our polypropylene product lines increase, we expect the Mooresville, North Carolina plant to operate 24 hours a day, seven days a week and 355 days a year.

Manufacturing Process

The manufacture of EPS, the primary raw material in the manufacture of foam products, has two steps: polymerization and impregnation. In the polymerization phase, styrene monomer, which is a commodity petrochemical derived primarily from benzene and ethylene, is suspended in water and then treated with chemicals and catalysts to produce polystyrene crystal in various sizes, each of which has different end-use applications, including general purpose polystyrene. To produce EPS, the crystal is impregnated with a high-purity pentane gas.

We manufacture our foam cups and containers utilizing a custom molding process. First, the cup-grade EPS is blended with a lubricating agent and then pre-expanded so that the EPS is of the appropriate density. This pre-expanded EPS is then fed through special screeners to remove undersized and oversized beads. The pre-expanded EPS is then injected into machine molds and fused by injecting steam into the mold cavity. After the EPS is fused, the mold shells are cooled, the mold halves are opened and the finished cups are ejected. The finished products are vacuum tested, counted and packaged.

Our lid products are produced from high-impact polystyrene, or HIPS, which is subjected to heat and pressure, after which the product is extruded through a thin die. The lids are then trimmed for finished goods packing, while the scrap is ground and reintroduced into the original material blend.

We manufacture polypropylene cups and containers using a complete process line that includes the raw material infeed, single or multiple extruders, chill rollers, thermoformer, trim station, lip roller/former with automatic packaging of the finished product. In this process, the polypropylene pellets and desired colorants are mixed, heated and extruded into a continuous web or sheet. The warm sheet is then fed into a thermoformer in which the sheet is clamped between two mold halves. One half of the mold contains a cavity that exactly defines the exterior size and shape of the preferred product design. The other half of the mold incorporates a movable plug that forces the heated sheet into the cavity. Compressed air is used to ensure that the newly formed cup is forced into the mold cavity. The space between the exterior of the newly formed cup and the mold cavity is evacuated with the use of vacuum pumps to ensure that the exterior of the cup matches the form of the mold. The mold is continuously cooled using chilled water. As the cup form comes into contact with the chilled mold cavity, the polypropylene sheet is cooled, thus fixing the shape of the finished product. The width of the sheet can vary with the size of the extruder and thermoforming machine. The mold bed is designed to allow the maximum number of molds to be utilized during each machine cycle, thereby creating high production rates.

The cups are then trimmed from the sheet while still in the mold. The cups are subsequently transferred to a forming station where the rims are rolled over in a coining process to provide attractive and highly functional lips for the finished products. The finished cups are automatically transferred for packaging into finished cases or to printing and then packaging into finished cases.

Quality Control

Our manufacturing quality control program for foam foodservice products involves automated testing of all products for leaks. In addition, random testing is performed at least hourly at each facility for four or five attributes: seepage, weight, appearance, strength and, where applicable, print. We centrally collect the resulting data, subject it to statistical analysis and review the results. In addition, each machine operator and packer performs various quality checks during the production process. We also obtain random samples of finished foam packaging products from our various manufacturing facilities and perform an analysis at our Phoenix laboratory similar to that previously described.

In addition to our own programs, certain of our larger customers have established their own product standards and perform periodic manufacturing audits at our facilities, either through their own personnel or through an independent testing group such as ASI Food Safety Consultants. We also submit products to third-party laboratories for microbiologic and physical tests to assure that we conform to or exceed industry product safety standards.

We utilize our quality, service, manufacturing and customer partners to enact and follow through on initiatives consistent with total quality management and good manufacturing practices. Through these programs, we work with our customers to ensure product quality and to create new products that reflect the present and future needs of our customers.

We expect to implement similar programs for our new product line.

Our North American EPS quality control laboratory includes infrared spectrograph and atomic absorption units. Our laboratory chemists are capable of performing complex chemical and atomic analysis of styrene monomer, polystyrene crystal, expandable polystyrene and all other material components of EPS production. This gives us the ability to customize EPS formulas to meet any special customer requirements. The EPS quality control program includes testing every production batch of EPS to ensure it meets specific customer requirements. Each batch is tested for particle sizes, pentane gas volume and, if the EPS is to be used for insulation, their fire retardation capability.

In Europe, our sophisticated quality control laboratory is complemented by a fully equipped analytical laboratory containing three fully instrumented, automatically controlled pilot reactors, a fully equipped reactor bay, including a reactor and equipment for screening and coating, as well as two complete lines for converting EPS into insulation boards and shape-molded products. Testing equipment for analytical and quality audit work includes electronic balancers, equipment for testing burning behavior, gas chromatographs, sweep electron microscopes, colorimeters, flexural/compressive strength testers, an izod impact tester and lambda value testers. We regularly test our EPS for a range of key attributes that vary by specific product. Our European facilities are either ISO 9001 or ISO 9002 certified and both are also ISO 14001 certified.

Engineering

We employ 32 full-time technical personnel, including 25 full-time engineers and engineering managers, based in our Phoenix, Corte Madera, Fort Worth and Canadian facilities. We also employ nine full-time technical personnel, including two engineers, who were employed by Polar Plastics at their North Carolina facilities and expect to add two additional engineers for those facilities. The engineering staff uses computer-aided design and computer-aided manufacturing systems to design advanced, three-dimensional models of products and molds. Once an electronic image of the machine and mold part design is generated, the part can be custom manufactured. We have the capacity to construct all of the proprietary equipment, machines and molds used in the production, testing and packaging of our foam products. At least initially, we will not be constructing any of the proprietary equipment, machines and molds used in the production, testing and packaging of our polypropylene products. We have also developed and are installing in our manufacturing facilities automated materials handling equipment that includes in-line printing, automatic case packaging equipment and more advanced molding machines.

We continually examine how to improve our manufacturing process efficiencies. Sophisticated infra-red imaging systems, providing real-time video displays, are used to evaluate the thermal efficiency of molds and machines under development. We also can create special prototype mold forms for new lid designs and single-cavity cup and container molds, both of which enhance our ability to evaluate customer design requests rapidly.

The managing director of our European EPS operations is an engineer, as are each of the managers and supervisors of the production facilities located in Europe. In Europe, we also employ two full-time engineers who are responsible for process and production engineering and interact regularly with research and development personnel based in the analytical laboratory as well as senior technical support staff responsible for assisting the sales team.

Raw Materials

Our foam products are manufactured from EPS, which is produced from styrene monomer. High-purity pentane is also used as an expanding agent in the production of EPS. The raw materials we use for the manufacture of thermoformed lids are primarily plastic resins such as HIPS. Our plastic cups and cutlery will be thermoformed and injected molded from polypropylene and polystyrene resins.

Styrene monomer is a commodity petrochemical that is readily available throughout the world in bulk quantities from numerous large, vertically integrated chemical companies. Styrene monomer prices have fluctuated significantly as a result of changes in petrochemical prices and the capacity, supply and demand for styrene monomer. For example, the contract price for styrene monomer ranged from $0.35 to $0.43 per pound during 2000 and decreased to $0.25 per pound in 2001 before increasing to $0.46 per pound in March 2003. Through November 2003, the contract price for styrene monomer has decreased to $0.40 per pound. Although future styrene monomer prices cannot be predicted with accuracy, prices are forecasted by independent industry surveys and producer reports to remain relatively stable over the next year. While the Company has been able to pass on the majority of past price increases to customers, the Company may not be able to increase prices if styrene monomer costs rise in the future.

We have historically purchased a majority of our styrene monomer requirements under a variety of long-term supply contracts. These contracts provide a supply of styrene monomer under several different pricing mechanisms and with volume discounts. The various pricing mechanisms include those tied to raw material prices, spot market indices, contract indices and varying mixtures of the three. Under our styrene monomer supply contracts, which expire through 2006, we acquire a minimum of approximately 75% of our current styrene monomer needs.

High-purity pentane, which is used as the expanding agent in the production of EPS, is available from a limited number of suppliers. Should high-purity pentane become unavailable, however, high-purity butane may be substituted as the expanding agent.

The raw materials used in the manufacture of our polystyrene plastic cups and cutlery and for the manufacture of thermoformed lids are primarily plastic resins such as HIPS, which are available from a number of sources. Our HIPS resin supplies are purchased under various agreements that contain minimum and maximum purchase requirements. The price we pay for HIPS resin is determined at the time of purchase and can be supported by our styrene monomer purchases. The prices of polystyrene resins fluctuated in a fashion similar to the fluctuations affecting styrene monomer as described above. Polystyrene is largely a derivative of styrene monomer and prices react the same way over time. Prices also can change based on the operating rates of the polystyrene manufacturing facilities. Published contract HIPS pricing is currently $0.60 per pound. The forecasted price of HIPS is expected to range between $0.55 and $0.61 during 2004.

Polypropylene resins are made from propylene. We do not currently have long-term supply agreements for polypropylene and may not be able to enter into such agreements on favorable terms or at all. If we are unable to enter into long-term supply agreements, we will be more impacted by the changing market conditions for polypropylene. Polypropylene resin pricing will follow the raw material price of propylene and be influenced by the operating rates of the respective polypropylene manufacturing locations. The published homopolymer polypropylene contract price was $0.40 per pound for November 2003. The price is forecasted to increase to about $0.42 per pound by the end of 2004. Polypropylene has had the tendency to fluctuate significantly over time. For example, the contract price for polypropylene ranged from $0.28 to $0.46 from the beginning of 2000 through November 2003. We anticipate entering into long-term contracts to provide consistent supply of polypropylene resins. We expect the pricing mechanisms in those contracts to be market driven and to change monthly. We also anticipate that we will obtain rebates based on volume incentives with the respective suppliers.

If pricing of either of HIPS or polypropylene resins would put us in an uncompetitive position, we will switch to the other resin to make our products competitively.

Proprietary Technology and Trademarks

We have developed a broad array of proprietary technology that is utilized in various stages of our manufacturing operations. We rely primarily upon confidentiality agreements and restricted plant access to protect our proprietary technology. We own several patents relating to our cup design and our EPS manufacturing processes. However, we do not consider these patents material to our operations.

We hold 26 trademarks registered in the United States, several of which are also registered in other countries. We also acquired nine additional trademarks registered in the United States in the Polar Plastics acquisition. We also hold a number of unregistered trademarks. We do not consider any of these trademarks material to our operations.

Competition

We compete in the highly competitive foodservice industry. The foam segment of the disposable cup and container market is highly concentrated and, within this segment, we compete principally with Dart Container, which has significantly greater financial resources than we have and controls the largest share of this market segment. We do not believe that companies operating in related markets are likely to enter the foam segment due to the significant investment that would be required.

We believe that competition within the foam segment of the market is based primarily on customer service, product quality and the price at which products are offered. We believe that our market position is attributable to our high level of customer service and product quality, strategically located manufacturing facilities, proprietary technology and experienced management team.

The plastic segment of the disposable cup and container market is significantly fragmented. Major producers of thermoformed polystyrene plastic cups and containers include Pactiv, Solo Cup, Alcoa Packaging, Sweetheart Cup and Dart Container. However, the Company believes that only one other competitor, Berry Plastics, manufactures deep-draw thermoformed polypropylene cold cups. It is possible that other competitors may enter the plastic segment of the disposable cup and container market despite the significant investment, especially in equipment and technology, that would be required. In addition, as thermoformed polypropylene cold cups gain market acceptance, we would anticipate that producers of polystyrene plastic cups may enter this market.

We believe that competition within the plastic segment of the disposable cup and container market is based primarily on customer service, product quality and appearance and the price at which products are offered. We believe that the manufacturing capability we are developing, together with our experience customizing products, superior customer service, national distribution capabilities, demonstrated ability to successfully integrate acquisitions and ability to leverage our long-term customer relationships and our other competitive strengths, will position us to capture a meaningful portion of the plastic cold drink cup market.

We also compete with the paper segment, which is significantly more fragmented than the foam segment. We believe that competition between foam, plastic and paper is based on product appearance, quality and price.

In North America, the EPS industry is highly concentrated. Management believes that each of NOVA Chemicals, Inc., Huntsman Chemical Corp. and BASF Corporation, which are larger than we are and have greater financial resources than we have, controls a significant share of the market for supplying EPS to manufacturers of insulation and protective packaging products. We believe that competition within this industry is primarily based on price, although customer service, support and specialized product development can be significant competitive factors, particularly among the smaller manufacturers of foam insulation and protective packaging products.

The European EPS industry is more fragmented than in North America. Several companies, including BASF Corporation, NOVA Chemicals, Inc. and B.P. Amoco PLC, are larger and have more substantial financial resources than we have. We believe that competition is based primarily on price, although technical support, specialized product development and consistently high quality beads are important factors to many of our customers.

Environmental Matters

Our facilities are used for manufacturing or warehousing of foam container products or the EPS from which such products are manufactured. Many of these facilities are subject to federal, state, local and foreign laws and regulations relating to, among other things, emissions to air such as pentane, styrene and particulate matter, discharges to water, and the generation, handling, storage, transportation and disposal of hazardous and non-hazardous materials and wastes.

In 1996, the soil and shallow groundwater at our domestic EPS facilities were found to contain elevated levels of various contaminants. However, based on the results of soil and groundwater testing, material remediation efforts with respect to these conditions have not been, and we believe will not be, required. We own and operate, or owned or operated, underground storage tanks, also referred to as USTs, at several of our facilities for the storage of liquid pentane and heavy fuel oil. Leak detection or containment systems are in place at each facility with USTs that we currently own or operate. USTs are generally subject to federal, state, local and foreign laws and regulations that require testing and upgrading of USTs and remediation of polluted soils and groundwater resulting from leaking USTs. In addition, if any leakage from our USTs were to migrate onto the property of others, we could be subject to civil liability to third parties for remediation costs or other damages.

Some of our facilities have been alleged or are known to have failed to comply with various reporting or permitting obligations under applicable environmental laws and regulations. The resolution of these allegations and failures has not had a material adverse effect on our financial condition or results of operations, nor do we believe that any future costs of achieving and maintaining compliance with these laws and regulations will have that effect. It is possible that we could incur significant fines, penalties or capital costs associated with any confirmed noncompliance with these laws and regulations. Moreover, there can be no assurance that recently promulgated or future environmental laws or regulations, including regulations affecting the volume of and permitting for air emissions both in the United States and in Europe, will not require us to incur substantial expenditures or significantly modify our operations.

Certain of our current and former facilities are located in industrial areas and have been in operation for many years. As a consequence, it is possible that historical or neighboring activities have affected properties currently or formerly owned or operated by us and that, as a result, additional environmental issues may arise in the future, the precise nature of which we cannot now predict.

Facilities

We lease approximately 8,000 square feet in Radnor, Pennsylvania, a suburb of Philadelphia, for our executive offices. We believe that our present facilities are adequate for our current operations and that we will be able to lease or otherwise acquire any additional facilities as may be required for our future operations.

We also own or lease manufacturing, warehouse, office and machine assembly facilities at the locations shown in the following table:

Packaging

Location	Use	Approximate Floor Space Sq. Ft.
Corte Madera, California	Manufacturing, warehouse, machine assembly and office (leased)	88,000
Richmond, California	Warehouse (leased)	103,000
Higginsville, Missouri	Manufacturing and warehouse	68,000
Warrensburg, Missouri	Warehouse (leased)	10,000
Jacksonville, Florida	Manufacturing and warehouse (leased)	128,000
Edison, New Jersey	Warehouse (leased)	95,000
Metuchen, New Jersey	Manufacturing	84,000
Mount Sterling, Ohio	Manufacturing and warehouse	56,000
Shreveport, Louisiana	Manufacturing and warehouse	73,000
Stone Mountain, Georgia	Manufacturing and warehouse (partially leased)	377,000
Phoenix, Arizona	Machine assembly (leased)	12,000
Tolleson, Arizona	Manufacturing, warehouse and office	170,000
West Chicago, Illinois	Manufacturing, warehouse and office (partially leased)	350,000
El Campo, Texas	Manufacturing and warehouse	91,000
Lodz, Poland	Manufacturing and warehouse (leased)	31,000
Mooresville, North Carolina	Manufacturing, warehouse and office (leased)	388,500
Winston-Salem, North Carolina	Manufacturing (leased)	58,000

Specialty Chemicals
Location	Use	Approximate Floor Space Sq. Ft.
Fort Worth, Texas	Manufacturing, warehouse and office (partially leased)	204,000
Saginaw, Texas	Manufacturing, warehouse and office	60,000
Baie D’Urfe, Québec	Manufacturing, warehouse and office	74,000
Porvoo, Finland	Manufacturing, warehouse, machine assembly, utility and office (partially leased)	112,000
Kokemaki, Finland	Manufacturing, warehouse, utility and office (leased)	52,000

Our lease for the manufacturing facility in Winston-Salem, North Carolina expires in August 2004 and our lease for 46,500 square feet of warehouse space in Mooresville, North Carolina expires in March 2004. We anticipate vacating these facilities prior to expiration of the leases.

Employees

As of November 30, 2003, we had 1,880 full-time employees. We have never experienced a material labor strike or other labor-related work stoppage. We consider our relations with our employees to be good.

Our U.S. employees are not represented by any union. In Canada, approximately 65% of our employees are represented by a union and are covered by a collective bargaining agreement. In Finland, over 80% of our employees are represented by one of three unions and we are subject to two collective bargaining agreements. The European Union directives regarding employment are applicable to us in Finland; however, the terms of the collective bargaining agreements will control employment relationships to the extent that these agreements address relevant issues in a more detailed manner and include benefits exceeding the minimum standards established by the directives.

We are dependent on the management experience and continued services of our executive officers, including our President and Chief Executive Officer, Michael T. Kennedy. The loss of the services of these officers could have a material adverse effect on our business. In addition, our continued growth depends on our ability to attract and retain experienced key employees.

Legal Proceedings

We are involved in a number of legal proceedings arising in the ordinary course of business. After taking into consideration legal counsel’s evaluation of such actions, management believes that these actions will not have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their ages as of November 30, 2003 are as follows:

Name	Age	Position
Michael T. Kennedy	49	President, Chief Executive Officer and Chairman of the Board
Michael V. Valenza	44	Senior Vice President—Finance and Chief Financial Officer
R. Radcliffe Hastings	53	Executive Vice President, Treasurer and Director
Richard C. Hunsinger	55	Senior Vice President—Sales and Marketing
Donald D. Walker	62	Senior Vice President—Operations
John P. McKelvey	63	Senior Vice President—Human Resources and Administration
Van D. Groenewold	71	Vice President—Engineering
Caroline J. Williamson	36	Vice President and Corporate Counsel
Paul M. Finigan	49	Director

Michael T. Kennedy has served as President, Chief Executive Officer and as Chairman of the Board of the Company since its formation in November 1991. Between March 1985 and July 1990, Mr. Kennedy served as Chief Financial Officer of Airgas, Inc., a New York Stock Exchange-listed distributor of industrial gases.

Michael V. Valenza has served as Senior Vice President-Finance and Chief Financial Officer of the Company since April 1993. He joined the Company in September 1992 as Director of Finance. From 1984 until joining the Company, Mr. Valenza served in a variety of positions with Arthur Andersen LLP, most recently as a manager in the Enterprise Group.

R. Radcliffe Hastings has served as Executive Vice President of the Company since October 2003, as Treasurer of the Company since June 1996 and as a director since May 1997. From June 1996 to October 2003, Mr. Hastings was also a Senior Vice President of the Company. Previously, Mr. Hastings was with Continental Bank, N.A. and its successor, Bank of America, for 18 years. Mr. Hastings held a variety of management positions in the U.S. banking group and in Bank of America’s securities operation, BA Securities, Inc.

Richard C. Hunsinger has served as Senior Vice President-Sales and Marketing of the Company since its formation in November 1991. From 1979 through August 1991, Mr. Hunsinger served in various management positions, including Vice President of Sales and Marketing, for Winkler/Flexible Products, Inc., a former division of The Coca Cola Company.

Donald D. Walker has served as Senior Vice President-Operations of the Company since November 1992. Mr. Walker served as Vice President of Manufacturing and as Director of Manufacturing of the Company from February 1992 through November 1992. From 1969 until February 1992, Mr. Walker served in various management positions with Scott Container Products Group, Inc. (WinCup’s predecessor), WMF Corporation and Thompson Industries.

John P. McKelvey has served as Senior Vice President—Human Resources and Administration for the Company since March 2002. From October 1992 through March 2002, Mr. McKelvey was Vice President—Human Resources and Quality Assurance for the Company. From February 1992 until October 1992, Mr. McKelvey was Director of Human Resources for the Company. From 1971 until joining the Company, Mr. McKelvey served in a variety of human resources management positions for Scott Container Products Group, Inc., Texstyrene Corporation, WMF Corporation and Thompson Industries.

Van D. Groenewold has served as Vice President—Engineering for the Company since November 1992. From February 1992 until November 1992, Mr. Groenewold was Director of Engineering for the Company. From 1982 until joining the Company, Mr. Groenewold held various engineering and quality assurance management positions with Scott Container Products Group, Inc., WMF Corporation and Thompson Industries.

Caroline J. Williamson has served as Vice President and Corporate Counsel of the Company since March 1997. From March 1996 to March 1997, Ms. Williamson served as counsel for Aetna U.S. Healthcare. From September 1992 to March 1996, Ms. Williamson was an associate with Duane Morris LLP.

Paul M. Finigan has served as a director of the Company since July 2000. Mr. Finigan has served as counsel to the law firm of Day Berry & Howard, LLP since October 2002. From November 1999 to June 2002, Mr. Finigan served as Chief Legal Officer of Lumenos, Inc. Mr. Finigan is also a director of SkinHealth, Inc. where he served as Executive Vice President from March 1999 to November 1999. From November 1988 to September 1997, Mr. Finigan served as Senior Vice President and General Counsel of Value Health, Inc.

Composition and Classification of Board Following Closing

Our board of directors currently has three members, comprised of two executive officers and one independent director. We intend to appoint four additional independent directors within 90 days after completion of this offering and to be in full and timely compliance with the requirements of the Nasdaq National MarketSM and the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder, including with respect to the independence of directors.

Our proposed amended and restated certificate of incorporation and bylaws will provide that our board of directors be comprised of three to 15 members, with the exact number of directors to be fixed by the board of directors. In accordance with our amended and restated certificate of incorporation, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Effective upon completion of this offering, we intend to establish an audit committee and within 90 days after completion of this offering, we intend to establish a nominating and corporate governance committee and a compensation committee. We will constitute these committees in a manner consistent with the requirements of the Nasdaq National MarketSM and the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder, and each of the audit, nominating and corporate governance and compensation committees will be comprised entirely of independent directors.

The audit committee will have the responsibility for the appointment, compensation, retention and oversight of our independent accountants for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. The audit committee also will have the responsibility of reviewing the results and scope of audit and other services provided by the independent accountants, evaluating the objectivity and independence of our outside auditors and reviewing and evaluating our audit functions generally. The audit committee also will exercise oversight of our internal controls and financial reporting processes, and ethical and legal compliance matters. Mr. Finigan will initially be the sole member of the audit committee, with additional members added within 90 days after the completion of this offering.

The nominating and corporate governance committee will be responsible for identifying and recommending nominees to our board of directors, recommending members for our board committees, overseeing and setting compensation for our directors and making recommendations with respect to, and overseeing compliance with, our corporate governance guidelines.

The compensation committee will be responsible for approving, or making recommendations to the board of directors with respect to, the compensation arrangements (including bonus payments) for our executive officers, approving or making recommendations with respect to our equity incentive plans and making recommendations with respect to our general compensation plans and programs.

Director Compensation

Officers of the Company who serve as directors are not compensated for serving as directors of the Company. Following consummation of this offering, each non-officer director of the Company will receive an annual retainer of $25,000 for services as director and $1,250 per meeting attended. For each committee on which a non-officer director serves, the director will receive an annual retainer of $5,000 plus an additional $5,000 for each committee for which the director serves as chairperson. Upon initial election, each non-officer director will receive a one-time equity award of 5,000 stock units and each director thereafter will receive an annual equity award of 2,500 stock units. In addition, all directors are reimbursed for their expenses incurred in attending meetings.

Executive Compensation

The following table sets forth certain information concerning the compensation paid to the Company’s chief executive officer and the Company’s four other most highly compensated executive officers (the “Named Executive Officers”) whose total annual salary and bonus exceeded $100,000 for the year ended December 27, 2002:

Summary Compensation Table

Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)		All Other Compensation
Michael T. Kennedy President and Chief Executive Officer	2002 2001 2000	$3,000,000 2,500,000 2,500,000	$2,500,000 500,000 1,130,000	$152,087 87,112 103,255	(2) (2) (2)	$75,814 76,376 99,329	(3) (3) (3)

R. Radcliffe Hastings Executive Vice President and Treasurer	2002 2001 2000	500,000 300,000 300,000	— 300,000 125,000	— — —		4,760 4,480 4,480	(4) (4) (4)

Michael V. Valenza Senior Vice President—Finance and Chief Financial Officer	2002 2001 2000	300,000 275,000 275,000	— 200,000 —	— — —		4,760 4,480 4,480	(4) (4) (4)

Richard C. Hunsinger Senior Vice President—Sales and Marketing	2002 2001 2000	300,000 275,000 275,000	— 200,000 —	— — —		4,760 4,480 4,480	(4) (4) (4)

Donald D. Walker Senior Vice President—Operations	2002 2001 2000	300,000 275,000 275,000	— 200,000 —	— — —		4,760 4,480 4,480	(4) (4) (4)

(1)	In accordance with the rules of the SEC, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for the officer for such year.
(2)	Represents transportation costs paid by the Company on behalf of Mr. Kennedy.
(3)	Includes $4,760 of matching contributions by the Company under its 401(k) Retirement Savings Plan and premiums of $71,054, $71,896 and $94,849 in 2002, 2001 and 2000, respectively, paid by the Company with respect to a supplemental life insurance policy for the benefit of Mr. Kennedy.
(4)	Represents a matching contribution by the Company under its 401(k) Retirement Savings Plan.

The following table sets forth information with respect to options to purchase the Company’s common stock held at December 27, 2002 by the Named Executive Officers. No options were granted to or exercised by such persons during the fiscal year ended December 27, 2002.

	Number of Securities Underlying Unexercised Options at December 27, 2002		Value of Unexercised In-the-Money Options at December 27, 2002(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael T. Kennedy	—	—	—	—
R. Radcliffe Hastings	—	—	—	—
Michael V. Valenza	234,390	—	$735,000	—
Richard C. Hunsinger	180,300	—	663,250	—
Donald D. Walker	225,375	—	874,500	—

(1)	Based on the estimated fair value of approximately $6.54 per share of the underlying securities, as determined by the Company’s Board of Directors.

Employment Agreements

We entered into an employment agreement with Mr. Kennedy that is contingent upon closing of this offering. The agreement, which will be for an initial three-year term (subject to possible one-year renewals after this three-year period), will provide for an annual base salary of $1,000,000. The employment agreement will also provide for a minimum guaranteed annual bonus for 2004 of 100% of Mr. Kennedy’s annual base salary. For 2004, the maximum annual bonus payable will be capped at 200% of Mr. Kennedy’s annual base salary. All bonuses payable during, or in respect of, the employment term, other than the guaranteed minimum annual bonus for 2004, will be set by our compensation committee based upon reasonable performance criteria established by the committee no later than March 31 of the year to which it relates and after consultation with Mr. Kennedy. Mr. Kennedy will have the right to elect whether to receive any bonus that may become payable in the form of cash or shares of our common stock. As a long-term incentive, Mr. Kennedy will receive an award of 70,000 shares of restricted stock upon the closing of this offering. All of these shares will be subject to forfeiture under the circumstances to be described in the award. The risk of forfeiture for such shares generally lapses with respect to one-third of such shares on each of the first three anniversaries of the closing of this offering. Mr. Kennedy will be eligible to participate in all of the Company’s employee benefits (including retirement, health and fringe benefits) made available generally to other officers and key employees and to such other benefits provided to him in accordance with past practice. Under the expected employment agreement, Mr. Kennedy’s employment may be terminated with or without “cause” by us at any time. In the event that we terminate Mr. Kennedy’s employment other than “for cause” or Mr. Kennedy terminates for “good reason” (as such terms will be defined in the agreement), we will be obligated to provide severance pay equal to two times his then current annual base salary and bonus amount and two years’ health insurance continuation and to unrestrict his 70,000 share restricted stock award to the extent such restrictions had not then already lapsed. The severance benefits increase to three times annual base salary and bonus and the health insurance continuation extends to three years in the event the qualifying termination occurs within two years following a “change of control of the Company” (as will be defined in the agreement). This agreement will also provide that, upon a change of control, (i) Mr. Kennedy will have the right to resign during a 60-day period following the first anniversary of the date of the change of control and receive the severance pay and benefits that would otherwise be provided if his employment were terminated other than “for cause” and (ii) Mr. Kennedy will be entitled to receive a tax “gross-up” payment to fully offset any excise taxes incurred if the after-tax benefit to Mr. Kennedy of the gross-up is at least 10% greater than the after-tax benefit that Mr. Kennedy would receive if he were cut back to the maximum amount that could be paid to him without incurring any such excise taxes. The employment agreement will also contain customary post-employment restrictive covenants in connection with Mr. Kennedy’s ability to compete and to solicit customers and employees of the Company.

In May 1993, we entered into an employment agreement with Richard C. Hunsinger, which was amended in January 1996, pursuant to which Mr. Hunsinger serves as our Senior Vice President—Sales and Marketing. The agreement was for an initial term of seven years and six months and, absent 180 days prior written notice by either party before the end of any renewal term, renews for twelve months from year to year. Under the agreement as amended, Mr. Hunsinger is entitled to an annual salary of not less than $145,000 beginning in 1996, subject to annual cost of living increases. The agreement contains a covenant not to engage in any business that is competitive with our business in any geographical area in which it does business during the term of the agreement and for a period of two years immediately following the termination of the agreement.

In April 1996, we entered into an employment agreement with R. Radcliffe Hastings, pursuant to which Mr. Hastings serves as our Executive Vice President and Treasurer. The agreement was for an initial term of three years and, absent 90 days prior written notice by either party before the end of any renewal term, renews for twelve months from year to year. Mr. Hastings is entitled to an annual salary of not less than $125,000, subject to annual review by the Board of Directors. The agreement contains a covenant not to compete in any business that is competitive with our business in the United States during the term of the agreement.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

Certain Relationships and Related Transactions

Radnor has made interest-bearing advances to Michael T. Kennedy, our President and Chief Executive Officer, for personal use. As of December 27, 2002, outstanding principal and interest from these advances totaled $4.3 million, which was the highest amount outstanding in fiscal 2002. These advances accrue interest monthly at the 100% short-term semi-annual applicable federal rate for the current month. We expect these advances and all accrued interest to be repaid in connection with the closing of this offering.

Michael T. Kennedy, our President, Chief Executive Officer and Chairman, is also a director of SkinHealth, Inc. of which Paul M. Finigan, one of our directors, is a director.

Vincent F. Garrity, Jr., a member of our board of directors through March 4, 2002, serves of counsel to Duane Morris LLP, which is our primary legal counsel. Mr. Garrity is also a trustee of nine trusts for the benefit of Mr. Kennedy’s children that own an aggregate of 4,612,074 shares of our common stock and for which Mr. Garrity, in his capacity as trustee, has sole voting and dispositive power.

We provide certain management services to a related company of which Mr. Kennedy is also a director for which we receive a fee. During 2002, we earned management fees of $0.5 million. At December 27, 2002, unpaid management fees totaled $0.9 million.

Limitation of Liability; Indemnification

As permitted by the Delaware General Corporation Law, which we also call the DGCL, our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, relating to prohibited dividends, distributions and repurchases or redemptions of stock; or

•	for any transaction from which the director derives an improper personal benefit.

However, such limitation of liability would not apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding against a director. Our amended and restated certificate of incorporation also includes provisions for indemnification of our directors and officers to the fullest extent permitted by the DGCL as now or hereafter in effect. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Benefit Plans

Equity Incentive Plan

We adopted our Equity Incentive Plan in April 1992 and may no longer make grants under this plan. We refer to the Equity Incentive Plan in this prospectus as the prior plan. The prior plan has been merged into the new incentive plan described below. Outstanding grants under the plan will continue in effect according to their terms but shares with respect to outstanding grants under the prior plan will be issued or transferred under the new incentive plan.

As of November 30, 2003, giving effect to the recapitalization, options to purchase an aggregate of 1,281,933 shares of common stock were outstanding and held by employees, of which options to purchase 515,658 shares expire on November 23, 2006 and options to purchase the remaining 766,275 shares expire on July 25, 2007. All options granted under the prior plan are nonqualified stock options that are not intended to qualify as incentive stock options within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, which we also refer to as the Code. The options outstanding at the time of this offering remain subject to the terms of the agreements evidencing those options and the terms of the prior plan, and these options will continue to be administered by our board of directors or a committee that may be designated by our board of directors.

Our board of directors or the designated stock option plan committee may terminate or amend the prior plan at any time, but no such action will affect the rights of an option holder under an outstanding option grant without the option holder’s consent. On November 5, 2003, the prior plan was amended to permit the exercise of options more than ten years after the date of grant as originally provided. We also extended the terms of options granted to 15 employees, including Messrs. Groenewold, Hunsinger, McKelvey, Valenza and Walker, to purchase an aggregate of 515,658 shares of common stock from November 23, 2003 to November 23, 2006.

2003 Incentive Compensation Plan

We have adopted a new incentive compensation plan, which we refer to in this prospectus as the incentive plan. The incentive plan will be effective upon the completion of the recapitalization. The incentive plan will initially be administered by our board of directors. Following the establishment of our compensation committee, the incentive plan will be administered by the compensation committee. The board or the committee, as applicable, will have the exclusive authority, including the power to determine eligibility to receive grants, the number of shares of our common stock subject to the grants, the price and timing of grants and the acceleration or waiver of any vesting, and performance or forfeiture restriction. Grants to our non-employee directors may only be made by the board. The incentive plan includes the following terms:

Participants.    Any of our employees, our non-employee directors, consultants and advisors to us, as determined by the compensation committee may be selected to participate in the incentive plan. We may award these individuals with one or more of the following:

•	incentive stock options and nonqualified stock options;

•	stock units;

•	stock awards;

•	performance units;

•	dividend equivalents; and

•	other stock-based awards.

Stock Options.    Stock options for our common stock may be granted under the incentive plan, including incentive stock options, as defined under section 422 of the Code, and nonqualified stock options. The option exercise price of all stock options granted under the incentive plan will not be less than 100% of the fair market value of a share of our common stock on the date of grant. Stock options may be exercised as determined by the committee, but in no event after the tenth anniversary of the date of grant. Incentive stock options may only be granted to employees. If an incentive stock option is granted to an employee who is a 10% stockholder, additional requirements will apply to the option.

Upon the exercise of a stock option, the purchase price is generally payable (1) in cash or its equivalent, (2) in certain circumstances as permitted by the committee, by tendering previously acquired shares of our common stock with a fair market value at the time of exercise equal to the exercise price or by attestation to ownership of shares with a fair market value at the time of exercise equal to the exercise price, (3) by payment through a broker in accordance with procedures established by the Federal Reserve Board in accordance with applicable law, or (4) by any other means that the committee determines to be consistent with the purpose of the incentive plan and permissible under applicable law.

Stock Units.    Stock units will represent the right of the recipient to receive an amount based on the value of a share of our common stock if specified conditions established by the compensation committee are met. All stock units will be credited to bookkeeping accounts established by us for purposes of the plan. Stock units will become payable if specified performance goals or other conditions are met and the committee will determine the applicable terms and conditions for stock units. Stock units may be paid at the end of a specified performance period or other period, or deferred to a date authorized by the committee. If the criteria for the stock units are met, stock units will be paid in cash, shares of our common stock, or a combination of the two.

Stock Awards.    A stock award will be an award of our common stock that may be issued for consideration or no consideration and may be subject to restrictions on transferability and other restrictions as the committee determines in its sole discretion on the date of grant. Restrictions may be based on continuing employment or achieving performance goals. The restrictions will lapse in accordance with a schedule or other conditions determined by the committee. Unless otherwise restricted by the committee if permitted by our amended and restated certificate of incorporation, during the period of restriction, participants holding shares of restricted stock will have full voting and dividend rights with respect to such shares. All unvested stock awards are forfeited if the participant is terminated for any reason unless the committee waives, in whole or in part, the forfeiture provisions of the stock awards.

Performance Units.    A performance unit award will be a contingent right to receive a payment in cash or stock upon the attainment of performance goals and other terms and conditions specified by the committee. The value of performance units will depend on the degree to which the specified performance goals are achieved but are generally based on the value of the performance unit as determined by the committee at the time of grant. The committee may, in its discretion, pay earned performance units in cash, or shares of our common stock, or a combination of both.

Dividend Equivalents.    The committee may grant dividend equivalents in connection with any grant under the incentive plan. Dividend equivalents entitle the recipient to receive amounts equal to ordinary dividends that would be paid, during the time the underlying grant is outstanding and unexercised or unvested, on the shares of our common stock covered by the grant as if the shares were then outstanding. The committee will determine whether dividend equivalents will be paid currently or credited to a bookkeeping account as a dollar amount or in the form of stock units. Dividend equivalents may be paid in cash, in shares of our common stock or in a combination of the two. The committee will determine whether they will be conditioned upon the exercise, vesting or payment of the grant to which they relate and the other terms and conditions of such grant.

Other Stock-Based Awards.    The committee may grant other types of stock-based awards under the incentive plan. Such awards will be based on, measured by or be payable in shares of our common stock. The committee will determine the terms and conditions of such awards. Other stock-based awards may be payable in cash, shares of our common stock or a combination of the two.

Qualified Performance-Based Compensation.    The incentive plan will permit the committee to impose and specify specific performance goals that must be met with respect to grants of stock awards, stock units, performance units, dividend equivalents and other stock-based awards that are intended to meet the exception for qualified performance-based compensation under section 162(m) of the Internal Revenue Code. Prior to or soon after the beginning of the performance period, the committee will establish in writing the performance goals that must be met, the applicable performance periods, the amounts to be paid if the performance goals are met and any other conditions. Forfeiture of all or part of any grant will occur if the performance goals are not met, as determined by the committee.

The performance goals, to the extent designed to meet the requirements of section 162(m) of the Internal Revenue Code, will be determined by the committee and be based on one or more of the following criteria: pre- or after-tax net earnings, sales or revenue, operating earnings, operating cash flow, return on net assets, return on stockholders’ equity, return on assets, return on capital, stock price growth, gross or net profit margin, earnings per share, price per share, and market share. These performance criteria may be measured in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

If dividend equivalents are granted as performance-based compensation, the maximum amount of dividend equivalents that may be credited to the participant’s account in a calendar year is $250,000.

Shares Reserved for Issuance.    Subject to certain adjustments, we may issue a maximum of 3,100,000 shares of our common stock, including shares of common stock that may be issued upon the exercise of options, under the incentive plan; provided that the maximum number of shares of common stock that may be issued pursuant to stock awards, stock units, dividend equivalents and other stock-based awards during the term of the incentive plan is 3,100,000. The maximum number of authorized shares includes all shares authorized under the prior plan.

The maximum number of shares of common stock that may be subject to grants made under the incentive plan to any individual during any calendar year is 300,000 shares. To the extent that grants made under the incentive plan are expressed in dollar amounts, the maximum amount payable to any individual during any calendar year is $4.0 million.

In connection with stock splits, reverse stock splits, stock dividends, recapitalizations and certain other events affecting our common stock, the committee may make adjustments it deems appropriate in the maximum number of shares of our common stock reserved for issuance as grants, the maximum number of shares of our common stock that any individual participating in the incentive plan may be granted in any year, the number and kind of shares covered by outstanding grants, the kind of shares that may be issued or transferred under the plan, and the price per share or market value of any outstanding grants.

If any stock options granted under the plan terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or if any stock awards, stock units, performance units, dividend equivalents or other stock-based awards are forfeited, the shares subject to such grants will again be available for purposes of the incentive plan. In addition, if any shares of our common stock are surrendered in payment of the exercise price of a stock option, those shares will again be available for grants under the incentive plan, and if any grants are paid or settled in cash, and not in shares of our common stock, any shares of our common stock subject to such grants will also be available for future grants.

Change of Control.    If we experience a change of control, unless the committee determines otherwise, all outstanding options will automatically accelerate and become fully exercisable, the restrictions and conditions on all outstanding stock awards will immediately lapse, all stock units and performance units will become payable in cash or in shares of our common stock in an amount not less than their target value, as determined by the committee, and dividend equivalents and other stock-based awards will become payable in full, in cash, in amounts determined by the committee. If we are not the surviving corporation (or survive only as a subsidiary of another corporation) in a change of control, all outstanding stock options not exercised will be assumed or replaced with comparable options by the surviving corporation and other grants that remain outstanding will be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation).

The committee may also provide that: (i) participants will be required to surrender their outstanding stock options in exchange for a payment, in cash or shares of our common stock, equal to the difference between the exercise price and the fair market value of the underlying shares of common stock; (ii) after participants have the opportunity to exercise their stock options, any unexercised stock options will be terminated on the date determined by the committee; and (iii) with respect to participants holding stock units, performance units, dividend equivalents or other stock-based awards, the committee may determine that such participants will receive a payment in settlement of such grants, in such amount and form determined by the committee.

In general terms, a change of control under the incentive plan occurs:

•	if a person, entity or affiliated group (with certain exceptions) acquires more than 30% of our then outstanding voting securities;

•	if we merge into another entity unless the holders of our voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

•	if we sell or dispose of all or substantially all of our assets;

•	if we are liquidated or dissolved; or

•	if, beginning 90 days after the closing date of this offering, new directors are subsequently elected to our board of directors and such directors constitute a majority of our board of directors and have been members of our board of directors for less than two years (with certain exceptions).

Deferrals.    The committee may permit or require participants to defer receipt of the payment of cash or the delivery of shares of our common stock that would otherwise be due to the participant in connection with a grant under the incentive plan. The committee will establish the rules and procedures applicable to any such deferrals.

Amendment and Termination.    Our board of directors may amend or terminate the incentive plan at any time; provided that our stockholders must approve any amendment if such approval is required in order to comply with the Internal Revenue Code, applicable laws, or applicable stock exchange requirements. Our board of directors can not amend a previously granted stock option to reprice, replace or regrant it through cancellation or by lowering the option exercise price, unless our stockholders provide prior approval. Unless terminated sooner by our board of directors or extended with stockholder approval, the incentive plan will terminate on November 27, 2013.

Adoption by Stockholders.    The incentive plan has been approved by our stockholders.

Outstanding Grants. Prior to or upon closing of this offering, we intend to grant stock awards for 543,500 shares of our common stock, including grants shown in the following table:

Name	Number of Shares
Michael T. Kennedy	70,000
R. Radcliffe Hastings	35,000
Michael V. Valenza	25,000
Richard C. Hunsinger	35,000
Donald D. Walker	35,000
Executive Officer Group (eight persons)	240,000
Non-Executive Officer Employee Group	303,500

The shares we intend to issue to Mr. Kennedy will be issued pursuant to his new employment agreement contingent upon the closing of this offering. We intend to issue the remaining shares prior to the closing of this offering. All of these shares will be subject to forfeiture under the circumstances to be described in the grant. The risk of forfeiture for the shares that will be awarded to Mr. Kennedy generally lapses with respect to one-third of such shares on each of the first three anniversaries of the closing of this offering. This risk of forfeiture for the other grantees will lapse with respect to 40% of these shares on the second anniversary of the grant and an additional 20% of the shares on each of the third, fourth and fifth anniversaries of the grant. The shares may not be transferred while they remain subject to forfeiture.

Senior Executive Retirement Plan

We offer a Senior Executive Retirement Plan to management or highly-compensated employees employed by us or our subsidiaries who have been designated by the chairman of our board of directors to participate in the plan. Participation in the plan by a designated employee is voluntary. A participant in the plan directs us to reduce the participant’s annual cash compensation by a fixed dollar amount, which is in turn credited to the participant’s deferred benefit account maintained by the plan administrator for the participant. A participant’s initial deferral election is irrevocable for a period of five consecutive years from the date of the deferral election. Participants select from among the investment vehicles available under the plan for the investment of their deferred compensation. Each year, we or our subsidiary employing the participant will credit a matching contribution to the participant’s deferred benefit account in an amount equal to 100% of the participant’s deferral contributions made during the year, up to $10,000. Participants may also defer all or any portion of any cash bonuses that are awarded, but such deferral of cash bonuses will not be eligible for matching contributions.

A participant has a vested interest in the participant’s deferral contributions to the deferred benefit account and the earnings on those deferral contributions. After a participant’s normal retirement date, which is the date a participant has both attained age 65 and completed five years as an active employee of us or our subsidiaries, the participant shall also have a vested interest in the matching contributions and the earnings on the matching contributions. A participant whose employment terminates before attaining age 65 will have a vested interest in the matching contributions and the appreciation of the matching contributions if the participant has completed at least 20 years of active service for us or our subsidiaries. A participant always has a 100% vested and nonforfeitable right to the amounts attributable to deferment of cash bonuses and the earnings on such deferred bonuses.

Benefits under the plan are paid in monthly installments after the participant’s termination of employment and after the participant’s earliest normal retirement date, as described above. Monthly installments are paid over a period of 15 years, except in the event of the death of the participant in which case a death benefit is paid to the participant’s beneficiaries.

The plan may be modified, amended or terminated by the chairman of our board of directors, but no such action may have an adverse effect upon rights that have vested or upon amounts that are being paid as of the date of such amendment or termination.

The plan is intended to be a nonqualified plan of deferred compensation maintained for a select group of management or highly-compensated employees, as described under the section 451 of the Code and under sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended.

In fiscal 2002, we and our subsidiaries made approximately $94,000 in matching contributions to the plan on behalf of participants.

401(k) Savings and Profit Sharing Plan

We sponsor a 401(k) retirement savings and profit sharing plan, which we call our 401(k) plan, covering all of our employees who have completed at least 12 months and 1,000 hours of service. Our 401(k) plan is intended to qualify under Sections 401(a) and 401(k) of the Code. Contributions to the 401(k) plan and income earned on such contributions are not taxable to employees until withdrawn from the 401(k) plan. Subject to restrictions imposed by the Code on highly compensated employees, employees may generally defer up to 30% of their pre-tax earnings up to the statutorily prescribed annual limit, which is $12,000 for the 2003 calendar year, and to have the amount contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan. During the 2002 and 2001 fiscal years, we contributed an amount equal to 70% of each participant’s first 4% of annual salary contributed to the plan, or an aggregate of approximately $709,000 and $700,000, respectively.

We may also, at the discretion of our board of directors, elect to make a profit-sharing contribution in addition to the matching contribution in any plan year. Profit-sharing contributions must be allocated among the accounts of all eligible participants, regardless of whether they have made pretax contributions to the 401(k) plan. We made no profit sharing contributions for the 2002 and 2001 fiscals years.

The 401(k) retirement savings plan may be amended or terminated by us at any time in our sole discretion.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of November 30, 2003, with respect to the beneficial ownership of our common stock, after giving effect to the proposed recapitalization, by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	our Chief Executive Officer and our four other most highly compensated executive officers; and

•	all of our directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The information set forth in the following table excludes any shares of our common stock purchased in this offering by the respective beneficial owner. Percentage of beneficial ownership of common stock is based on 11,803,235 shares of common stock outstanding immediately prior to this offering and 16,088,235 shares of common stock outstanding immediately after this offering, in each case giving effect to the issuance of 543,500 shares of our common stock pursuant to restricted stock awards that we intend to grant prior to or upon the closing of this offering but before giving effect to the exercise of any outstanding options. Unless otherwise indicated, the address of each beneficial owner of more than 5% of common stock is Radnor Holdings Corporation, Three Radnor Corporate Center, Suite 300, Radnor, Pennsylvania 19087.

		Percent
Name of Beneficial Owner	Number(8)	Before Offering	After Offering
Michael T. Kennedy(1)	4,112,326	34.84%	25.56%
Vincent F. Garrity, Jr., Trustee(2) c/o Duane Morris LLP One Liberty Place Philadelphia, PA 19103-7396	4,612,074	39.07	28.67
R. Radcliffe Hastings(3)	1,116,800	9.46	6.94
John P. McNiff 322 Stenton Avenue Plymouth Meeting, PA 19462	1,081,800	9.17	6.72
Donald D. Walker(4)	363,146	3.02	2.23
Richard C. Hunsinger(5)	305,450	2.55	1.88
Michael V. Valenza(6)	295,450	2.45	1.81
Paul M. Finigan	—	—	—
Directors and executive officers as a group (nine persons)(7)	6,545,091	51.59%	38.56%

(1)	Excludes 3,800,724 shares of common stock owned by eight trusts for the benefit of Mr. Kennedy’s children. Also excludes 811,350 shares held in a grantor retained annuity trust created by Mr. Kennedy, which Mr. Kennedy retains the right to acquire under certain circumstances specified in the instrument governing the trust beginning in November 2004. Mr. Kennedy has no voting or dispositive power with respect to the shares owned by any of these trusts.
(2)	Represents shares owned by nine trusts created by Mr. Kennedy for the benefit of his children and other family members and certain charities, for which Mr. Garrity, in his capacity as trustee of the trusts, has sole voting and dispositive power.

(3)	Includes 540,900 shares held in a grantor retained annuity trust created by Mr. Hastings, which Mr. Hastings retains the right to acquire under certain circumstances specified in the instrument governing the trust beginning in November 2004. Mr. Hastings’ wife and sister, in their respective capacities as trustees of the trusts, have sole voting and dispositive power with respect to these shares.
(4)	Includes 225,375 shares Mr. Walker has the right to acquire upon the exercise of outstanding options exercisable on or before January 29, 2004.
(5)	Includes 180,300 shares Mr. Hunsinger has the right to acquire upon the exercise of outstanding options exercisable on or before January 29, 2004.
(6)	Includes 234,390 shares Mr. Valenza has the right to acquire upon the exercise of outstanding options exercisable on or before January 29, 2004.
(7)	Includes 883,470 shares such persons have the right to acquire upon the exercise of outstanding options exercisable on or before January 29, 2004.
(8)	Includes shares of our common stock that we intend to award under our new incentive plan prior to or upon closing of this offering as follows:

Name	Number
Michael T. Kennedy	70,000
R. Radcliffe Hastings	35,000
Donald D. Walker	35,000
Richard C. Hunsinger	35,000
Michael V. Valenza	25,000
Directors and executive officers as a group	240,000

The following table sets forth certain information as of December 27, 2002, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity Compensation plans approved by security holders	1,327,008	(2)	$3.08	—
Equity Compensation plans not approved by security holders	—		—	—

Total	1,327,008		$3.08	—

(1)	Excludes the number of securities to be issued upon exercise of outstanding options, warrants and rights. Also excludes an additional 1,818,067 shares to be reserved for issuance under our new incentive plan.
(2)	After giving effect to options that expired subsequent to December 27, 2002, we had outstanding options to purchase 1,281,933 shares of our common stock as of November 30, 2003 with a weighted average exercise price of $3.08 per share.

DESCRIPTION OF CAPITAL STOCK

Prior to effectiveness of the registration statement of which this prospectus is a part, our amended and restated certificate of incorporation will replace our current restated certificate of incorporation. The following is a summary of the material provisions of our capital stock. It does not include all of the provisions of our amended and restated certificate of incorporation, a copy of which has been filed as an exhibit to the registration statement filed in connection with this offering.

General

Our authorized capital stock will consist of 40,000,000 shares of common stock, par value $0.10 per share, of which 11,803,235 shares are issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.10 per share, none of which are issued or outstanding.

Common Stock

Upon the consummation of this offering, there will be 16,088,235 shares of common stock outstanding (assuming issuance of 543,500 shares of our common stock pursuant to restricted stock awards that we intend to grant prior to or upon the closing of this offering but no exercise of the underwriters’ over-allotment option or outstanding options). All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock that will be issued on completion of this offering will be fully paid and nonassessable.

Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors. We have not paid any cash dividends on our common stock in the past four years. Subject to the restrictions in our senior credit facilities and the indenture governing our senior notes regarding our ability to pay dividends on our common stock, we intend to pay an annual cash dividend on our common stock. See “Dividend Policy” and “Risk Factors—Risks Relating to This Offering—We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness contain various covenants that may limit our ability to pay dividends.” In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

The holders of common stock are entitled to one vote per share. There is no provision in our amended and restated certificate of incorporation for cumulative voting, with the result that stockholders owning or controlling more than 50% of the total votes cast for election of directors can elect all the directors. See “Risk Factors–Risks Relating to This Offering–Our President and Chief Executive Officer, and certain trusts for the benefit of his children, will have the ability to significantly influence or control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.”

Preferred Stock

Our board of directors has the authority, by adopting resolutions, to issue shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. Our amended and restated certificate of incorporation will authorize our board of directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock.

Registration Rights Agreement

Prior to completion of this offering, we will enter into a registration rights agreement with Mr. Kennedy and the other beneficial owners of more than 5% of our common stock providing Mr. Kennedy with two demand registration rights and Mr. Kennedy and the other beneficial owners of more than 5% of our common stock with additional “piggy-back” registration rights with respect to common stock they own. Such sales may be effected pursuant to one or more underwritten offerings or otherwise. The parties will enter into customary indemnification and contribution agreements with respect to each registration statement, including with respect to liability under federal securities laws. We will be required to pay the registration expenses in connection with each registration of our common stock pursuant to the registration rights agreement.

Limitations on Directors’ Liability

Our amended and restated certificate of incorporation and bylaws indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director that were (i) in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions that resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of us and our stockholders (through stockholders’ derivative suits on behalf of us) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.

Provisions of our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Prior to the effectiveness of the registration statement of which this prospectus is a part, our amended and restated certificate of incorporation and bylaws will contain certain additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and the policies formulated by our board of directors, and to discourage certain types of coercive takeover practices. However, these provisions, as well as certain provisions of contracts to which we are a party and Delaware law, may hinder or delay a change of control of us. These provisions could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe that action is in their best interest.

Amended and Restated Certificate of Incorporation and Bylaws.    The provisions in our amended and restated certificate of incorporation and bylaws with the intent described above will include:

•	Classified Board of Directors. Our board of directors will be divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year starting in the year following closing of this offering. The amended and restated certificate of incorporation will provide that the exact number of directors shall be fixed from time to time by the board of directors, but shall consist of not more than 15 nor less than three directors.

•	Vacancies Filled by the Board. Vacancies may be filled by a majority of the remaining directors (including if less than a quorum for vacancies other than those resulting from an increase in the number of directors), or by a sole remaining director.

•	Removal of Directors. Our directors may be removed only for cause.

•	Stockholder Meetings. Only our board of directors, the chairman of our board of directors, our chief executive officer or our president may call special meetings of stockholders. Stockholders cannot call special meetings of stockholders.

•	No Action by Written Consent. Stockholders may take action only at an annual or special meeting of stockholders. Stockholders may not act by written consent.

•	Requirements for Advance Notification of Stockholder Proposals and Director Nominations. Stockholders must comply with advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In general, these provisions will provide that notice of intent to nominate a director or raise matters at such meetings will have to be received in writing by us not less than 90 nor more than 120 days prior to the anniversary of the previous year’s annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

•	No Cumulative Voting. There is no cumulative voting in the election of directors.

•	Supermajority Stockholder Vote for Extraordinary Transactions. Certain extraordinary transactions, such as mergers and change of control transactions for which a stockholder vote is otherwise required, will require the approval of holders of 66 2/3% of the shares entitled to vote in the election of directors, other than any shares held by the other party to the transaction.

•	“Blank Check” Preferred Stock. We will be authorized to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more classes or series and, with respect to each such class or series, to fix the number of shares constituting the class or series and the designation of the class or series, the voting powers (if any) of the shares of the class or series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such class or series.

•	Super Majority Stockholder Vote for Amendments. The amendment of a number of the foregoing provisions in our certificate of incorporation and bylaws, including with respect to board classification and removal provisions, stockholder action by written consent, stockholder right to call special meetings, advance notice provisions, extraordinary transactions and amendment provisions themselves, will require approval of 75% of the shares entitled to vote in the election of directors. The bylaws may also be amended by resolution of a majority of our entire board of directors.

Contracts.    The indenture governing our senior notes requires us to give the holders of the senior notes the opportunity to sell to us their senior notes at 101% of their face amount plus accrued and unpaid interest in the event of a change of control within the meaning of the indenture. Under our domestic credit facility, a change of control without the lender’s consent may permit the lender to exercise remedies, such as acceleration of the loan and termination of its obligations to fund additional advances under the revolving credit portion of that facility.

Delaware Takeover Statute.    We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our material indebtedness. It does not include all of the provisions of our material indebtedness, copies of which have been filed as exhibits to our registration statement filed in connection with this offering.

Senior Notes

On March 11, 2003, we completed an offering of $135.0 million in aggregate principal amount of our 11% senior notes due 2010. Proceeds from the original issuance of the senior notes and from a $45.0 million term loan, which is described below under “—The Amended Domestic Credit Facility,” were $180.0 million and were used to repay 100% of the principal amount outstanding under our then-outstanding senior notes ($159.5 million), plus advances then outstanding under our revolving credit facility ($12.1 million) and accrued interest, fees and expenses ($8.4 million).

We also entered into a registration rights agreement in connection with the issuance of the senior notes. Pursuant to this agreement, we have filed a registration statement for exchange notes having substantially identical terms as the senior notes, which was declared effective on October 6, 2003. We consummated the related exchange offer on November 6, 2003.

Set forth below is a description of the principal terms of the senior notes. Certain of the terms and conditions described below are subject to important limitations and exceptions.

Principal, Maturity and Interest

We currently have issued and outstanding $135.0 million principal amount of our senior notes, which is the maximum principal amount permitted by the indenture. The senior notes mature on March 15, 2010. Interest on the senior notes accrues at the rate of 11% per annum (calculated using a 360-day year) and is payable semi-annually on March 15 and September 15 of each year.

Ranking

The indebtedness evidenced by the senior notes is an unsecured obligation, which ranks equally in right of payment with all our existing and future unsecured senior indebtedness. The senior notes are effectively subordinated to our existing and future secured indebtedness, including indebtedness under the credit agreements described below.

Guarantees

Substantially all of our domestic subsidiaries have jointly and severally, fully and unconditionally, guaranteed the due and punctual payment of principal of and premium, if any, and interest on the senior notes. These guarantees are senior unsecured obligations of each guarantor and rank equally in right of payment with all other existing and future senior unsecured indebtedness of each guarantor. The guarantees are effectively subordinated in right of payment to existing and future secured indebtedness of the guarantors.

Optional Redemption

The senior notes are not redeemable before March 15, 2007. Thereafter, we may redeem the senior notes at our option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing March 15 of the years set forth below:

Year	Percentage
2007	105.50%
2008	102.75%
2009 and thereafter	100.00%

Optional Redemption Upon Public Equity Offerings

At any time (which may be more than once) before March 15, 2006, we may, at our option, use the net cash proceeds of one or more public equity offerings, including this offering, to redeem up to $47.25 million aggregate principal amount of the senior notes issued under the indenture at a redemption price of 111% of the face amount of the notes plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least $87.75 million aggregate principal amount of senior notes issued under the indenture remains outstanding immediately after any such redemption.

Covenants

The indenture restricts, among other things, our ability to incur additional debt, enter into sale and leaseback transactions, pay dividends or distributions on or repurchase our capital stock, issue stock of subsidiaries, make certain investments, create liens on our assets to secure debt, enter into transactions with affiliates, merge or consolidate with another company or transfer substantially all of our assets or transfer or sell assets that are set forth in the indenture. There are a number of important limitations and exceptions to these covenants.

Change of Control Offer

If a change of control of us occurs, we must give holders of the senior notes the opportunity to sell us their senior notes at 101% of their face amount, plus accrued and unpaid interest.

Events of Default

The indenture contains customary events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the indenture, (iii) cross defaults on more than $7.5 million of other indebtedness, (iv) failure to pay more than $7.5 million of judgments that have not been stayed by appeal or otherwise or (v) our bankruptcy.

The Amended Domestic Credit Facility

In March 2003, we entered into an amended domestic credit facility with PNC Bank National Association, as agent for the lenders, which, as amended to date, we call the “Amended Credit Agreement.” This agreement includes us and each of our principal domestic subsidiaries as borrowers. The Amended Credit Agreement has the terms and provisions that are described in greater detail below. As of September 26, 2003, we had outstanding revolving credit facility borrowings under the Amended Credit Agreement of $32.5 million.

The Amended Credit Agreement provides for a revolving credit facility in the aggregate principal amount of up to $55.0 million. Revolving loans under the Amended Credit Agreement are limited, in the aggregate, to the lesser of (i) the $55.0 million commitment amount less the outstanding principal balance of the $5.0 million term loan described below and (ii) a “borrowing base” amount less, in each case, the principal amount of outstanding letters of credit. The borrowing base may not exceed the sum of: (i) 85% of the borrowers’ eligible accounts receivable, plus (ii) the lesser of $1.0 million and 85% of eligible accounts receivable arising from sales made in Canada plus (iii) the lesser of $30.0 million and 60% of the borrowers’ eligible raw materials and finished goods inventories, plus 70% of the fair market value of the Company’s Stone Mountain, Georgia facility. In addition, there is a $7.0 million sublimit on letters of credit.

Revolving loans under the Amended Credit Agreement bear interest payable at our option at a rate not greater than either (i) the Commercial Lending Rate of PNC Bank, National Association or (ii) the applicable margin for Eurodollar rate loans plus a rate equal to the Eurodollar rate with respect to the period during which the interest rate is applicable. The applicable margin for Eurodollar rate loans is 3.00% through March 31, 2004, after which it will vary from 1.75% to 3.00%, depending upon our ability to achieve certain performance-based pricing criteria and certain prepayments of our loans. In addition, the Amended Credit Agreement provides for a fee of 0.375% per annum on the undrawn amount of the credit facility and letter of credit fees of 2.00% and 0.25% of the aggregate face amount of standby letters of credit and documentary letters of credit, respectively.

The Amended Credit Agreement includes a $45 million term loan and a $5.0 million term loan. The term loans bear interest payable at our option at a rate not greater than either (i) the Commercial Lending Rate of PNC Bank, National Association plus 0.25% or (ii) the applicable margin for Eurodollar rate loans plus a rate equal to the Eurodollar rate with respect to the period during which the interest rate is applicable. The applicable margin for Eurodollar rate loans is 3.25% through March 31, 2004, after which it will vary from 2.00% to 3.25%, depending upon our ability to achieve certain performance-based pricing criteria and certain prepayments of our loans. The $5.0 million term loan is payable in four equal quarterly installments beginning March 1, 2004. Principal repayments under the $45.0 million term loan, which are payable quarterly beginning June 1, 2003, will be as follows: 10% during the twelve months beginning June 1, 2003, 10% during the twelve months beginning June 1, 2004, 15% during the twelve months beginning June 1, 2005, 20% during the twelve months beginning June 1, 2006, 20% during the twelve months beginning June 1, 2007 and the balance due at maturity. The Amended Credit Agreement will mature on March 4, 2008.

Effective September 26, 2003 and again in connection with the Polar Plastics acquisition, we amended certain financial covenants in the Amended Credit Agreement to permit additional flexibility in operating our business and address potential compliance issues. As amended, the Amended Credit Agreement contains the following financial covenants:

•	a minimum fixed charge coverage ratio, which is 0.75 to 1.00 for the quarter ending September 30, 2003, tested for the most recent quarter, and varies thereafter until reaching 1.15 to 1.00 for quarters ending December 31, 2004 and thereafter, tested for the most recent four fiscal quarters;

•	a maximum ratio of funded indebtedness to earnings before interest, taxes, depreciation and amortization, which is 6.75 to 1.00 for the quarter ending September 30, 2003, tested for the most recent fiscal quarter, and declines quarterly thereafter until reaching 3.75 to 1.00 for quarters ending December 31, 2005 and thereafter, tested for the most recent four fiscal quarters;

•	a minimum ratio of borrowers’ consolidated tangible assets to consolidated tangible assets of our domestic subsidiaries of 85%;

•	a minimum ratio of the borrowers’ consolidated earnings before interest, taxes, depreciation and amortization to consolidated earnings before interest, taxes, depreciation and amortization of our domestic subsidiaries of 85%;

•	limitation of capital expenditures to $25.0 million per year; and

•	limitation of operating lease arrangements to $11.0 million per year.

The recent amendments caused the following changes to the financial covenants:

•	the minimum fixed charge coverage ratios changed: (i) from 0.90 to 1.00 for the quarter ended September 30, 2003 to 0.75 to 1.00, (ii) from 1.10 to 1.00 for the quarter ending December 31, 2003 to 1.05 to 1.00, (iii) from 1.05 to 1.00 for the quarter ending June 30, 2004 to 1.10 to 1.00 and (iv) from 1.15 to 1.00 for the quarter ending September 30, 2004 to 1.10 to 1.00;

•	the maximum ratio of funded indebtedness to earnings before interest, taxes, depreciation and amortization changed: (i) from 6.60 to 1.00 for the quarter ended September 30, 2003 to 6.75 to 1.00, (ii) from 5.50 to 1.00 for the quarter ending March 31, 2004 to 5.20 to 1.00 and (iii) from 5.25 to 1.00 for the quarter ending June 30, 2004 to 5.10 to 1.00;

•	the limitation of capital expenditures increased from $13.0 million to $25.0 million per year; and

•	the limitation of operating lease arrangements increased from $9.0 million to $11.0 million per year.

The Amended Credit Agreement contains other customary affirmative and negative covenants including, but not limited to, limitations upon our ability to:

•	merge, consolidate or dispose of assets;

•	incur liens, indebtedness or certain contingent obligations;

•	make loans and investments, including loans to and investments in foreign subsidiaries;

•	engage in certain transactions with affiliates;

•	pay dividends and other distributions; and

•	form subsidiaries.

As of September 30, 2003, we were in compliance with all covenants, including financial covenants, in the Amended Credit Agreement.

In addition, the Amended Credit Agreement contains mandatory principal repayment of term debt (i) from the net proceeds of asset sales, (ii) of an amount up to $18.0 million of gross proceeds received from any public offering of our equity securities, and (iii) from a portion of excess cash flow.

Our obligations under the Amended Credit Agreement are secured by a lien on all of the borrowers’ present and future and wherever located accounts receivable, general intangibles, contract rights, instruments, documents, chattel paper, inventory, machinery, equipment, furniture, fixtures, licenses, trademarks, tradenames, patents and copyrights and all rights to the payment of money, as well as three of our U.S. manufacturing facilities.

The Amended Credit Agreement contains events of default customary for facilities of its type including, without limitation:

•	nonpayment of principal, interest, fees or other amounts when due;

•	material breach of any representations or warranties;

•	breach of any affirmative or negative covenants;

•	cross-default and cross-acceleration;

•	change of control;

•	bankruptcy, insolvency or similar events involving us or our subsidiaries;
•	certain adverse events under our ERISA plans or those of our subsidiaries;

•	any of the agreements or liens securing payment of the obligations under the Amended Credit Agreement ceasing to be enforceable; and

•	entry of a material judgment against us or any of the other borrowers.

The Canadian Credit Agreement

Our Canadian subsidiary has entered into the Agreement Respecting a Term Loan and other Credit Facilities dated February 25, 1994 between StyroChem Canada, Ltd., formerly known as StyroChem International, Ltd., and the Bank of Montreal (which we call the “Canadian Credit Agreement”). The credit facilities under the Canadian Credit Agreement consist of the following: (i) two term loans with an outstanding principal balance at September 26, 2003 of $0.4 million Canadian, (ii) a commercial mortgage with an outstanding principal balance at September 26, 2003 of $0.6 million Canadian, and (iii) a revolving credit facility with an outstanding balance at September 26, 2003 of $5.0 million Canadian.

Canadian dollar revolving advances bear interest at a rate equal to the Bank of Montreal’s prime rate. U.S. dollar revolving advances bear interest at the Bank of Montreal’s U.S. base rate. Loans under this revolving credit facility are payable on demand. The term loans bear interest at the Bank of Montreal’s prime rate plus 1.0%. The term loans are payable on demand and otherwise in quarterly or monthly principal installments over a maximum of five or seven years. The mortgage is payable in equal monthly payments over a maximum of twenty-five years and, as of September 26, 2003, had an interest rate of 6.05%.

The Canadian Credit Agreement contains customary affirmative and negative covenants including, but not limited to, a maximum total debt to tangible net worth ratio of 2.5 to 1.0, a minimum ratio of current assets to current liabilities of 1.0 to 1.0, and a minimum debt service coverage ratio of 1.2 to 1.0. As of September 26, 2003, we were in compliance with all covenants, including financial covenants, under the Canadian Credit Agreement.

The Canadian Credit Agreement is secured by a first priority perfected security interest in all of the material assets of StyroChem Canada, Ltd. and is guaranteed by our Radnor Chemical Corporation subsidiary up to a maximum amount of $3.3 million Canadian. The Canadian Credit Agreement contains customary events of default.

The European Credit Agreements

Our Finnish subsidiary, StyroChem Finland Oy, has entered into a term loan, an overdraft facility and a finance facility dated March 9, 2001, March 20, 2002 and December 17, 2002, respectively, with an institutional lender. The term loan had an outstanding principal balance at September 26, 2003 of 1.7 million Euros, bears interest at three-month EURIBOR plus a margin of 1.0% and is payable in equal quarterly principal installments over five years. The overdraft facility is for up to 3 million Euros, had an outstanding balance of 0.4 million Euros as of September 26, 2003, bears interest at the lender’s overnight rate plus a margin of 1.5% and is payable on demand. The finance facility is for up to 3 million Euros, all of which was outstanding as of September 26, 2003 and bears interest at the EURIBOR rate with respect to the period during which such interest rate shall be applicable plus 1.50%.

To secure its obligations under the overdraft facility and the finance facility, StyroChem Finland Oy has pledged certain bearer notes, the payment of which has been secured by a floating charge over StyroChem Finland Oy’s current assets, inventories and accounts. In addition, Radnor guaranteed StyroChem Finland Oy’s obligations under these credit facilities. The European credit agreements contain customary covenants, including without limitation, a required ratio of adjusted equity to adjusted equity and liabilities of StyroChem Finland Oy of at least 30%. The European credit agreements also contain customary events of default. As of September 26, 2003, we were in compliance with all covenants including financial covenants, under the European credit agreements.

Domestic Mortgage and Capital Expenditure Loans

WinCup Holdings, Inc. is obligated on a mortgage loan that was used to purchase one of its manufacturing facilities. The loan is secured by a mortgage on that manufacturing facility, had an unpaid principal balance of $6.2 million at September 26, 2003, bears interest at a fixed rate of 7.04%, and is payable in equal monthly installments over twelve years. The obligations of WinCup Holdings, Inc. under this mortgage are guaranteed by Radnor. We refer to the mortgage loan described above as our “Domestic Mortgage.”

WinCup Holdings, Inc., StyroChem U.S., Inc., and WinCup Texas, Ltd. have entered into various capital expenditure loans with various equipment finance companies that bear interest at various fixed rates between 7.78% and 9.86% and are payable in quarterly principal and interest installments, due between February 2005 and December 2006. Our obligations under these capital expenditure loans are secured by various manufacturing equipment of the borrowers and are guaranteed by Radnor and, in some situations, Radnor Chemical Corporation. We refer to the capital expenditure loans described above as our “Capital Expenditure Loans.”

Acquired Indebtedness

In connection with the Polar Plastics acquisition, we assumed a vendor note in the amount of $1.5 million. This note bears interest at a rate of one-year LIBOR plus 1.0% and is payable in three semi-annual principal installments of approximately $0.5 million each beginning in December 2003. In addition, Polar Plastics had various operating leases on manufacturing equipment that we acquired with total remaining payments and end of term buyouts in the amount of $9.6 million as of September 30, 2003. We are converting these leases to capitalized leases for which interest and principal will be payable in monthly installments over four years. Further, subject to a post-closing adjustment, the net working capital we acquired includes $5.7 million of current liabilities.

Indebtedness to Polar Plastics

In connection with our acquisition of assets from Polar Plastics, we issued a promissory note to Polar Plastics in the original principal amount of $10.0 million that bears interest at a rate of 6% per annum. Principal is payable in 20 equal quarterly installments commencing on January 1, 2005. The promissory note will become due on October 1, 2009.

SHARES ELIGIBLE FOR FUTURE SALE

If our stockholders sell, or there is a perception they may sell, substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Based on shares outstanding as of November 30, 2003, and including options exercised since that date and expected restricted stock grants prior to or upon closing of this offering, upon completion of the offering, we will have outstanding an aggregate of 16,088,235 shares of our common stock, assuming no exercise of outstanding options. Of these shares, all 4,285,000 shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. In addition, 144,240 shares of common stock will be freely tradable pursuant to Rule 144(k). With the exception of 543,500 shares subject to restricted stock grants, this leaves 11,115,495 shares eligible for sale in the public market, subject to volume limits and manner of sale requirements, upon the expiration of lock-up agreements with our directors, executive officers and beneficial owners of more than 5% of our common stock immediately prior to this offering.

Prior to completion of this offering, we will enter into a registration rights agreement with Mr. Kennedy and the other beneficial owners of more than 5% of our common stock providing Mr. Kennedy with two demand registration rights and Mr. Kennedy and the other beneficial owners of more than 5% of our common stock with additional “piggy-back” registration rights with respect to common stock they own. Accordingly, subject to the lock-up agreement restrictions and the terms of the restricted stock grants, up to 10,923,000 shares of our common stock owned by Mr. Kennedy and the other parties to the registration rights agreement could become available for sale immediately upon such registration.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 160,882 shares immediately after the offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National MarketSM during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

All of our executive officers and directors and beneficial owners of more than 5% of our common stock immediately prior to this offering will enter into lock-up agreements under which they will agree not to transfer or dispose of, directly or indirectly, including by way of any hedging or derivatives transaction, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Lehman Brothers Inc. and Bear, Stearns & Co. Inc. on behalf of the underwriters.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares immediately after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Additional Registration Statement

We intend to file a registration statement under the Securities Act prior to the closing of this offering to register 3,100,000 shares of our common stock reserved for issuance under our incentive plan, including shares underlying outstanding stock options and the restricted stock awards we plan to grant. This registration statement will become effective upon filing, and shares covered by this registration statement will be eligible for sale in the public market immediately after the effective date of this registration statement, subject to any limitations on sale under the incentive plan and the lock-up agreements described in “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

To Non-United States Holders

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term non-U.S. holder means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership or trust that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

The following discussion is based on provisions of the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our voting common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

Subject to the restrictions in our senior credit facilities and the indenture governing our senior notes regarding our ability to pay dividends on our common stock, we intend to pay an annual cash dividend on our common stock. See “Dividend Policy” and “Risk Factors—Risks Relating to This Offering—We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness contain various covenants that may limit our ability to pay dividends.” In the event that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States (“ECI”), are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition to the U.S. tax on ECI, in the case of a holder that s a foreign corporation and has ECI, a branch profits tax may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on the dividend equivalent amount.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the certification requirements that must be satisfied to prove entitlement to such benefits.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service in a timely manner.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, unless an applicable treaty provides otherwise, and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding currently at a rate of 28% on some payments on our common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding.

The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through the U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the non-U.S. broker is a “U.S. related person.” In general, the payment of proceeds from the disposition of our common stock by or through a non-U.S. office of a broker that is a U.S. person or a “U.S. related person” will be reported to the U.S. Internal Revenue Service and may, in limited circumstances, be reduced by backup withholding, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a U.S. related person is generally:

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

•	a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (B) the partnership is engaged in a U.S. trade or business

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the U.S. Internal Revenue Service in a timely manner.

UNDERWRITING

Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Janney Montgomery Scott LLC are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
Janney Montgomery Scott LLC

Total	4,285,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

In addition, the underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to an aggregate of 642,750 additional shares of common stock, exercisable to cover over-allotments at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts that we will pay. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 642,750 shares of common stock from us. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from us.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $             million. We will pay all costs and expenses of this offering.

Relationships

Certain of the underwriters have performed, and the underwriters may in the future perform, investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

Lock-Up Agreements

We will agree that, without the prior written consent of Lehman Brothers Inc. and Bear, Stearns & Co. Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus, other than the common stock issued pursuant to our equity incentive plans, employee benefit plans, qualified stock option plans or other employee compensation plans existing at the time of this offering or pursuant to currently outstanding options, warrants or rights. All of our executive officers and directors and beneficial owners of more than 5% of our common stock immediately prior to this offering are expected to enter into lock-up agreements under which they will agree not to, without the prior written consent of Lehman Brothers Inc. and Bear, Stearns & Co. Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus, subject to the following exceptions:

•	bona fide gifts, provided the donee or donees agree to be bound in writing by the lock-up agreement restrictions; and

•	transfers to any trust for the direct or indirect benefit of a participant in the directed share program or immediate family of a participant in the directed share program, provided the trustee of the trust agrees to be bound in writing by the lock-up agreement restrictions, and provided further that any such transfer shall not involve a disposition for value.

Lehman Brothers Inc. and Bear, Stearns & Co. Inc. have informed us that they have no current intentions to release all or part of the shares subject to the lock-up agreements but may, in their sole discretion, release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release shares from the lock-up agreements, Lehman Brothers Inc. and Bear, Sterns & Co. Inc. have advised us that they will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested, general equity market conditions at the time of the request, the performance of the price of our common stock since the offering and the likely impact of any waiver on the price of our common stock. Lehman Brothers Inc. and Bear, Stearns & Co. Inc. have informed us that they will not consider their own positions in the securities as a factor.

Offering Price Determination

Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National MarketSM or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

If you purchase shares of the common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 300,000 shares offered hereby for officers, directors, employees and certain other persons associated with us. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) will administer our directed share program. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Shares purchased under the directed share program will be subject to the lock-up agreement mentioned above in “—Lock-Up Agreements,” but only for a period of 90 days from the date of this prospectus. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. Lehman Brothers Inc. will allow investors to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Discretionary Sales

The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

Sales in Canada

Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

LEGAL MATTERS

Duane Morris LLP, Philadelphia, Pennsylvania, will pass upon the validity of the issuance of the common stock offered hereby. Milbank, Tweed, Hadley & McCloy LLP, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

Vincent F. Garrity, Jr., a member of our board of directors through March 4, 2002 and the beneficial owner of 4,612,074 shares of our common stock in his capacity as a trustee of the trusts created by Mr. Kennedy for the benefit of his children and others, is of counsel to Duane Morris LLP.

EXPERTS

The consolidated financial statements of Radnor Holdings Corporation and subsidiaries as of December 27, 2002, and for year then ended, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 27, 2002 consolidated financial statements contains an explanatory paragraph that refers to KPMG LLP’s audit of the adjustments that were applied to revise the fiscal 2001 and fiscal 2000 consolidated financial statements, as more fully described in Note 2 and Note 7 to the consolidated financial statements. However, they were not engaged to audit, review or apply any procedures to the fiscal 2001 and fiscal 2000 consolidated financial statements other than with respect to such adjustments and disclosures.

The consolidated balance sheets of Radnor as of December 28, 2001 and the related consolidated statements of operations, stockholders’ (deficit) equity and cash flows for each of the two years in the period ended December 28, 2001 included herein have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing herein.

As a result of Arthur Andersen’s cessation of operations, Arthur Andersen is no longer in a position to reissue their audit report or to provide a consent to include financial statements reported on by them in our prospectus. The report covering our financial statements for each of the two years in the period ended December 28, 2001 was previously issued by Arthur Andersen, and has not been reissued by them. Because Arthur Andersen has not reissued their report and because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under Section 11 or 12 of the Securities Act for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by their previously issued report. We believe that it is unlikely that you would be able to recover damages from Arthur Andersen for any claim against them.

On June 27, 2002, our board of directors decided to no longer engage Arthur Andersen as Radnor’s independent public accountants and engaged KPMG LLP to serve as Radnor’s independent public accountants for the fiscal year ended December 27, 2002.

Arthur Andersen’s report on Radnor’s consolidated financial statements for the two fiscal years in the period ended December 28, 2001 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During Radnor’s two fiscal years ended December 29, 2000 and December 28, 2001 and through the date of our report on Form 8-K filed on June 28, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that, if not resolved to Arthur Andersen’s satisfaction, would have caused it to make reference to the subject matter in connection with its report on Radnor’s consolidated financial statements for such years. There were no reportable events as listed in Item 304(a)(1)(v) of Regulation S-K.

Radnor provided Arthur Andersen with a copy of the disclosure from our report on Form 8-K filed on June 28, 2002. We requested and received from Arthur Andersen a letter, dated June 27, 2002, stating its agreement with such statements and filed the same as Exhibit 16.1 to our report on Form 8-K filed on June 28, 2002.

During each of Radnor’s two fiscal years in the period ended December 28, 2001 and through the date of Radnor’s report on Form 8-K filed on June 28, 2002, Radnor did not consult with KPMG LLP with respect to the application of accounting principles to a specified transaction, either completed or posed, or the type of audit opinion that might be rendered on Radnor’s consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

The financial statements of Radnor Investments, L.P. as of December 31, 2002, and for the year then ended, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Polar Plastics Inc. as of March 27, 2003 and March 31, 2002 and for the years then ended have been included herein in reliance upon the report of Bessner Gallay Kreisman, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE TO FIND MORE INFORMATION

In connection with this offering, we have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of common stock to be issued in this offering. As permitted by SEC rules, this prospectus omits information included in the registration statement. For a more complete understanding of this offering, you should refer to the registration statement, including its exhibits. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, if the contract or document is filed as an exhibit, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

We file reports and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file, including the registration statement and the exhibits filed therewith, at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room.

When the transaction referred to in Note 7 to the Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Radnor Holdings Corporation:

We have audited the accompanying consolidated balance sheet of Radnor Holdings Corporation and subsidiaries as of December 27, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the fiscal year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The fiscal 2001 and 2000 consolidated financial statements of Radnor Holdings Corporation and subsidiaries were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revisions described in Note 2 and Note 7 to the consolidated financial statements, in their report dated March 13, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radnor Holdings Corporation and subsidiaries as of December 27, 2002, and the results of their operations and their cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the fiscal 2001 and fiscal 2000 consolidated financial statements of Radnor Holdings Corporation and subsidiaries, were audited by other auditors who have ceased operations. As described in Note 2, these consolidated financial statements have been revised to reflect the Company’s change in reporting of sales and marketing rebates. As described in Note 7, these consolidated financial statements have been revised to include earnings per share data and to give effect to the 1,803 to 1 stock split, which was implemented on December    , 2003. We audited the adjustments described in Note 2 and Note 7 that were applied to revise the fiscal 2001 and fiscal 2000 consolidated financials statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the fiscal 2001 and fiscal 2000 consolidated financial statements of Radnor Holdings Corporation and subsidiaries other than with respect to such adjustments and disclosures, and, accordingly, we do not express an opinion or any other form of assurance on the fiscal 2001 and fiscal 2000 consolidated financial statements taken as a whole.

Philadelphia, Pennsylvania

March 11, 2003, except as to Note 7, which

is as of December     , 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Radnor Holdings Corporation:

We have audited the accompanying consolidated balance sheets of Radnor Holdings Corporation (a Delaware corporation) and subsidiaries as of December 28, 2001 and December 29, 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 28, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radnor Holdings Corporation and subsidiaries as of December 28, 2001 and December 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania

March 13, 2002

Above is a copy of the report previously issued by Arthur Andersen LLP in connection with Radnor Holdings Corporation’s filing on Form 10-K for the year ended December 28, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with Radnor Holdings Corporation’s filing on Form 10-K for the year ended December 27, 2002. In accordance with EITF 00-22, the Company has changed its reporting of sales and marketing rebates as discussed in Note 2. As described in Note 7, the consolidated financial statements have been revised to include earnings per share data and to give effect to the 1,803 to 1 stock split, which was implemented on December     , 2003.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 27, 2002 and December 28, 2001

(In thousands, except share amounts)

	2002	2001
Assets
Current assets:
Cash	$4,059	$4,304
Accounts receivable, net	36,165	33,044
Inventories, net	37,715	30,939
Prepaid expenses and other	7,115	9,908
Deferred tax asset	1,838	2,123

	86,892	80,318

Property, plant, and equipment, at cost:
Land	6,956	6,856
Supplies and spare parts	4,282	4,455
Buildings and improvements	39,385	38,624
Machinery and equipment	198,794	182,651

	249,417	232,586
Less accumulated depreciation	(73,921)	(58,102)

	175,496	174,484
Investments in unconsolidated affiliates	14,735	6,128
Other assets	7,009	13,256

	$284,132	$274,186

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$34,141	$34,865
Accrued liabilities	15,154	18,098
Current portion of long-term debt	6,548	3,987
Current portion of capitalized lease obligations	1,141	1,050

	56,984	58,000

Long-term debt, net of current portion	205,928	205,426
Capitalized lease obligations, net of current portion	1,597	2,447
Deferred tax liability	7,816	6,064
Other non-current liabilities	1,746	2,132
Commitments and contingencies (note 5)	—	—
Stockholders’ equity:
Voting common stock. Authorized 40,000,000 shares; issued and outstanding 11,259,735 shares	1,126	1,126
Additional paid-in capital	18,262	18,262
Retained earnings (deficit)	(4,663)	(9,310)
Cumulative translation adjustment	(4,664)	(9,961)

Total stockholders’ equity	10,061	117

	$284,132	$274,186

See accompanying notes to consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

Fiscal years ended December 27, 2002, December 28, 2001

and December 29, 2000

(In thousands, except per share data)

	2002	2001	2000
Net sales	$323,182	$325,734	$353,752
Cost of goods sold	243,501	250,719	277,254

Gross profit	79,681	75,015	76,498

Operating expenses:
Distribution	22,621	25,176	26,003
Selling, general and administrative	33,124	32,464	37,128
Gain on sale of business	—	(10,493)	—

	55,745	47,147	63,131

Income from operations	23,936	27,868	13,367

Interest	21,382	22,331	21,725
Income from unconsolidated affiliates	(6,165)	(1,160)	(876)
Other, net	1,146	2,657	1,104

	16,363	23,828	21,953

Income (loss) before income taxes and discontinued operations	7,573	4,040	(8,586)
Provision (benefit) for income taxes	2,878	2,150	(3,074)

Income (loss) before discontinued operations	4,695	1,890	(5,512)
Loss from discontinued operations, net of tax	48	247	144

Net income (loss)	$4,647	$1,643	$(5,656)

Weighted average of common stock outstanding	11,259.7	11,259.7	11,259.7
Weighted average of common shares outstanding assuming dilution	11,509.1	11,259.7	11,259.7

Basic earnings (loss) per common share	$0.41	$0.15	$(0.50)
Diluted earnings (loss) per common share	$0.40	$0.15	$(0.50)

See accompanying notes to consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Fiscal years ended December 27, 2002, December 28, 2001

and December 29, 2000

(In thousands, except share amounts)

	Voting and nonvoting common stock		Additional paid-in capital	Retained earnings/ (deficit)	Cumulative translation adjustment	Total
	Shares	Amount
Balance, December 31, 1999	11,259,735	$1,126	$18,262	$(5,297)	$(6,517)	$7,574
Comprehensive loss:
Net loss	—	—	—	(5,656)	—	(5,656)
Translation adjustment	—	—	—	—	(3,729)	(3,729)

Total comprehensive loss						(9,385)

Balance, December 29, 2000	11,259,735	1,126	18,262	(10,953)	(10,246)	(1,811)
Comprehensive income:
Net income	—	—	—	1,643	—	1,643
Translation adjustment	—	—	—	—	285	285

Total comprehensive income						1,928

Balance, December 28, 2001	11,259,735	1,126	18,262	(9,310)	(9,961)	117
Comprehensive income:
Net income	—	—	—	4,647	—	4,647
Translation adjustment	—	—	—	—	5,297	5,297

Total comprehensive income						9,944

Balance, December 27, 2002	11,259,735	$1,126	$18,262	$(4,663)	$(4,664)	$10,061

See accompanying notes to consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal years ended December 27, 2002, December 28, 2001

and December 29, 2000

(In thousands)

	2002	2001	2000
Cash flows from operating activities:
Net income (loss)	$4,647	$1,643	$(5,656)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	19,010	19,321	18,790
Gain on sale of business	—	(10,493)	—
Deferred income taxes	2,233	1,703	(3,113)
Income from unconsolidated affiliates	(6,165)	(1,160)	(876)
Discontinued operations	48	247	144
Changes in operating assets and liabilities, net of effects of disposition of business
Accounts receivable, net	(761)	(1,882)	(8,968)
Inventories, net	(5,817)	4,150	(4,663)
Prepaid expenses and other	(440)	1,623	(6,271)
Accounts payable	(825)	(14,924)	11,935
Accrued liabilities	(3,839)	(2,058)	(1,189)

Net cash provided by (used in) continuing operations	8,091	(1,830)	133
Net cash used in discontinued operations	(130)	(67)	(2,446)

Net cash provided by (used in) operating activities	7,961	(1,897)	(2,313)

Cash flows from investing activities:
Capital expenditures	(10,558)	(12,358)	(15,292)
Net cash proceeds from sale of business	—	30,935	—
Distributions from unconsolidated affiliates	6,767	380	406
Investments in unconsolidated affiliates	(4,939)	(747)	(1,205)
Increase in other assets	(1,364)	(1,478)	(1,757)

Net cash provided by (used in) investing activities	$(10,094)	$16,732	$(17,848)

Cash flows from financing activities:
Net (repayments) borrowings on revolving credit lines and unsecured notes payable	$6,664	$(16,609)	$16,402
Borrowings on term debt and mortgage notes	—	7,158	8,951
Payments on term debt and mortgage notes	(3,601)	(3,454)	(7,825)
Payments on capitalized lease obligations	(759)	(1,147)	(1,089)

Net cash provided by (used in) financing activities	2,304	(14,052)	16,439

Effect of exchange rate changes on cash	(416)	(205)	(131)

Net increase (decrease) in cash	(245)	578	(3,853)
Cash, beginning of period	4,304	3,726	7,579

Cash, end of period	$4,059	$4,304	$3,726

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$19,163	$21,031	$21,064

Cash paid during the period for income taxes, net of refunds of $17 in 2001 and $168 in 2000	$648	$123	$(168)

See accompanying notes to consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, SALE OF BUSINESS AND DISCONTINUED OPERATIONS

The Company

Radnor Holdings Corporation (“Radnor”) was incorporated in Delaware on November 6, 1991 to acquire the outstanding stock of Benchmark Holdings, Inc. (“Benchmark”) and WinCup Holdings, Inc. (“WinCup”). Radnor, through its WinCup subsidiary, is the second largest producer in the United States of foam cups and containers for the foodservice industry. Through its Radnor Chemical Corporation subsidiary, Radnor is the fifth largest worldwide producer of expandable polystyrene (“EPS”). Radnor and its subsidiaries (collectively the “Company”) sell their products primarily to national, institutional, retail, and wholesale customers throughout the U.S., Canada, Mexico, and Europe. The Company markets its products under a variety of brand and trade names, including “WinCup®,” “Handi-Kup®,” and “StyroChem®.”

The Company has a number of large national accounts and supplies products to a number of large foodservice distributors. The five largest accounts represented approximately 28% and 25% of the Company’s net sales for each of the fiscal years 2002 and 2001 respectively. Although the Company has not lost sales from its key customers in fiscal years 2002 and 2001, if any of such customers substantially reduces its level of purchases from the Company, the Company’s profitability could be adversely affected. Moreover, continued consolidation among distributors in the foodservice industry could result in an increasingly concentrated customer base or the loss of certain customers.

Sale of ThermiSol Business

On December 12, 2001 the Company completed the sale of its ThermiSol operations, which included seven manufacturing plants that convert EPS into insulation products for sale primarily to the Nordic construction industry, to CRH Europe B.V. and CRH Denmark A/S (collectively “CRH”). In accordance with the stock purchase agreement dated November 16, 2001, CRH purchased all of the stock of ThermiSol Finland Oy, ThermiSol Sweden AB and ThermiSol Denmark A/S from Radnor. In connection with the sale transaction, Radnor and its affiliates agreed not to engage in certain activities that would compete with the Business for a period of two years following the closing (the “Competition Covenant”).

The consideration for the sale of the business and the Competition Covenant was $34.4 million in cash, and the assumption of net third party debt of $0.7 million. In connection with the sale of the business, Radnor realized a $10.5 million gain.

Discontinued Operations

Pursuant to an asset purchase agreement among Benchmark Holdings, Inc. (“Benchmark”), WinCup Holdings, Inc. (“WinCup”) and the Fort James Corporation, formerly James River Paper Company, Inc. (“Fort James”), dated October 31, 1995. Benchmark and WinCup sold to Fort James all of the assets of Benchmark’s cutlery and straws business and all of the assets of WinCup’s thermoformed cup business, except for cash, accounts receivable, and prepaid assets. The operations of Benchmark’s cutlery and straws business and WinCup’s thermoformed cup business were accounted for as discontinued operations. The loss in fiscal 2002, 2001 and 2000, net of tax benefits of $32,000, $165,000 and $96,000, respectively, represents the settlement of a contingent liability related to the discontinued operations. The Company has no further exposure to this contingent liability.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company’s fiscal year is the fifty-two or fifty-three week period that ends on the last Friday of December of each year. The fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000 were fifty-two week periods.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Radnor and all of its majority owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The equity method of accounting is used when the Company has a 20% to 50% ownership interest in other companies. Certain reclassifications have been made to the prior years’ presentations to conform to the current year’s presentation.

Equity Method of Accounting

Under the equity method, original investments are recorded at cost in other assets and adjusted for the Company’s share of undistributed earnings or losses of these companies. The Company owns a 20% limited partner investment in Radnor Investments, L.P. (the “Partnership”). The Partnership values substantially all of its investments, which are generally subject to restrictions on resale and generally have no established market, at fair value, as determined in good faith by its general partner in accordance with the Partnership’s valuation policy. The Partnership determines fair value to be the amount for which an investment could be exchanged in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. The Partnership’s valuation policy considers the fact that no ready market exists for substantially all of the entities in which it invests. The Partnership’s valuation policy is intended to provide a consistent basis for determining the fair value of the portfolio. The Partnership will record unrealized depreciation on investments when it believes that an investment has become impaired, including where collection of a loan or when the enterprise value of the company does not currently support the cost of the Partnership’s investments. Conversely, the Partnership will record unrealized appreciation if it believes that the underlying portfolio company has appreciated in value and, therefore, the Partnership’s investment has also appreciated in value. Because of the inherent uncertainty of such valuation, estimated values may differ significantly from the values that would have been used had a ready market for these investments existed and/or the Partnership liquidated its position and the differences could be material.

The Partnership’s primary investment is a 55.6% ownership in a media programming company whose major operation is a basic tier arts and entertainment channel. The fair value of this investment was determined on a discounted cash flow basis. The significant drivers of the fair value determination are the estimated number of subscribers to the channel, the estimated level of advertising shown on the channel, reliance on the contract through which the channel’s content is distributed and the assessed likelihood of renewal of the contract. While the estimates made by the Partnership with respect to these significant drivers taken as a whole remain valid, actual future results could differ from those estimates.

Accounts Receivable, Net

Accounts receivable are net of allowances for doubtful accounts of $205,000 and $538,000 at December 27, 2002 and December 28, 2001, respectively. Bad debt expense was $294,000, $565,000 and $101,000 for fiscal years 2002, 2001 and 2000, respectively. The related write-offs of accounts receivable were $627,000, $463,000 and $97,000 for those years, respectively.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are recorded at the lower of cost (first-in, first-out) or market. Inventories at December 27, 2002 and December 28, 2001, consisted of the following (in thousands):

	2002	2001
Raw materials	$8,378	$6,813
Work-in process	1,442	1,290
Finished goods	27,895	22,836

	$37,715	$30,939

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated using the straight-line method over estimated useful lives, which range from 5 to 40 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease using the straight-line method. Maintenance and repairs are charged to operations currently, and replacements and significant improvements are capitalized. Depreciation expense in 2002, 2001 and 2000 was $14,122,000, $14,590,000 and $13,273,000, respectively.

Supplies and Spare Parts

Supplies and spare parts include maintenance parts maintained in central stores locations. When needed at the manufacturing facilities, parts are shipped and expensed.

Other Assets

Other assets include deferred financing costs of $1.4 million and $2.9 million as of December 27, 2002 and December 28, 2001, respectively, related to the financing arrangements and note offerings executed in 1996 and 1997. Such costs are being amortized over the terms of the related debt instruments. Amortization of deferred costs of $1,492,000, $1,498,000 and $1,499,000 was included in interest expense for the years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively.

Environmental Expenditures

Environmental expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or cleanups are probable, and the costs can be reasonably estimated.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax law and statutory tax rates applicable to the periods in which the temporary differences are expected to affect taxable income.

Revenue Recognition

Revenue is recognized as risk of ownership and title to the product transfers to the customer, which occurs when goods are shipped.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with Emerging Issues Task Force Issue No. 00-22, the Company has changed its reporting of sales and marketing rebates to include them as an offset to revenues. Previously they were included in selling, general and administrative expenses. The consolidated statements of operations of the prior periods have been adjusted to reflect this reclassification. The sales and marketing rebates were $8.4 million, $6.6 million and $8.8 million in fiscal 2002, 2001 and 2000, respectively.

Currency Translation

The Company conducts business in a number of foreign countries and as a result is subject to the risk of fluctuations in foreign currency exchange rates and other political and economic risks associated with international business. The Company’s foreign entities report their assets, liabilities, and results of operations in the currency in which the entity primarily conducts its business. Foreign assets and liabilities are translated into U.S. dollars at the rates in effect at the end of the fiscal period. The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average rates that prevailed during the period. Adjustments resulting from the translation of the financial statements are reflected as a currency translation adjustment in stockholders’ equity. Currency transaction gains and losses are not material.

Research and Development

Research and development costs are charged to expense as incurred and are included in cost of goods sold. These costs represented 0.8%, 0.8% and 1.0% of net sales in 2002, 2001 and 2000, respectively.

Stock Option Accounting

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,” issued in March 2000, to account for its stock options. See Footnote 8 for additional information regarding the Company’s stock option plan.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Judgments and estimates of uncertainties are required in applying the Company’s accounting policies in certain areas. Following are some of the areas requiring significant judgments and estimates: determination of an asset’s useful life; estimates of allowances for bad debts; cash flow and valuation assumptions in performing asset impairment tests of long-lived assets; valuation assumption in determining the fair value of investments held by unconsolidated affiliates; and estimates of realizability of deferred tax assets.

Fair Value of Financial Instruments

The estimated fair value of financial instruments was determined by the Company using market quotes, if available, or discounted cash flows using market interest rates. The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items. The carrying amounts of the Company’s bank term loans and the lines of credit approximate fair value because they have variable interest rates based on either the prime rate or the interbank offering rate of the currency in which the Company borrows. The fair value of the senior notes at December 27, 2002 approximate their carrying values.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of this pronouncement no later than the beginning of fiscal 2003. The Company does not believe this Statement will have an effect on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company was required to adopt the provisions of this pronouncement in the beginning of fiscal 2002. The adoption had no effect on the Company’s financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” The Statement requires gains and losses from debt extinguishments that are used as part of the Company’s risk management strategy to be classified as income from operations rather than as extraordinary items, net of tax. The Company adopted this Statement during the fourth quarter of its year ended December 27, 2002. The impact on the Company was to reclassify the extraordinary item recorded during the quarter ended March 29, 2002 to income from continuing operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51.” This Interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an entity holds a variable interest that it acquired prior to February 1, 2003. Based on the Company’s most recent evaluation, the Company believes it will have to consolidate the Partnership beginning with the Company’s Annual Report on Form 10-K for the year ending December 26, 2003. The Company expects this will cause an increase to the investment assets on its consolidated balance sheet with minority interest being recorded for the 80% of the Partnership owned by the general partner of the Partnership. The Company does not anticipate that the adoption of FIN 46 will have any material effect on the consolidated net income or the cash flow of the Company.

3. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company accounts for investments in unconsolidated affiliates by the equity method of accounting as described in Note 2. The Company’s investments in unconsolidated affiliates totaled $14.7 million and $6.1 million at December 27, 2002 and December 28, 2001, respectively. The Company’s investments include interests in private equity partnerships that invest in consumer, industrial, technology and certain other companies as determined by the partnerships that will provide a return commensurate with their underlying risk. The most significant investment, totaling $13.3 million at December 27, 2002 and $4.7 million at December 28, 2001, is Radnor Investments, L.P. Radnor Investments, L.P. is a Delaware limited partnership and was formed for the purpose of making investments generally in privately-held companies in a variety of industries. The Company serves as the limited partner and owns 20% of Radnor Investments, L.P., with Radnor Investment

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advisors, L.P. serving as the general partner. The general partner of Radnor Investment Advisors, L.P. is Radnor Investment Advisors, Inc., whose owners consist of the chief executive officer and certain other stockholders of the Company. The Company has not had and does not have any material direct or indirect contractual relationships with either Radnor Investment Advisors, L.P. or its general partner, Radnor Investment Advisors, Inc., including, without limitation, any loan, guarantee or other credit arrangements, any liability assignments or assumptions or any similar transactions. The Company invested $7.6 million, $0.7 million and $1.2 million during the years ended December 27, 2002, December 28, 2001 and December 29, 2000, respectively, in Radnor Investments, L.P.

A summary of financial information for Radnor Investments, L.P. as of December 31, 2002 and 2001 and for each year in the three year period ended December 31, 2002 follows (in thousands):

	December 31,
	2002	2001
		(unaudited)
Total assets	$47,860	$7,283
Total liabilities	—	—

	Years Ended December 31,
	2002	2001	2000
		(unaudited)	(unaudited)
Interest income	$65	$21	$13

Net income (loss) before unrealized appreciation of investments	(561)	15	(147)
Net unrealized appreciation of investments	38,518	827	2,514

Net increase in partners’ capital from operations	$37,957	$842	$2,367

The net increase in partners’ capital from operations resulted primarily from unrealized gains on investments for which there is no established market.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	2002	2001
Series A and Series B Senior Notes bearing interest at 10.0%, interest payable semi-annually, due December 1, 2003, including a premium of $386 and $806 at December 27, 2002 and at December 28, 2001, respectively.	$159,886	$160,806

Outstanding balance under the Fourth Amended and Restated Revolving Credit and Security Agreement (the “Credit Agreement”), bearing interest at the Company’s option at a rate based upon various formulae as defined within the agreement. At December 27, 2002, the interest rate was based upon LIBOR rates with various maturities (1.68%) plus 2.50% or at U.S. prime (4.25%). The obligations of the Company under the Credit Agreement are secured by a lien on substantially all of the Company’s U.S. subsidiaries’ inventory, receivables and general intangibles.	29,652	22,191

Outstanding balance under the Canadian Revolving Credit Facility (borrowing capacity of $5.0 million Canadian including a letter of credit subfacility and a Foreign Exchange Future Contracts subfacility), with Canadian dollar advances bearing interest at Canadian prime (4.50%) at December 27, 2002. There were no U.S dollar advances outstanding at December 27, 2002. Loans under the Canadian Revolving Credit Facility are payable on demand and secured by substantially all of the assets of the Company’s Canadian subsidiary.	2,568	2,444

Outstanding balances under Canadian term loans, bearing interest at Canadian prime (4.50% at December 27, 2002) plus 1.0%, secured by substantially all assets of the Company’s Canadian subsidiary, payable in monthly or quarterly installments of principal plus interest, over a maximum of five to seven years.	393	567

Outstanding balance under Canadian term loan, bearing interest at 6.05% at December 27, 2002, collateralized by a mortgage agreement, payable in monthly installments of principal and interest of approximately $4,400 Canadian commencing January 2000 with final payment due December 2025.	411	414

Outstanding balances under capital expenditure loans bearing interest at various rates between 8.36% and 9.86%, payable in quarterly principal; and interest installments, due between February 2005 and December 2006, secured by equipment purchased with the proceeds.	7,962	10,135

Outstanding balances under term loan facilities, bearing interest at the Company’s option at a rate based upon various formulae as defined in the agreements. At December 27, 2002, the rates were based upon LIBOR plus margin (3.83%) and a fixed rate (7.04%) The term loans are payable in monthly and quarterly principal installments plus interest with final payments due September 2003 and June 2013. The term loans are secured by certain mortgage agreements.	$9,320	$10,324

Outstanding balances under term loan facility, bearing interest at 6 month EURIBOR (2.88% at December 27, 2002) plus margin (1.0% at December 27, 2002) payable in quarterly principal installments plus interest with final payment due in March 2006.	2,284	2,532

	212,476	209,413
Less current portion	(6,548)	(3,987)

	$205,928	$205,426

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 11, 2003, the Company issued $135.0 million of 11.0% Senior Notes due 2010 and amended its domestic revolving credit facility to include a $45.0 million term loan and to increase the revolving credit commitment from $35.0 million to $45.0 million. The proceeds were or will be used to repay the existing $159.5 million Series A and Series B Senior Notes and outstanding borrowings under the existing revolving credit facilities. Accordingly, the current portion of the notes has been classified as non-current.

On December 26, 2001, the Company and certain of its domestic subsidiaries as borrowers, entered into the Credit Agreement, pursuant to which the Third Amended and Restated Revolving Credit and Security Agreement dated as of December 29, 1999 was amended and restated. The Credit Agreement decreased the credit facility from $50.0 million to $35.0 million and eliminated the European sublimit. The Credit Agreement provides for a fee of 0.375% per annum on the undrawn amount of the credit facility, and letter of credit fees in the amount of 1.75% and 0.25% of the aggregate face amount of standby letters of credit and documentary letters of credit, respectively. There is a $5.0 million sub limit on standby letters of credit and $1.0 million sub limit on documentary letters of credit. At each of the years ending December 27, 2002 and December 28, 2001, the Company had outstanding $2.4 million and $1.8 million of standby letters of credit, respectively.

The debt issuance premium on the Series B Notes is being amortized over the life of the notes. For the years 2002, 2001 and 2000, premium amortization of $420,000, $390,000 and $344,000, respectively, has been recorded as a reduction of interest expense.

Each of the above agreements contain certain restrictive covenants which include, among other things, restrictions on the declaration or payment of dividends, the repurchase of stock, the incurrence of additional debt, the amount of capital expenditures and additional investments and the sale or disposition of assets. The Company is also required to maintain a minimum net worth and certain financial ratios including debt to equity, current, debt coverage, and earnings to interest expense. The Company is in compliance with all financial covenants.

Future debt maturities, excluding the debt premium, are as follows (in thousands):

2003	$6,548
2004	3,940
2005	3,573
2006	1,361
2007	583
2008 and thereafter	196,085

$212,090

5. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain of its manufacturing, warehouse and office facilities, and transportation equipment under noncancellable operating and capital lease arrangements.

The future minimum payments under noncancellable operating leases are as follows (in thousands):

2003	$6,664
2004	5,176
2005	3,539
2006	2,621
2007	2,016
2008 and thereafter	4,468

$24,484

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rental expense for all operating leases was $6,953,000, $7,492,000 and $7,447,000 for 2002, 2001 and 2000, respectively.

The future minimum payments under capital leases are as follows (in thousands):

2003	$1,317
2004	799
2005	654
2006	249
2007	40

Total minimum lease payments	3,059
Less interest (at rates from 4.90% to 8.24%)	321

Present value of net minimum lease payments	2,738
Less current maturities	1,141

Capital lease obligations	$1,597

Litigation

The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsel’s evaluation of such actions, management believes that these actions will not have a material effect on the Company’s financial position or results of operations.

Supply Agreements

In January 2001, the Company amended its primary North American styrene monomer supply contract. The initial term of the contract extends through December 2006. Under the amended contract, the Company is required to purchase 150 million pounds of its annual North American styrene monomer requirements from one supplier and has certain rights to purchase additional styrene monomer.

In connection with the 1997 acquisition of its European specialty chemicals operations, the Company negotiated a contract to provide a long-term supply of styrene monomer through December 2004 at a reduced price and with volume discounts to such operations.

6. STOCKHOLDERS’ EQUITY

Giving effect to the conversion as described in Note 7, the Company is authorized to issue up to 40,000,000 shares of Common Stock and 10,000,000 shares of series preferred stock. At December 27, 2002, there are issued and outstanding 11,259,735 shares of Common Stock. All shares have a par value of $0.10.

7. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is as follows (in thousands, except per share data):

	2002	2001	2000
Numerator:
Net income (loss) used in basic and diluted earnings per share	$4,647	$1,643	$(5,656)

Denominator:
Weighted average number of common shares used in basic earnings per share	11,259.7	11,259.7	11,259.7

Effect of dilutive securities:
Employee stock options	249.4	—	—

Weighted average number of common shares and dilutive potential common shares used in diluted earnings per share	11,509.1	11,259.7	11,259.7

Basic earnings per common share	$0.41	$0.15	$(0.50)
Diluted earnings per common share	$0.40	$0.15	$(0.50)

Options exercisable for 1,716,134 shares and 1,593,307 shares of common stock were excluded from the computation of diluted earnings per share for 2001 and 2000, respectively. The exercise price of these options was greater than the average market price of the common shares for the respective years, and therefore the effect would have been antidilutive.

The calculation gives effect to the conversion of the Company’s outstanding Nonvoting Common Stock, Voting Common Stock and Class B Nonvoting Common Stock into Common Stock, together with a 1,803-for-one stock split, which was implemented on December     , 2003.

8. INCOME TAXES

The components of income (loss) before taxes by source of income are as follows (in thousands):

	2002	2001	2000
United States	$3,363	$4,394	$(9,034)
Non U.S.	4,210	(354)	448

	$7,573	$4,040	$(8,586)

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision (benefit) for income taxes for each of the three years in the period ended December 27, 2002 is as follows (in thousands):

	2002	2001	2000
Current:
Federal	$(105)	$—	$—
State	82	25	34
Foreign	668	422	5
Deferred	951	5,405	3,761
Utilization (generation) of net operating loss carryforwards (excluding generation of net operating loss due to discontinued operations in 2002, 2001 and 2000)	1,234	(3,907)	(6,874)
Valuation allowance	48	205	—

	$2,878	$2,150	$(3,074)

The components of deferred taxes at December 27, 2002 and December 28, 2001 are as follows (in thousands):

	2002	2001
Deferred tax assets:
Net operating loss carryforwards including loss from discontinued operations	$25,859	$27,136
Vacation pay and compensation accruals	493	724
Bad debt, inventory, and returns and allowances	609	744
Other accruals	571	649
Valuation allowance	(367)	(325)

	27,165	28,928

Deferred tax liabilities:
Accelerated tax depreciation	27,924	27,324
Gain on sale of business	1,101	4,635
Other	4,118	910

	33,143	32,869

Net deferred tax liability	$5,978	$3,941

The provision (benefit) for income taxes varies from the amount determined by applying the United States Federal statutory rate to pre-tax income as a result of the following (in thousands):

	2002	2001	2000
United States federal statutory income tax	$2,575	$1,366	$(2,919)
State income taxes, net of federal benefit	228	176	(259)
Nondeductible expenses	133	108	112
Foreign tax rate differential	(58)	463	4
Other	—	37	(12)

	$2,878	$2,150	$(3,074)

As of December 27, 2002, the Company had approximately $67.2 million of net operating loss carryforwards for federal income tax purposes, which expire through 2021.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. STOCK OPTION PLAN

The 1992 Equity Incentive Plan (the “Plan”) provides for the grant of nonqualified options to purchase shares of the Nonvoting Common Stock subject to certain limitations. Nonqualified stock options are issuable only to eligible officers and employees of the Company. The Company has reserved 2,251,947 shares of its Common Stock for issuance under the Plan.

The per share exercise price of a stock option may not be less than 75% of the fair market value of the Common Stock, as determined by the board of directors, on the date the option is granted. Such options may be exercised only if the option holder remains continuously associated with the Company from the date of grant to a date not less than three months prior to the date of exercise. The exercise date of an option granted under the plan cannot be later than ten years from the date of the grant. Any options that expire unexercised or that terminate upon an optionee’s ceasing to be employed by the Company become available once again for issuance.

The following summarizes the stock option activity under the Plan:

	2002	2001	2000
Options outstanding at beginning of period	1,894,953	1,999,527	2,003,133
Granted	—	—	—
Exercised	—	—	—
Canceled	(567,945)	(104,574)	(3,606)

Options outstanding at end of period	1,327,008	1,894,953	1,999,527

Options available for grant	—	356,994	252,420

Exercisable at end of period	1,327,008	1,736,289	1,685,805

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options plans. Accordingly, no compensation expense has been recognized related to the plans described above. If compensation cost for these plans had been determined using the fair-value method prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, the Company’s net income would have been reduced to the pro forma amounts indicated below.

	2002	2001	2000
	(In thousands)
Net income (loss):
As reported	$4,647	$1,643	$(5,656)
Pro forma	4,480	1,357	(5,942)

This pro forma impact may not be representative of the effects for future years and is likely to increase as additional options are granted and amortized over the vesting period.

As the Company’s stock is not publicly traded, the fair value of each option was estimated on the grant date using the minimum value method (which excludes a volatility assumption), with the following assumptions: risk-free rate of interest – 6.31%; expected life – 10 years; and no dividends paid.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) savings and profit sharing plan, which covers all employees who have at least 1,000 hours of service during the year. The Company will match employee contributions up to 2.8% of an employee’s annual salary. The Company may also, at the discretion of the board of directors, elect to make a profit sharing contribution. There have been no profit sharing contributions for the three years in the period ended December 27, 2002. Employer matching contributions to the plan amounted to $709,000, $700,000 and $729,000 for each of the three years in the period ended December 27, 2002, respectively.

Certain of the Company’s European subsidiaries maintain defined contribution benefit plans. Pension expense related to these plans was $1,299,000, $1,795,000 and $2,074,000 in 2002, 2001 and 2000, respectively.

11. RELATED PARTY TRANSACTIONS

A former director of the Company is a partner in the law firm which serves as the Company’s primary legal counsel. During 2002, 2001 and 2000, the Company paid fees of $472,000, $203,000 and $267,000, respectively, to this firm.

The Company provides certain management services and rights to a related company. For the management services and rights, the Company receives fees and royalties and is reimbursed for all expenses advanced on behalf of the entity. During 2002, 2001 and 2000, the Company earned management fees, interest and royalties of $0.5, $1.1 million and $1.1 million, respectively. At December 27, 2002 and December 28, 2001, unpaid management fees, interest, royalties and expense advances totaled $0.9 million and $4.6 million, respectively.

The Company has made interest-bearing advances to Michael T. Kennedy, the Company’s Chief Executive Officer. As of December 27, 2002, outstanding principal and interest from these advances totaled $4.3 million.

12. SEGMENT INFORMATION

The Company has two business segments that operate within three distinct geographic regions. The packaging and insulation segment produces food packaging and insulation products for distribution to the foodservice, insulation, and packaging industries. The specialty chemicals segment produces EPS for internal consumption by the packaging and insulation segment in addition to selling to third-party manufacturers. Each of these segments operates in the United States, Canada, and Europe. Financial results for the periods presented are not fully comparable because of the December 2001 disposition of the Company’s European insulation operations.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize the Company’s financial information and results of operations by segment and geographic region for fiscal years 2000 through 2002 (in thousands):

Operating:

2002	Packaging and insulation	Specialty chemicals	Corporate and other	Eliminations	Consolidated
Sales to unaffiliated customers	$195,328	$124,508	$3,346	$—	$323,182
Transfers between operating segments	79	9,804	—	(9,883)	—
Income (loss) from operations	29,707	4,353	(10,124)	—	23,936
Identifiable assets	162,123	94,528	27,481	—	284,132
Capital expenditures	7,632	2,641	285	—	10,558
Depreciation expense	9,074	4,859	189	—	14,122

2001	Packaging and insulation	Specialty chemicals	Corporate and other	Eliminations	Consolidated
Sales to unaffiliated customers	$235,634	$88,013	$2,087	$—	$325,734
Transfers between operating segments	232	25,645	—	(25,877)	—
Income (loss) from operations	26,193	(3,228)	4,903	—	27,868
Identifiable assets	167,063	79,645	27,478	—	274,186
Capital expenditures	5,851	6,216	291	—	12,358
Depreciation expense	9,582	4,706	302	—	14,590

2000	Packaging and insulation	Specialty chemicals	Corporate and other	Eliminations	Consolidated
Sales to unaffiliated customers	$238,774	$112,007	$2,971	$—	$353,752
Transfers between operating segments	190	32,127	—	(32,317)	—
Income (loss) from operations	16,621	2,527	(5,781)	—	13,367
Identifiable assets	188,729	87,347	29,923	—	305,999
Capital expenditures	9,684	5,512	96	—	15,292
Depreciation expense	8,876	4,249	148	—	13,273

Geographic:

2002	United States	Canada	Europe	Eliminations	Consolidated
Sales to unaffiliated customers	$226,129	$21,712	$75,341	$—	$323,182
Transfers between geographic segments	79	9,804	—	(9,883)	—
Income from operations	16,487	4,691	2,758	—	23,936
Identifiable assets	219,679	11,767	52,686	—	284,132

2001	United States	Canada	Europe	Eliminations	Consolidated
Sales to unaffiliated customers	$223,559	$16,516	$85,659	$—	$325,734
Transfers between geographic segments	232	9,845	—	(10,077)	—
Income from operations	21,753	3,971	2,144	—	27,868
Identifiable assets	219,008	11,010	44,168	—	274,186

2000	United States	Canada	Europe	Eliminations	Consolidated
Sales to unaffiliated customers	$232,472	$19,744	$101,536	$—	$353,752
Transfers between geographic segments	954	10,444	—	(11,398)	—
Income from operations	1,585	2,089	9,693	—	13,367
Identifiable assets	227,611	11,488	66,900	—	305,999

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. SUPPLEMENTAL FINANCIAL INFORMATION

Radnor Holdings Corporation is a holding company that has no operations or assets separate from its investments in subsidiaries. The $100 million Series A Senior Notes and the $60 million Series B Senior Notes are fully and unconditionally jointly and severally guaranteed by substantially all of the Company’s domestic subsidiaries, all of which are 100% owned by the Company.

As a holding company, the Company is dependent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations. Subject to certain limitations, the Company is, and will continue to be, able to control its receipt of dividends and other payments from its subsidiaries.

There are no direct prohibitions on the ability of the Company or any guarantor to obtain funds from its respective subsidiaries by dividend or by loan, but certain of the Company’s foreign subsidiaries’ credit agreements contain covenants, such as minimum debt to equity and current assets to currents liabilities ratios, that indirectly limit the ability of these subsidiaries to transfer funds to the Company. As of December 27, 2002 and December 28, 2001, the net assets of these foreign subsidiaries totaled $26.8 million and $20.2 million, respectively.

The following condensed consolidating financial statements of Radnor Holdings Corporation and subsidiaries have been prepared pursuant to Rule 3-10 Regulation S-X:

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

December 27, 2002

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$261	$3,798	$—	$4,059
Accounts receivable, net	—	21,390	20,188	(5,413)	36,165
Inventories, net	—	29,578	8,137	—	37,715
Intercompany receivable	—	(1,660)	10,791	(9,131)	—
Prepaid expenses and other	1,840	6,280	840	(1,845)	7,115
Deferred tax asset	—	1,838	—	—	1,838

	1,840	57,687	43,754	(16,389)	86,892

Property, plant, and equipment	—	199,253	50,164	—	249,417
Less accumulated depreciation	—	(59,742)	(14,179)	—	(73,921)

	—	139,511	35,985	—	175,496

Intercompany receivable	32,641	1,990	(266)	(34,365)	—
Investments in subsidiaries	106,153	24,235	843	(131,231)	—
Investments in unconsolidated affiliates	—	—	14,735	—	14,735
Other assets	1,809	4,408	792	—	7,009

	$142,443	$227,831	$95,843	$(181,985)	$284,132

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	$23,008	$11,601	$(468)	$34,141
Accrued liabilities	1,161	13,725	2,231	(1,963)	15,154
Intercompany payable	—	8,601	(3,171)	(5,430)	—
Current portion of long-term debt and capital lease obligations	—	6,811	878	—	7,689

	1,161	52,145	11,539	(7,861)	56,984

Long-term debt, net of current portion	159,886	57,824	4,778	(16,560)	205,928
Capital lease obligations, net of current portion	—	1,597	—	—	1,597
Intercompany payable	25,736	5,074	16,553	(47,363)	—
Deferred tax liability	(3,991)	7,521	4,167	119	7,816
Other non-current liabilities	—	1,745	1	—	1,746
Commitments and contingencies	—	—	—	—	—
Stockholders’ equity:
Voting and nonvoting common stock	1,126	4	22	(26)	1,126
Additional paid-in capital	8,039	96,761	23,463	(110,001)	18,262
Retained earnings (deficit)	(49,514)	10,928	34,216	(293)	(4,663)
Cumulative translation adjustment	—	(5,768)	1,104	—	(4,664)

Total stockholders’ equity	(40,349)	101,925	58,805	(110,320)	10,061

	$142,443	$227,831	$95,843	$(181,985)	$284,132

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Operations

Fiscal year ended December 27, 2002

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$226,208	$106,857	$(9,883)	$323,182
Cost of goods sold	—	167,290	86,094	(9,883)	243,501

Gross profit	—	58,918	20,763	—	79,681
Operating expenses:
Distribution	—	17,009	5,612	—	22,621
Selling, general and administrative	1	26,346	6,777	—	33,124

Income from operations	(1)	15,563	8,374	—	23,936
Interest, net	4,804	13,927	2,651	—	21,382
Income from unconsolidated affiliates	—	—	(6,165)	—	(6,165)
Other, net	6	(393)	1,533	—	1,146

Income (loss) before income taxes and discontinued operations	(4,811)	2,029	10,355	—	7,573

Provision for income taxes:
Current	(1,781)	2,019	407	—	645
Deferred	149	(310)	2,394	—	2,233

	(1,632)	1,709	2,801	—	2,878

Income (loss) before discontinued operations	(3,179)	320	7,554	—	4,695
Loss from discontinued operations, net of tax	48	—	—	—	48

Net income (loss)	$(3,227)	$320	$7,554	$—	$4,647

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

Fiscal year ended December 27, 2002

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(5,014)	$11,896	$846	$233	$7,961
Cash flows from investing activities:
Capital expenditures	—	(10,000)	(558)	—	(10,558)
Increase in other assets	977	25	(608)	70	464

Net cash provided by (used in) investing activities	977	(9,975)	(1,166)	70	(10,094)

Cash flows from financing activities:
Net borrowings on bank financed debt and unsecured notes payable	(404)	4,283	(816)	—	3,063
Net payments on capital lease obligations	—	(759)	—	—	(759)
Change in intercompany, net	4,472	(7,064)	2,895	(303)	—
Change in deferred tax liability	(31)	(457)	488	—	—

Net cash provided by (used in) financing activities	4,037	(3,997)	2,567	(303)	2,304

Effect of exchange rate changes on cash	—	(552)	136	—	(416)

Net increase (decrease) in cash	—	(2,628)	2,383	—	(245)
Cash, beginning of period	—	3,020	1,284	—	4,304

Cash, end of period	$—	$392	$3,667	$—	$4,059

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

December 28, 2001

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$3,020	$1,284	$—	$4,304
Accounts receivable, net	—	22,524	10,520	—	33,044
Inventories, net	—	24,568	6,371	—	30,939
Intercompany receivable	—	—	24,906	(24,906)	—
Prepaid expenses and other	148	8,520	1,240	—	9,908
Deferred tax asset	—	1,994	132	(3)	2,123

	148	60,626	44,453	(24,909)	80,318

Property, plant, and equipment	—	190,065	42,521	—	232,586
Less accumulated depreciation	—	(48,914)	(9,188)	—	(58,102)

	—	141,151	33,333	—	174,484

Intercompany receivable	11,481	2,093	—	(13,574)	—
Investments in subsidiaries	106,153	25,078	1	(131,232)	—
Investments in unconsolidated affiliates	—	—	6,128	—	6,128
Deferred tax asset	3,985	—	—	(3,985)	—
Other assets	3,226	9,756	274	—	13,256

	$124,993	$238,704	$84,189	$(173,700)	$274,186

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	$25,366	$9,499	$—	$34,865
Accrued liabilities	1,310	15,070	1,718	—	18,098
Intercompany payable	—	24,516	—	(24,516)	—
Current deferred tax liability	—	—	3	(3)	—
Current portion of long-term debt and capital lease obligations	—	4,245	792	—	5,037

	1,310	69,197	12,012	(24,519)	58,000

Long-term debt, net of current portion	160,805	39,456	5,165	—	205,426
Capital lease obligations, net of current portion	—	2,447	—	—	2,447
Intercompany payable	—	—	35,155	(35,155)	—
Deferred tax liability	—	10,072	(23)	(3,985)	6,064
Other non-current liabilities	—	2,132	—	—	2,132
Commitments and contingencies	—	—	—	—	—
Stockholders’ equity:
Voting and nonvoting common stock	1,126	4	23	(27)	1,126
Additional paid-in capital	8,039	97,634	22,590	(110,001)	18,262
Retained earnings (deficit)	(46,287)	25,745	11,225	7	(9,310)
Cumulative translation adjustment	—	(7,983)	(1,958)	(20)	(9,961)

Total stockholders’ equity	(37,122)	115,400	31,880	(110,041)	117

	$124,993	$238,704	$84,189	$(173,700)	$274,186

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Operations

Fiscal year ended December 28, 2001

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$226,817	$110,565	$(11,648)	$325,734
Cost of goods sold	—	177,835	84,532	(11,648)	250,719

Gross profit	—	48,982	26,033	—	75,015
Operating expenses:
Distribution	—	17,542	7,634	—	25,176
Selling, general, and administrative	—	21,069	11,395	—	32,464
Gain on sale of business	—	(10,493)	—	—	(10,493)

Income from operations	—	20,864	7,004	—	27,868
Interest, net	—	18,376	3,955	—	22,331
Income from unconsolidated affiliates	—	—	(1,160)	—	(1,160)
Other, net	—	670	1,987	—	2,657

Income before income taxes and discontinued operations	—	1,818	2,222	—	4,040

Provision (benefit) for income taxes:
Current	—	329	118	—	447
Deferred	—	1,993	(290)	—	1,703

	—	2,322	(172)	—	2,150

Income (loss) before discontinued operations	—	(504)	2,394	—	1,890
Loss from discontinued operations, net of tax	247	—	—	—	247

Net income (loss)	$(247)	$(504)	$2,394	$—	$1,643

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

Fiscal year ended December 28, 2001

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(5,161)	$610	$2,654	$—	$(1,897)
Cash flows from investing activities:
Capital expenditures	—	(7,197)	(5,161)	—	(12,358)
Investment in subsidiary	—	(18,073)	—	18,073	—
Net cash proceeds from sale of business	—	30,935	—	—	30,935
Increase in other assets	949	(2,290)	(504)	—	(1,845)

Net cash provided by (used in) investing activities	949	3,375	(5,665)	18,073	16,732

Cash flows from financing activities:
Net borrowings on bank financed debt and unsecured notes payable	—	(9,933)	(2,972)	—	(12,905)
Net payments on capital lease obligations	—	(928)	(219)	—	(1,147)
Change in paid-in-capital	—	—	18,073	(18,073)	—
Change in intercompany, net	4,212	8,574	(12,786)	—	—

Net cash provided by (used in) financing activities	4,212	(2,287)	2,096	(18,073)	(14,052)

Effect of exchange rate changes on cash	—	428	(633)	—	(205)

Net increase (decrease) in cash	—	2,126	(1,548)	—	578
Cash, beginning of period	—	894	2,832	—	3,726

Cash, end of period	$—	$3,020	$1,284	$—	$4,304

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Operations

Fiscal year ended December 29, 2000

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$234,085	$131,065	$(11,398)	$353,752
Cost of goods sold	—	189,723	98,929	(11,398)	277,254

Gross profit	—	44,362	32,136	—	76,498
Operating expenses:
Distribution	—	18,392	7,611	—	26,003
Selling, general, and administrative	—	25,469	11,659	—	37,128

Income from operations	—	501	12,866	—	13,367
Interest, net	—	16,910	4,815	—	21,725
Income from unconsolidated affiliates	—	—	(876)	—	(876)
Other, net	—	(5,354)	6,458	—	1,104

Income (loss) before income taxes and discontinued operations	—	(11,055)	2,469	—	(8,586)

Provision (benefit) for income taxes:
Current	—	15	24	—	39
Deferred	—	(3,112)	(1)	—	(3,113)

	—	(3,097)	23	—	(3,074)

Income (loss) before discontinued operations	—	(7,958)	2,446	—	(5,512)
Loss from discontinued operations, net of tax	144	—	—	—	144

Net income (loss)	$(144)	$(7,958)	$2,446	$—	$(5,656)

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

Fiscal year ended December 29, 2000

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(7,242)	$6,572	$(1,643)	$—	$(2,313)
Cash flows from investing activities:
Capital expenditures	—	(11,920)	(3,372)	—	(15,292)
Increase in other assets	1,018	(2,645)	(929)	—	(2,556)

Net cash provided by (used in) investing activities	1,018	(14,565)	(4,301)	—	(17,848)

Cash flows from financing activities:
Net borrowings on bank financed debt and unsecured notes payable	—	9,420	8,108	—	17,528
Net payments on capital lease obligations	—	(855)	(234)	—	(1,089)
Change in intercompany, net	6,224	(2,783)	(3,441)	—	—

Net cash provided by financing activities	6,224	5,782	4,433	—	16,439

Effect of exchange rate changes on cash	—	191	(322)	—	(131)

Net decrease in cash	—	(2,020)	(1,833)	—	(3,853)
Cash, beginning of period	—	2,914	4,665	—	7,579

Cash, end of period	$—	$894	$2,832	$—	$3,726

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands)

(Unaudited)

	September 26, 2003	December 27, 2002
Assets
Current assets:
Cash	$1,896	$4,059
Accounts receivable, net	42,209	36,165
Inventories, net	39,802	37,715
Prepaid expenses and other	8,909	7,115
Deferred tax asset	2,146	1,838

Total current assets	94,962	86,892

Property, plant and equipment, at cost	264,054	249,417
Less - accumulated depreciation	(86,676)	(73,921)

Net property, plant and equipment	177,378	175,496

Investments in unconsolidated affiliates	16,921	14,735
Other assets	11,650	7,009

Total assets	$300,911	$284,132

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$41,813	$34,141
Accrued liabilities	9,594	15,154
Current portion of long-term debt	8,490	6,548
Current portion of capitalized lease obligations	1,005	1,141

Total current liabilities	60,902	56,984

Long-term debt, net of current portion	224,386	205,928

Capitalized lease obligations, net of current portion	1,020	1,597

Deferred tax liability	4,506	7,816

Other non-current liabilities	1,456	1,746

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock	1,126	1,126
Additional paid-in capital	18,262	18,262
Retained deficit	(10,151)	(4,663)
Cumulative translation adjustment	(596)	(4,664)

Total stockholders’ equity	8,641	10,061

Total liabilities and stockholders’ equity	$300,911	$284,132

The accompanying notes are an integral part of these condensed consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	For the three months ended		For the nine months ended
	September 26, 2003	September 27, 2002	September 26, 2003	September 27, 2002
Net sales	$86,929	$86,316	$250,417	$242,357
Cost of goods sold	70,010	65,968	204,886	182,646

Gross profit	16,919	20,348	45,531	59,711
Operating expenses:
Distribution	6,227	5,927	17,099	16,867
Selling, general and administrative	6,839	7,699	21,737	23,198
Other expenses (note 5)	—	—	1,838	—

Income from operations	3,853	6,722	4,857	19,646
Interest, net	5,089	6,133	15,583	16,229
Income from unconsolidated affiliates	(792)	(261)	(2,304)	(911)
Other, net	15	482	429	985

Income (loss) before income taxes and discontinued operations	(459)	368	(8,851)	3,343
Provision (benefit) for income taxes:
Current	125	15	396	135
Deferred	(299)	125	(3,759)	1,135

	(174)	140	(3,363)	1,270

Income (loss) from continuing operations	(285)	228	(5,488)	2,073
Loss from discontinued operations, net of tax	—	—	—	48

Net income (loss)	$(285)	$228	$(5,488)	$2,025

Weighted average of common stock outstanding	11,259.7	11,259.7	11,259.7	11,259.7
Weighted average of common shares outstanding assuming dilution	11,259.7	11,460.0	11,259.7	11,540.1

Basic earnings (loss) per common share	$(0.03)	$0.02	$(0.49)	$0.18
Diluted earnings (loss) per common share	$(0.03)	$0.02	$(0.49)	$0.18

The accompanying notes are an integral part of these condensed consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	For the nine months ended
	September 26, 2003	September 27, 2002
Cash flows from operating activities:
Net income (loss)	$(5,488)	$2,025
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	13,341	13,112
Deferred income taxes	(3,759)	1,135
Income from unconsolidated affiliates	(2,304)	(911)
Loss from discontinued operations	—	48
Changes in operating assets and liabilities, net of effects of disposition of businesses:
Accounts receivable, net	(3,257)	(8,119)
Inventories, net	(958)	(7,151)
Prepaid expenses and other	(3,726)	(496)
Accounts payable	6,238	(1,981)
Accrued liabilities and other	(4,302)	2,076

Net cash used in continuing operations	(4,215)	(262)
Net cash used in discontinued operations	—	(130)

Net cash used in operating activities	(4,215)	(392)

Cash flows from investing activities:
Capital expenditures	(9,329)	(7,071)
Distributions from unconsolidated affiliates	4,241	4,493
Investments in unconsolidated affiliates	(4,123)	(5,730)
Increase in other assets	(1,607)	(1,255)

Net cash used in investing activities	(10,818)	(9,563)

Cash flows from financing activities:
Proceeds from borrowings	199,054	10,958
Repayment of debt	(179,400)	(3,767)
Payments on capitalized lease obligations	(713)	(750)
Payment of financing costs	(5,210)	—

Net cash provided by financing activities	13,731	6,441

Effect of exchange rate changes on cash	(861)	131

Net decrease in cash	(2,163)	(3,383)
Cash, beginning of period	4,059	4,304

Cash, end of period	$1,896	$921

Supplemental cash flow disclosures:
Cash paid during the period for interest	$15,397	$10,217

Cash paid during the period for income taxes, net of refunds	$1,055	$257

The accompanying notes are an integral part of these condensed consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Summary by Operating Segments

(In thousands)

(Unaudited)

	For the three months ended		For the nine months ended
	September 26, 2003	September 27, 2002	September 26, 2003	September 27, 2002
Net Sales to Unaffiliated Customers:
Packaging	$48,790	$49,057	$141,575	$145,778
Specialty Chemicals	40,446	39,108	115,591	102,412
Corporate and Other	—	480	—	1,424
Transfers Between Operating Segments(1)	(2,307)	(2,329)	(6,749)	(7,257)

Consolidated	$86,929	$86,316	$250,417	$242,357

Income (Loss) From Operations:
Packaging	$4,719	$6,557	$11,574	$22,680
Specialty Chemicals	608	2,684	1,441	4,237
Corporate and Other	(1,474)	(2,519)	(8,158)	(7,271)

Consolidated	$3,853	$6,722	$4,857	$19,646

Income (Loss) Before Income Taxes:
Packaging	$2,462	$3,480	$2,544	$13,774
Specialty Chemicals	(345)	231	(2,737)	(1,204)
Corporate and Other	(2,576)	(3,343)	(8,658)	(9,227)

Consolidated	$(459)	$368	$(8,851)	$3,343

(1)	Transfers between operating segments reflect the sale of expandable polystyrene (“EPS”) from the specialty chemicals operating segment to the packaging operating segment.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Summary by Geographic Region

(In thousands)

(Unaudited)

	For the three months ended		For the nine months ended
	September 26, 2003	September 27, 2002	September 26, 2003	September 27, 2002
Net Sales to Unaffiliated Customers:
United States	$56,796	$58,828	$164,298	$170,826
Canada	8,656	7,997	26,209	23,783
Europe	23,784	21,773	66,659	55,005
Transfers Between Geographic Regions(1)	(2,307)	(2,282)	(6,749)	(7,257)

Consolidated	$86,929	$86,316	$250,417	$242,357

Income From Operations:
United States	$2,038	$4,200	$954	$12,526
Canada	903	800	2,712	3,725
Europe	912	1,722	1,191	3,395

Consolidated	$3,853	$6,722	$4,857	$19,646

Income (Loss) Before Income Taxes:
United States	$(1,457)	$(417)	$(10,067)	$(457)
Canada	617	499	1,565	2,659
Europe	381	286	(349)	1,141

Consolidated	$(459)	$368	$(8,851)	$3,343

(1)	Transfers between geographic regions reflect the sale of EPS bead from the Company’s Canadian specialty chemicals operations to its domestic food packaging operations as well as the sale of product from the Company’s domestic food packaging operations to its European food packaging operations.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION

The condensed consolidated financial statements included herein have been prepared by Radnor Holdings Corporation and subsidiaries (collectively, “Radnor” or the “Company”) pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the statements include all adjustments (which include only normal recurring adjustments) required for a fair statement of financial position, results of operations and cash flows for such periods. The results of operations for the interim periods are not necessarily indicative of the results for a full year, due to the seasonality inherent in some of the Company’s operations and the possibility for general economic changes.

During fiscal 2002, the Company changed its reporting of sales and marketing rebates to include them as an offset to revenues in accordance with Emerging Issues Task Force Issue No. 00-22. Previously they were included in selling, general and administrative expenses. The statements of operations of the prior period have been adjusted to reflect this reclassification. Certain other reclassifications have been made to the prior year’s presentations to conform to the current year’s presentation.

2. DISCONTINUED OPERATIONS

Pursuant to an asset purchase agreement among Benchmark Holdings, Inc. (“Benchmark”), WinCup Holdings, Inc. (“WinCup”), and the Fort James Corporation, formerly James River Paper Company, Inc. (“Fort James”), dated October 31, 1995, Benchmark and WinCup sold to Fort James all of the assets of Benchmark’s cutlery and straws business and all of the assets of WinCup’s thermoformed cup business, except for cash, accounts receivable and prepaid assets. The operations of Benchmark’s cutlery and straws business and WinCup’s thermoformed cup business were accounted for as discontinued operations. Discontinued operations represent legal costs incurred in conjunction with the above mentioned business. The Company has no further exposure to this contingent liability.

3. INVENTORIES

The components of inventories were as follows (in thousands):

	September 26, 2003	December 27, 2002
Raw Materials	$8,903	$8,378
Work in Process	1,706	1,442
Finished Goods	29,193	27,895

	$39,802	$37,715

4. INVESTMENT IN RADNOR INVESTMENTS, L.P.

The Company serves as the limited partner and owns 20% of Radnor Investments, L.P. which was formed for the purpose of making investments generally in privately-held companies in a variety of industries. The Company currently accounts for its investment under the equity method of accounting. As of September 26, 2003 and December 27, 2002, the Company’s investment in Radnor Investments L.P. totaled $15.5 million and $13.3 million, respectively.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

A summary of the results of operations for Radnor Investments, L.P. for the three and nine-month periods ended September 30, 2003 and 2002 is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Interest income	$37	$32	$50	$43

Net income (loss) before unrealized appreciation of investments	17	32	5	43
Net unrealized appreciation of investments	3,255	2,556	11,746	5,372

Net increase in partners’ capital from operations	$3,272	$2,588	$11,751	$5,415

The net increase in partners’ capital from operations resulted primarily from unrealized gains on investments for which there is no established market.

5. LONG-TERM DEBT

On March 11, 2003, the Company issued $135.0 million of 11.0% Senior Notes due 2010 and amended its domestic revolving credit facility to include a $45.0 million term loan and to increase the revolving credit commitment from $35.0 million to $45.0 million. The proceeds were used to repay the then outstanding $159.5 million 10.0% Series A and Series B Senior Notes due 2003 and outstanding borrowings under the existing revolving credit facilities. On October 27, 2003, the Company amended certain financial covenants in its domestic credit facility.

The Company recorded $1.8 million of other expenses related to the extinguishment of the long-term debt described above, which included the $1.0 million write-off of deferred financing costs and debt premium related to the Company’s 10.0% Series A and Series B Senior Notes due 2003, as well as $0.8 million of personnel costs directly related to the debt extinguishment.

6. INTEREST EXPENSE

Included in interest expense was $181,000 and $375,000 of amortization of deferred financing costs for the three months ended September 26, 2003 and September 27, 2002, respectively, and $702,000 and $1,124,000 of amortization of deferred financing costs for the nine months ended September 26, 2003 and September 27, 2002, respectively. Premium amortization related to the issuance of the Company’s 10% Series B Senior Notes, which were repaid on March 11, 2003, of $105,000 for the three months ended September 27, 2002 and $105,000 and $315,000 for the nine months ended September 26, 2003 and September 27, 2002, respectively, was also included in interest expense.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

7. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is as follows (in thousands, except per share data):

	Three Months Ended		Nine Months Ended
	September 26, 2003	September 27, 2002	September 26, 2003	September 27, 2002
Numerator:
Net income (loss) used in basic and diluted earnings per share	$(285)	$228	$(5,488)	$2,025

Denominator:
Weighted average number of common shares used in basic earnings per share	11,259.7	11,259.7	11,259.7	11,259.7

Effect of dilutive securities:
Employee stock options	—	200.3	—	286.0

Weighted average number of common shares and dilutive potential common shares used in diluted earnings per share	11,259.7	11,460.0	11,259.7	11,540.1

Basic earnings per common share	$(0.03)	$0.02	$(0.49)	$0.18
Diluted earnings per common share	$(0.03)	$0.02	$(0.49)	$0.18

The calculation gives effect to the conversion of the Company’s outstanding Nonvoting Common Stock, Voting Common Stock and Class B Nonvoting Common Stock into Common Stock, together with a 1,803-for-one stock split, which was implemented on December             , 2003.

8. COMPREHENSIVE INCOME

Comprehensive income is the total of net income (loss) and non-owner changes in equity. The Company had comprehensive loss as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 26, 2003	September 27, 2002	September 26, 2003	September 27, 2002
Net Income (Loss)	$(285)	$228	$(5,488)	$2,025
Foreign Currency Translation Adjustment	286	(297)	4,068	3,335

Comprehensive Income (Loss)	$1	$(69)	$(1,420)	$5,360

9. NEW ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51.” This Interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an entity holds a variable interest that it acquired prior to February 1, 2003. Based on the Company’s most recent evaluation, the Company believes it will have to consolidate Radnor Investments, L.P. beginning with the Company’s Annual Report on Form 10-K for the year ending December 26, 2003. The Company expects this will cause an increase to the investment assets on its consolidated balance sheet with minority interest being recorded for the 80% of Radnor Investments, L.P. owned by the general partner of Radnor Investments, L.P. The Company does not anticipate that the adoption of FIN 46 will have any material effect on the consolidated net income or the cash flow of the Company.

In December 2002, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” SFAS No. 148 amends the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” to require more prominent and frequent disclosures in financial statements. Also, SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has included the interim disclosures prescribed by SFAS No. 148.

10. STOCK-BASED COMPENSATION

At September 26, 2003, the Company had a stock-based compensation plan as described in Note 8 to the consolidated financial statements in the Company’s Form 10-K/A (amendment no. 2) for fiscal 2002. The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plan. As of September 26, 2003, all previously issued stock options were fully vested. Accordingly, no compensation expense has been recognized in net income for stock options, as options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock option plan (in thousands):

	Three Months Ended		Nine Months Ended
	September 26, 2003	September 27, 2002	September 26, 2003	September 27, 2002
Net Income (Loss)
As reported	$(285)	$228	$(5,488)	$2,025
Pro forma	(285)	204	(5,488)	1,858

11. SUPPLEMENTAL FINANCIAL INFORMATION

Radnor Holdings Corporation is a holding company that has no operations separate from its investment in subsidiaries. The Company’s $135.0 million of 11.0% Senior Notes due 2010 are fully and unconditionally jointly and severally guaranteed by substantially all of the Company’s domestic subsidiaries, all of which are 100% owned by the Company.

As a holding company, the Company is dependent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations. Subject to certain limitations, the Company is, and will continue to be, able to control its receipt of dividends and other payments from its subsidiaries.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

There are no direct prohibitions on the ability of the Company or any guarantor to obtain funds from its respective subsidiaries by dividend or by loan, but certain of the Company’s foreign subsidiaries’ credit agreements contain covenants, such as minimum debt to equity and current assets to current liabilities ratios, that indirectly limit the ability of these subsidiaries to transfer funds to the Company. As of September 26, 2003 and December 27, 2002, the net assets of these foreign subsidiaries totaled $30.4 million and $26.8 million, respectively.

The following consolidating financial statements of Radnor Holdings Corporation and subsidiaries have been prepared pursuant to Rule 3-10 of Regulation S-X:

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

As of September 26, 2003

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$19	$1,877	$—	$1,896
Accounts receivable, net	24	22,168	27,123	(7,106)	42,209
Inventories, net	—	32,511	7,291	—	39,802
Intercompany receivable	—	329	26,188	(26,517)	—
Prepaid expenses and other	81	8,957	1,716	(1,845)	8,909
Deferred tax asset	(13)	2,159	—	—	2,146

Total current assets	92	66,143	64,195	(35,468)	94,962

Property, plant and equipment, at cost	—	207,919	56,135	—	264,054
Less-accumulated depreciation	—	(68,417)	(18,259)	—	(86,676)

Net property, plant and equipment	—	139,502	37,876	—	177,378

Intercompany receivable	33,879	26,478	343	(60,700)	—
Investments in subsidiaries	106,153	25,078	—	(131,231)	—
Investments in unconsolidated affiliates	—	—	16,921	—	16,921
Other non-current assets	4,768	6,310	572	—	11,650

Total assets	$144,892	$263,511	$119,907	$(227,399)	$300,911

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$24,786	$17,819	$(792)	$41,813
Accrued liabilities	399	8,844	2,314	(1,963)	9,594
Intercompany payable	—	8,148	2,444	(10,592)	—
Current portion of long-term debt and capitalized lease obligations	—	8,548	947	—	9,495

Total current liabilities	399	50,326	23,524	(13,347)	60,902

Long-term debt, net of current portion	135,000	96,656	9,290	(16,560)	224,386

Capitalized lease obligations, net of current portion	—	1,020	—	—	1,020

Intercompany payable	64,167	6,268	17,136	(87,571)	—

Deferred tax liability	(9,494)	9,305	4,576	119	4,506

Other non-current liabilities	—	1,454	2	—	1,456

Commitments and Contingencies	—	—	—	—	—
Stockholders’ equity:
Common stock	1,126	4	22	(26)	1,126
Additional paid-in capital	8,039	97,604	22,620	(110,001)	18,262
Retained earnings (deficit)	(54,345)	5,216	38,971	7	(10,151)
Cumulative translation adjustment	—	(4,342)	3,766	(20)	(596)

Total stockholders’ equity (deficit)	(45,180)	98,482	65,379	(110,040)	8,641

Total liabilities and stockholders’ equity	$144,892	$263,511	$119,907	$(227,399)	$300,911

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Operations

For the three months ended September 26, 2003

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$57,463	$32,440	$(2,974)	$86,929
Cost of goods sold	—	46,238	26,746	(2,974)	70,010

Gross profit	—	11,225	5,694	—	16,919
Operating expenses:
Distribution	—	4,321	1,906	—	6,227
Selling, general and administrative	6	4,850	1,983	—	6,839

Income (loss) from operations	(6)	2,054	1,805	—	3,853
Interest, net	2,304	2,222	563	—	5,089
Income from unconsolidated affiliates	—	—	(792)	—	(792)
Other, net	—	(239)	254	—	15

Income (loss) before income taxes	(2,310)	71	1,780	—	(459)
Provision (benefit) for income taxes:
Current	—	4	121	—	125
Deferred	(604)	(163)	468	—	(299)

	(604)	(159)	589	—	(174)

Net income (loss)	$(1,706)	$230	$1,191	$—	$(285)

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Operations

For the nine months ended September 26, 2003

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$166,171	$92,868	$(8,622)	$250,417
Cost of goods sold	—	136,151	77,657	(8,922)	204,886

Gross profit	—	30,020	15,211	300	45,531
Operating expenses:
Distribution	—	12,002	5,097	—	17,099
Selling, general and administrative	11	15,515	6,211	—	21,737
Other expenses (Note 5)	1,013	825	—	—	1,838

Income (loss) from operations	(1,024)	1,678	3,903	300	4,857
Interest, net	4,072	9,886	1,625	—	15,583
Income from unconsolidated affiliates	—	—	(2,304)	—	(2,304)
Other, net	—	(633)	1,062	—	429

Income (loss) before income taxes	(5,096)	(7,575)	3,520	300	(8,851)
Provision (benefit) for income taxes:
Current	—	12	384	—	396
Deferred	(1,897)	(2,586)	724	—	(3,759)

	(1,897)	(2,574)	1,108	—	(3,363)

Net income (loss)	$(3,199)	$(5,001)	$2,412	$300	$(5,488)

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the nine months ended September 26, 2003

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(5,536)	$(5,907)	$5,509	$1,719	$(4,215)
Cash flows from investing activities:
Capital expenditures	—	(8,666)	(663)	—	(9,329)
Change in other assets	(7,267)	1,083	3,997	698	(1,489)

Net cash used in investing activities	(7,267)	(7,583)	3,334	698	(10,818)

Cash flows from financing activities:
Net borrowings (payments) on bank financed debt and unsecured notes payable	(24,500)	40,868	3,320	(34)	19,654
Net payments on capitalized lease obligations	—	(713)	—	—	(713)
Payment of financing costs	—	(4,546)	—	(664)	(5,210)
Change in intercompany, net	37,303	(21,624)	(13,960)	(1,719)	—

Net cash provided by (used in) financing activities	12,803	13,985	(10,640)	(2,417)	13,731

Effect of exchange rate changes on cash	—	(737)	(124)	—	(861)

Net decrease in cash	—	(242)	(1,921)	—	(2,163)
Cash, beginning of period	—	261	3,798	—	4,059

Cash, end of period	$—	$19	$1,877	$—	$1,896

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

As of December 27, 2002

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$261	$3,798	$—	$4,059
Accounts receivable, net	—	21,390	20,188	(5,413)	36,165
Inventories, net	—	29,578	8,137	—	37,715
Intercompany receivable	—	(1,660)	10,791	(9,131)	—
Prepaid expenses and other	1,840	6,280	840	(1,845)	7,115
Deferred tax asset	—	1,838	—	—	1,838

Total current assets	1,840	57,687	43,754	(16,389)	86,892

Property, plant and equipment, at cost	—	199,253	50,164	—	249,417
Less - accumulated depreciation	—	(59,742)	(14,179)	—	(73,921)

Net property, plant and equipment	—	139,511	35,985	—	175,496

Intercompany receivable	32,641	1,990	(266)	(34,365)	—
Investments in subsidiaries	106,153	24,235	843	(131,231)	—
Investments in unconsolidated affiliates	—	—	14,735	—	14,735
Other non-current assets	1,809	4,408	792	—	7,009

Total assets	$142,443	$227,831	$95,843	$(181,985)	$284,132

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$23,008	$11,601	$(468)	$34,141
Accrued liabilities	1,161	13,725	2,231	(1,963)	15,154
Intercompany payable	—	8,601	(3,171)	(5,430)	—
Current portion of long-term debt and capitalized lease obligations	—	6,811	878	—	7,689

Total current liabilities	1,161	52,145	11,539	(7,861)	56,984

Long-term debt, net of current portion	159,886	57,824	4,778	(16,560)	205,928

Capitalized lease obligations, net of current portion	—	1,597	—	—	1,597

Intercompany payable	25,736	5,074	16,553	(47,363)	—

Deferred tax liability	(3,991)	7,521	4,167	119	7,816

Other non-current liabilities	—	1,745	1	—	1,746

Commitments and contingencies	—	—	—	—	—
Stockholders’ equity:
Common stock	1,126	4	22	(26)	1,126
Additional paid-in capital	8,039	96,761	23,463	(110,001)	18,262
Retained earnings (deficit)	(49,514)	10,928	34,216	(293)	(4,663)
Cumulative translation adjustment	—	(5,768)	1,104	—	(4,664)

Total stockholders’ equity (deficit)	(40,349)	101,925	58,805	(110,320)	10,061

Total liabilities and stockholders’ equity	$142,443	$227,831	$95,843	$(181,985)	$284,132

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Operations

For the three months ended September 27, 2002

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$59,248	$29,350	$(2,282)	$86,316
Cost of goods sold	—	44,395	23,855	(2,282)	65,968

Gross profit	—	14,853	5,495	—	20,348
Operating expenses:
Distribution	—	4,457	1,470	—	5,927
Selling, general and administrative	—	7,289	410	—	7,699

Income from operations	—	3,107	3,615	—	6,722
Interest, net	1,140	2,786	2,207	—	6,133
Income from unconsolidated affiliates	—	—	(261)	—	(261)
Other, net	—	(18)	500	—	482

Income (loss) before income taxes	(1,140)	339	1,169	—	368
Provision (benefit) for income taxes:
Current	—	(252)	267	—	15
Deferred	—	125	—	—	125

	—	(127)	267	—	140

Net income (loss)	$(1,140)	$466	$902	$—	$228

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Operations

For the nine months ended September 27, 2002

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$172,138	$77,476	$(7,257)	$242,357
Cost of goods sold	—	128,287	61,616	(7,257)	182,646

Gross profit	—	43,851	15,860	—	59,711
Operating expenses:
Distribution	—	12,792	4,075	—	16,867
Selling, general and administrative	(96)	20,048	3,246	—	23,198

Income from operations	96	11,011	8,539	—	19,646
Interest, net	3,580	9,673	2,976	—	16,229
Income from unconsolidated affiliates	—	—	(911)	—	(911)
Other, net	—	(306)	1,291	—	985

Income (loss) before income taxes and discontinued operations	(3,484)	1,644	5,183	—	3,343
Provision (benefit) for income taxes:
Current	5	(137)	267	—	135
Deferred	31	1,104	—	—	1,135

	36	967	267	—	1,270

Income (loss) from continuing operations	(3,520)	677	4,916	—	2,073
Loss from discontinued operations, net of tax	48	—	—	—	48

Net income (loss)	$(3,568)	$677	$4,916	$—	$2,025

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the nine months ended September 27, 2002

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$164	$2,788	$(3,494)	$150	$(392)
Cash flows from investing activities:
Capital expenditures	—	(6,684)	(387)	—	(7,071)
Change in other assets	742	60	(3,294)	—	(2,492)

Net cash provided by (used in) investing activities	742	(6,624)	(3,681)	—	(9,563)

Cash flows from financing activities:
Net borrowings (payments) on bank financed debt and unsecured notes payable	(404)	4,418	3,177	—	7,191
Net payments on capitalized lease obligations	—	(750)	—	—	(750)
Change in intercompany, net	(502)	(2,528)	3,180	(150)	—

Net cash provided by (used in) financing activities	(906)	1,140	6,357	(150)	6,441

Effect of exchange rate changes on cash	—	(29)	160	—	131

Net decrease in cash	—	(2,725)	(658)	—	(3,383)
Cash, beginning of period	—	3,020	1,284	—	4,304

Cash, end of period	$—	$295	$626	$—	$921

INDEPENDENT AUDITORS’ REPORT

The Partners

Radnor Investments, L.P.:

We have audited the accompanying statement of assets, liabilities and partners’ capital of Radnor Investments, L.P. (the Partnership), including the statement of investments, as of December 31, 2002, and the related statements of operations, changes in partners’ capital and cash flows for the year then ended. These financial statements are the responsibility of the management of the Partnership. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and partners’ capital of Radnor Investments, L.P. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 26, 2003

RADNOR INVESTMENTS, L.P.

Statements of Assets, Liabilities and Partners’ Capital

December 31, 2002 and 2001

	2002	2001
		(Unaudited)
Assets
Cash	$3,232	$3,478
Interest receivable	60,248	34,586
Other receivables	9,632	6,428
Investments, at fair value	47,786,512	7,238,262

	$47,859,624	$7,282,754

Liabilities and Partners’ Capital
Partners’ capital:
General partner	$34,551,134	$2,580,900
Limited partner	13,308,490	4,701,854

Total partners’ capital	47,859,624	7,282,754

	$47,859,624	$7,282,754

See accompanying notes to financial statements.

RADNOR INVESTMENTS, L.P.

Statements of Operations

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
		(Unaudited)	(Unaudited)
Revenue:
Interest income	$65,121	$21,326	$13,260
Operating expenses:
Selling, general and administrative	626,503	6,438	159,850

Total operating expenses	$626,503	6,438	159,850

Net income (loss) before unrealized appreciation of investments	(561,382)	14,888	(146,590)
Net unrealized appreciation of investments	38,518,467	826,638	2,513,250

Net increase in partners’ capital from operations	$37,957,085	$841,526	$2,366,660

See accompanying notes to financial statements.

RADNOR INVESTMENTS, L.P.

Statements of Changes in Partners’ Capital

Years ended December 31, 2002, 2001 and 2000

	General partner	Limited partner	Total
Balance, December 31, 1999 (Unaudited)	$578,474	$1,544,058	$2,122,532
Contributions	—	1,205,405	1,205,405
Distributions	—	—	—
Net increase in partners’ capital from operations	1,941,032	425,628	2,366,660

Balance, December 31, 2000 (Unaudited)	$2,519,506	$3,175,091	$5,694,597
Contributions	—	746,631	746,631
Distributions	—	—	—
Net increase in partners’ capital from operations	61,394	780,132	841,526

Balance, December 31, 2001	$2,580,900	$4,701,854	$7,282,754
Contributions	—	7,591,725	7,591,725
Distributions	—	(4,971,940)	(4,971,940)
Net increase in partners’ capital from operations	31,970,234	5,986,851	37,957,085

Balance, December 31, 2002	$34,551,134	$13,308,490	$47,859,624

See accompanying notes to financial statements.

RADNOR INVESTMENTS, L.P.

Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net increase in partners’ capital from operations	$37,957,085	$841,526	$2,366,660
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized appreciation of investments	(38,518,467)	(826,638)	(2,513,250)
Increase in other receivables	(3,205)	(6,427)	—
Increase in interest receivable	(25,661)	(21,326)	(13,261)

Net cash used in operating activities	(590,248)	(12,865)	(159,851)

Cash flows from investing activities:
Purchase of investments	(1,998,001)	(734,008)	(1,046,115)
Repayment of investment principal	5,010,598	—	—

Net cash provided by (used in) investing activities	3,012,597	(734,008)	(1,046,115)

Cash flows from financing activities:
Cash contributions	2,549,345	746,631	1,205,405
Cash distributions	(4,971,940)	—	—

Net cash provided by (used in) financing activities	(2,422,595)	746,631	1,205,405

Net decrease in cash	(246)	(242)	(561)
Cash, beginning of period	3,478	3,720	4,281

Cash, end of period	$3,232	$3,478	$3,720

See accompanying notes to financial statements.

RADNOR INVESTMENTS, L.P.

Statements of Investments

December 31, 2002 and 2001

		2002
		Cost	Fair Value
Creative Networks International (the Netherlands) B.V.	Debt Securities	$1,071,084	$1,071,084
	Common Stock (30 shares)	996,811	45,639,000
SkinHealth, Inc.	Debt Securities	210,000	210,000
	Series A Preferred stock (33,334 shares)	2,000,000	716,944
	Common Stock (79,711 shares)	92,388	797
Radnor Ventures, LLC	1.5 member units	150,000	23,687
Prism e-Solutions, LLC	140 member units	125,000	125,000

		$4,645,283	$47,786,512

		2001
		(Unaudited)
		Cost	Fair Value
Creative Networks International (the Netherlands) B.V.	Common Stock (30 shares)	$55,000	$5,613,000
SkinHealth, Inc.	Debt Securities	200,000	200,000
	Series A Preferred stock (33,334 shares)	2,000,000	1,229,909
	Common Stock (50,000 shares)	80,500	500
Radnor Ventures, LLC	1.5 member units	150,000	94,853
Prism e-Solutions, LLC	115 member units	100,000	100,000

		$2,585,500	$7,238,262

See accompanying notes to financial statements.

RADNOR INVESTMENTS, L.P.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

Radnor Investments, L.P. (the Partnership), a Delaware limited partnership, was formed pursuant to an Agreement of Limited Partnership (the Partnership Agreement) for the purpose of making investments generally in privately-held companies in a variety of industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the value method of accounting in accordance with accounting principles generally accepted in the United States of America for investment companies.

Valuation of Investments

The Partnership’s investments are generally subject to restrictions on resale and generally have no established market. The Partnership values substantially all of its investments at fair value as determined in good faith by Radnor Investment Advisors, L.P. (the General Partner) in accordance with the Partnership’s valuation policy. The Partnership determines fair value to be the amount for which an investment could be exchanged in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. The Partnership’s valuation policy considers the fact that no ready market exists for substantially all of the entities in which it invests. The Partnership’s valuation policy is intended to provide a consistent basis for determining the fair value of the portfolio. The Partnership will record unrealized depreciation on investments when it believes that an investment has become impaired, including where collection of a loan or when the enterprise value of the company does not currently support the cost of the Partnership’s investments. Conversely, the Partnership will record unrealized appreciation if it believes that the underlying portfolio company has appreciated in value and, therefore, the Partnership’s investment has also appreciated in value. Because of the inherent uncertainty of such valuation, estimated values may differ significantly from the values that would have been used had a ready market for these investments existed and/or the Partnership liquidated its position and the differences could be material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Partnership itself is not subject to income taxes; each partner is severally liable for income taxes, if any, on his, her or its proportionate share of the Partnership’s net taxable income.

Capital Calls

The Partnership calls capital from certain of its partners in connection with proposed portfolio investments and to provide for partnership and organizational expenses specified by the Partnership Agreement. At the time the capital is called it is recorded as a capital contribution.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51.” This Interpretation clarifies the

RADNOR INVESTMENTS, L.P.

NOTES TO FINANCIAL STATEMENTS—(Continued)

application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an entity holds a variable interest that it acquired prior to February 1, 2003. The Partnership continues to evaluate the impact, if any, that adopting FASB Interpretation No. 46 may have on its financial statements.

3. PARTNERSHIP AGREEMENT

The following summarizes certain matters related to the organization of the Partnership. Partners should refer to the Partnership Agreement for a more complete description of the Partnership terms.

The Partnership ceases to exist on December 31, 2047, unless earlier terminated in accordance with the Partnership Agreement.

The General Partner is not required to contribute capital to the Partnership. The General Partner must notify the limited partner when additional capital contributions to the Partnership are required. Within ten days thereafter, the limited partner shall notify the General Partner as to whether it agrees to make such additional capital contributions.

A Capital Account, as defined in the Partnership Agreement, is maintained on the books of the Partnership for each partner. The balance in each partner’s Capital Account is adjusted by the partner’s allocable share of net profit or loss, capital contributions and the amount of cash distributed to such partner, as set forth in the Partnership Agreement. Allocations of income, gains, losses and deductions of the Partnership are allocated among the capital accounts of the Partners, as set forth in the Partnership Agreement.

4. RELATED-PARTY TRANSACTIONS

The Partnership has paid certain administrative expenses on behalf of SkinHealth, Inc. and is entitled to reimbursement of these amounts. At December 31, 2002, $9,632 in advances was included in other receivables in the accompanying balance sheet.

5. COMMITMENTS AND CONTINGENCIES

During fiscal 2002, the Partnership committed to fund an additional $1,500,000 to Creative Networks International (the Netherlands) B.V. At December 31, 2002, $535,297 had been advanced to the company and was included in investments in the accompanying balance sheet.

6. INVESTMENTS

Creative Networks International (the Netherlands) B.V.

Creative Networks International (the Netherlands) B.V. and subsidiaries is a pay-television programming company whose major operation is a basic tier arts and entertainment channel on the Sky satellite platform in Italy. Sky, which is owned by Rupert Murdoch’s The News Corporation Limited and is akin to BSkyB in the United Kingdom, is currently one of two pay-television platforms in Italy and merged with its only competitor, Vivendi Universal’s Telepiu, on July 15, 2003.

RADNOR INVESTMENTS, L.P.

NOTES TO FINANCIAL STATEMENTS—(Continued)

In September 1997, the Partnership invested approximately $55,000 to acquire 16 Class A Shares and 14 Class B Shares, representing 55.6% of the total outstanding shares and approximately 40.0% of the voting interest of Creative Networks International (the Netherlands) B.V. In July 2002, the Partnership converted its Class B shares into an equal number of Class A Shares, thereby increasing its total voting interest in Creative Networks International (the Netherlands) B.V. to approximately 55.6%. The total cost of the conversion, including the capital contribution and legal and accounting fees, totaled $941,811.

The Partnership’s investment at cost in Creative Networks International (the Netherlands) B.V. and its subsidiaries as of December 31, 2001 was $55,000. The Partnership’s investment was valued at $5,613,000 in the accompanying balance sheet, which approximated fair market value as of December 31, 2001.

The Partnership’s investment at cost in Creative Networks International (the Netherlands) B.V. and its subsidiaries as of December 31, 2002 was $996,811. The Partnership’s investment was valued at $45,639,000 in the accompanying balance sheet, which approximated fair market value as of December 31, 2002.

During fiscal 2002, the limited partner contributed a $5,042,380 debt security due from Creative Networks International (the Netherlands) B.V. to the Partnership. The Partnership subsequently established a revolving line of credit with Creative Networks International (the Netherlands) B.V., which enables Creative Networks International (the Netherlands) B.V. to borrow up to a maximum of $1,500,000. Interest accrues on the outstanding principle amount at an annual rate equal to the prime rate plus 2.50% and compounds monthly. As of December 31, 2002, the outstanding principal balance under both the debt security and the line of credit was $1,071,084 and was included in investments in the accompanying balance sheet.

SkinHealth, Inc.

SkinHealth, Inc. is an operator of retail, self-pay cosmetic dermatology and skin rejuvenation centers based inside dermatology practices. The company partners with respected dermatologists and offers its clients cosmetic and aesthetic services as well as a full line of skin care products. The company has targeted the Boston, Massachusetts region for its first market.

Since July 1999, the Partnership invested $2,092,388 to acquire approximately 31.1% of the issued and outstanding shares of common and preferred stock of SkinHealth, Inc.

The Partnership’s investment at cost in SkinHealth, Inc. as of December 31, 2001 was $2,080,500. The Partnership’s investment was valued at $1,230,409 in the accompanying balance sheet, which approximated fair market value as of December 31, 2001.

The Partnership’s investment at cost in SkinHealth, Inc. as of December 31, 2002 was $2,092,388. The Partnership’s investment was valued at $717,741 in the accompanying balance sheet, which approximated fair market value as of December 31, 2002.

On May 4, 2000, the Partnership advanced SkinHealth, Inc. $200,000 under a promissory note. Interest accrues on the outstanding principle at a rate of 10.0% and compounds annually. All interest accrued from inception through the third anniversary date shall be added to the principal and repaid in 16 equal principal installments on the first day of each calendar quarter commencing on April 1, 2003. As of December 31, 2002, the original $200,000 was included in investments while the $58,198 of accrued interest was included in interest receivable in the accompanying balance sheet.

On August 20, 2002, the Partnership established a grid note with SkinHealth, Inc., which enables SkinHealth, Inc. to borrow up to a maximum of $25,000. Interest accrues on the outstanding principal amount at

RADNOR INVESTMENTS, L.P.

NOTES TO FINANCIAL STATEMENTS—(Continued)

an annual rate equal to the prime rate as published from time to time by Bank of America plus 1.0%. As of December 31, 2002, the outstanding principal balance under the grid note was $10,000 and was included in investments in the accompanying balance sheet.

Radnor Ventures, LLC

Radnor Ventures, LLC was formed for the sole purpose of investing, through e-Healthcare Partners, LLC, in healthcare-related companies – Internet Healthcare Group (“IHCG”) and Lumenos, Inc. (“Lumenos”), respectively.

IHCG is a holding company partnered with Internet Capital Group of Wayne, Pennsylvania and is focused exclusively on healthcare and insurance. By acquiring stakes in partner companies and integrating them into a collaborative network, IHCG seeks to exploit technology enhanced opportunities within the healthcare segment of the U.S. economy.

In April 2000, the Partnership invested $150,000 to acquire approximately 11.3% of the member units of Radnor Ventures, LLC.

The Partnership’s investment at cost in Radnor Ventures, LLC as of December 31, 2001 was $150,000. The Partnership’s investment was valued at $94,853 in the accompanying balance sheet, which approximated fair market value as of December 31, 2001.

The Partnership’s investment at cost in Radnor Ventures, LLC as of December 31, 2002 was $150,000. The Partnership’s investment was valued at $23,687 in the accompanying balance sheet, which approximated fair market value as of December 31, 2002.

Prism e-Solutions, LLC

Prism e-Solutions, LLC is a start-up software company that plans to deliver a variety of software products to end users via the internet.

Since inception, the Partnership invested $125,000 to acquire 140 member units of Prism e-Solutions, LLC.

The Partnership’s investment in Prism e-Solutions, LLC as of December 31, 2001 was $100,000. The Partnership’s investment was valued at cost as of December 31, 2001.

The Partnership’s investment in Prism e-Solutions, LLC as of December 31, 2002 was $125,000. The Partnership’s investment was valued at cost as of December 31, 2002.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Polar Plastics Inc

We have audited the accompanying consolidated balance sheet of Polar Plastics Inc and subsidiaries (the “Company”) as of March 27, 2003 and March 31, 2002 and the related consolidated statements of operations, retained earnings and cash flows for the years then ended. Our audits also included the supplemental schedules listed in the contents starting on page 16 [F-71]. These financial statements and supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 27, 2003 and March 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related supplemental schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/     Bessner Gallay Kreisman

Chartered Accountants

Montreal, Quebec

June 10, 2003 except for Note 10 which is as of November 11, 2003

POLAR PLASTICS INC

BALANCE SHEETS

AT MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
ASSETS
CURRENT ASSETS
Accounts receivable — Trade	3,811,753	4,020,920
— Affiliated company	1,399,723	525,518
Inventories (Note 2)	9,852,613	10,268,558
Deferred income taxes (Note 7)	527,000	560,000

Total current assets	15,591,089	15,374,996

PROPERTY, PLANT, AND EQUIPMENT (Notes 3 and 5)	8,395,241	21,395,238
OTHER ASSETS	12,088	12,770

TOTAL ASSETS	23,998,418	36,783,004

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness (Note 4)	313,594	229,210
Accounts payable — Trade	3,031,934	3,734,548
— Affiliated company	736,385	1,991,883
Accrued expenses and other liabilities	1,260,356	1,664,032
Income taxes	601,963	1,644
Current portion of long-term debt (Note 4)	3,066,361	600,000
Current portion of capital leases (Note 5)	22,355	78,024

Total current liabilities	9,032,948	8,299,341

LONG-TERM DEBT (Note 4)	2,380,000	18,177,960
CAPITAL LEASE OBLIGATIONS (Note 5)	71,399	45,941
DEFERRED INCOME TAXES (Note 7)	594,000	2,001,000
DEFERRED GAIN ON SALE-LEASEBACK (Note 3)	2,787,450	—

Total Long Term Liabilities	5,832,849	20,224,901

Total Liabilities	14,865,797	28,524,242

STOCKHOLDERS’ EQUITY:
Capital Stock (Note 9)	7,000,000	4,600,000
Retained earnings	2,132,621	3,658,762

Total stockholders’ equity	9,132,621	8,258,762

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	23,998,418	36,783,004

Subsequent Events (Note 10)

See accompanying notes

POLAR PLASTICS INC

STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
BALANCE, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	4,822,762	1,234,428
Adjustment to prior year’s income relating to correction of calculation error of deferred income taxes	(1,164,000)	—

AS RESTATED	3,658,762	1,234,428
Net Income (Loss)	(1,526,141)	2,424,334

BALANCE, END OF YEAR	2,132,621	3,658,762

See accompanying notes

POLAR PLASTICS INC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
NET SALES	36,903,744	45,777,854
COST OF GOODS SOLD	32,210,835	36,460,204

GROSS PROFIT	4,692,909	9,317,650

EXPENSES:
Selling	2,386,534	2,149,702
General and administrative	2,662,959	2,410,505
Financial	999,553	1,253,643
Depreciation and amortization	130,337	115,673

TOTAL	6,179,383	5,929,523

INCOME (LOSS) FROM OPERATIONS	(1,486,474)	3,388,127

OTHER EXPENSES (INCOME):
Interest income	(2,136)	(960)
Interest—Long term debt	408,786	473,690
—Other	348,375	502,007
Loss on disposal of property, plant and equipment	5,207	2,456
Other expenses (income)	39,377	(1,472,282)

TOTAL	799,609	(495,089)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(2,286,083)	3,883,216
Provision for income taxes (Benefit) (Note 7)	(759,942)	1,458,882

NET INCOME (LOSS)	(1,526,141)	2,424,334

See accompanying notes

POLAR PLASTICS INC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(1,526,141)	2,424,334
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,495,607	1,492,934
Deferred income taxes	(1,374,000)	1,441,000
Loss on sale of property, plant and equipment	5,207	2,456
Amortization of deferred gain	(6,993)	—

	(1,406,320)	5,360,724

Changes in assets and liabilities which provided (used) cash:
Accounts receivable	(665,038)	1,418,601
Inventories	415,945	(2,166,969)
Income taxes receivable	600,319	(8,876)
Grant receivable, current	—	100,000
Accounts payable	(1,958,112)	(2,687,621)
Accrued expenses and other liabilities	(403,676)	318,171

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(3,416,882)	2,334,030

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(796,548)	(3,567,691)
Proceeds from sale of property, plant and equipment	15,090,174	—
Other assets	682	31,655

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	14,294,308	(3,536,036)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (Repayments on) long-term debt, net of debt converted to capital stock	(7,600,000)	377,960
Repayment on line of credit	(3,331,599)	(500,000)
Net proceeds from long-term borrowings, affiliates	—	1,002,425
Additional capital lease obligations, net of repayments	(30,211)	(330,470)
Cash overdraft	84,384	229,210

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(10,877,426)	779,125

NET DECREASE IN CASH	—	(422,881)
CASH AND CASH EQUIVALENTS:
Beginning of year	—	422,881

End of year	—	—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	649,481	1,151,199

Income taxes	27,433	18,788

See accompanying notes

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 27, 2003 AND MARCH 31, 2002

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—Polar Plastics Inc and subsidiaries (the “Company”) is engaged in the manufacturing and sale of plastic cutlery, tumblers and injection moulded custom plastic products. The Company’s customers are located throughout the United States and Canada.

Principles of Consolidation—The consolidated financial statements include the accounts of Polar Plastics Inc and its wholly owned subsidiaries, Polar Plastics (NC) Inc. and Polar Plastics Equipment Corp. During the year, Polar Plastics Equipment Corp. was wound-up and its net assets were distributed to Polar Plastics Inc. All significant inter-company transactions have been eliminated on consolidation.

Concentration of Credit Risk—Financial instruments which subject the Company and its subsidiaries to concentrations of credit risk principally consist of cash balances in excess of FDIC limits and trade receivables. The Company sells its products to a large number of customers who are wholesale distributors and retailers in the United States and Canada. To reduce credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition. Additionally, the Company does not generally require collateral for its trade receivables. The Company has provided for doubtful accounts in the following amounts: 2003 – $412,608; 2002 – $897,978.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

Inventory Valuation—Inventories are valued at the lower of first-in; first-out (“FIFO”) cost or market.

Property, Plant and Equipment—Property, Plant and equipment are stated at cost. Depreciation is computed on both the straight-line and double-declining balance methods over the estimated useful lives of 40 years for buildings, 10 years for machinery and equipment, 5 years for moulds, 10 years for office equipment and 5 to 10 years for computer equipment and programs.

Amortization expense on assets acquired under capital leases is included with depreciation expense on owned assets.

Long-Lived Assets—Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the assets and its eventual disposition, and recognizes an impairment loss if the expected future cash flows are less than the carrying amount of the asset. Management has reviewed all long-lived assets as of March 27, 2003 and believes that the carrying amounts reported in the balance sheets represent the amounts expected to be recovered over the remaining useful lives of those assets.

Advertising Costs—The Company expenses advertising as incurred. Advertising expenses were $152,944 and $71,979 for the years ended March 27, 2003 and March 31, 2002, respectively.

Leases—Leases which are, in substance, financing of assets are classified as capital leases. Assets and liabilities are recorded at amounts equal to the present value of the future minimum lease payments at the beginning of the lease terms. Interest expense relating to the capitalized lease liabilities is recorded to produce constant rates of interest over the terms of the leases. Amortization relating to capitalized leases is calculated using primarily accelerated methods over the lease terms.

Leases which do not meet the criteria for capitalized leases are classified as operating leases and related rentals are charged to expense as incurred.

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

Income Taxes—The Company and its subsidiaries file a consolidated federal income tax return. Polar Plastics Inc reimburses its subsidiaries for the benefit of losses utilized by the consolidated group and subsidiaries pay Polar Plastics Inc for income taxes paid on their share of taxable income.

Deferred taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVENTORIES

Inventories consist of the following components:

	2003	2002
	$	$
Raw materials	1,934,934	1,486,280
Work-in-process	272,159	171,344
Finished goods	7,908,386	8,373,243
Obsolescence reserve	(849,298)	(392,335)

Subtotal	9,266,181	9,638,532
Parts inventory	586,432	630,026

Total	9,852,613	10,268,558

3. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at March 27, 2003 and March 31, 2002 are as follows:

	Cost	Accumulated Depreciation	Net Book Value
			2003	2002
	$	$	$	$
Land	25,026	—	25,026	610,374
Land improvements	59,058	17,010	42,048	634,448
Building	892,311	339,093	553,218	8,824,548
Railroad appurtenance				24,870
Machinery and equipment	13,614,741	6,350,244	7,264,497	10,224,258
Moulds, tools and mandrels	476,983	166,210	310,773	869,204
Office and computer equipment	697,697	533,712	163,985	136,093
Computer Programs	178,747	143,053	35,694	71,443

Total	15,944,563	7,549,322	8,395,241	21,395,238

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

During the year the Company sold property consisting of a building, land and equipment as follows:

Cost of assets sold	14,327,069
Accumulated depreciation thereon	(2,684,938)

Net Book Value of assets sold	11,642,131
Net proceeds	14,436,574

Gain on Sale of Assets	2,794,443

Immediately thereafter, the Company entered into a 20 year lease, followed by two 10 year options, for the entire property sold, at an annual rental of $1,460,200, payable quarterly.

In accordance with current accounting practice for transactions of this type (Sale-Leaseback) the gain on sale is being deferred and amortized on a straight line basis against future lease expense over the term of the lease.

4. FINANCING ARRANGEMENTS

Long-term Debt

The Company’s financing arrangements at March 27, 2003 and March 31, 2002 consist of the following:

		2003	2002
		$	$
Revolving line of credit—On September 29, 2000 the Company negotiated a revolving line of credit not to exceed $10,000,000 for a term of 3 years with its principal bank lender. Interest is payable at the Prime Rate plus a Prime Rate Margin (4.25% as at March 27, 2003). The line of credit has certain conditions attached to it which are described below		2,668,401	5,500,000

Bonds—Repaid during the year			8,000,000

Notes Payable—Secured by specific machinery and equipment having a total cost of $4,512,282, bearing interest at 1% above the published LIBOR rate (1.34% as at March 27, 2003), due as follows:		777,960	877,960

June 28, 2003	$207,960
December 28, 2003	$190,000
June 28, 2004	$190,000
December 28, 2004	$190,000

Loan from Canadian affiliate—During the year, this loan was converted into 2,400 preferred shares			2,400,000

Total		3,446,361	16,777,960

Less current portion of long-term debt		(3,066,361)	(600,000)

		380,000	16,177,960

Subordinated Debt
Payable to a Canadian affiliate under common control, bearing interest at 5.5% per annum which was waived for the year ended March 31, 2002. There are no specific terms for repayment of capital		2,000,000	2,000,000

Total Long-term Debt		2,380,000	18,177,960

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

Future minimum payments due on debt are as follows:

$
2005	380,000
Thereafter	2,000,000

2,380,000

The agreements with the Company’s banker contain the following provisions:

a)	The Company’s Canadian affiliate has guaranteed the revolving line of credit to the extent of the Company’s receivable from the affiliate. The Company will limit its aggregate accounts receivable from the affiliate to no more than $2,000,000. The Canadian affiliate has also agreed not to offset its trade receivables against its payables to the Company.

b)	As security for the revolving line of credit, the Company has provided a perfected first security interest on all existing and future tangible and intangible assets of the Company, except for the Land and Building.

c)	The loan advances are limited to (1) up to 85% of eligible accounts receivable not more than 90 days from invoice date, excluding amounts owing from the Company’s Canadian affiliate; plus (2) up to 65% of eligible raw material inventory, 40% of eligible work-in progress and up to 60% of eligible finished goods inventory, subject to maximums of $5,000,000, $200,000 and $150,000 respectively.

d)	The long term debt owing to Canadian affiliate is to be subordinated to the bank, with interest thereon continuing to be paid, but no capital repayments before March 31, 2001, and subject to limitations.

The line of credit requires the maintenance of certain financial ratio covenants. At March 27, 2003, the Company was not in compliance with certain of the covenants.

The Company’s current credit facility expires on September 29, 2003 and will not be renewed. As such, the Company is currently negotiating with another bank to secure a replacement to its credit facility. Management are confident that they will be successful in securing a credit facility necessary to enable the Company to continue to finance its operations and repay the outstanding balance to its current bank. (See Note 10)

5. LEASES

At March 27, 2003, the Company had equipment leased under both operating and capital leases which required the maintenance of certain financial ratios. At March 27, 2003, the Company was in compliance with these covenants.

Capital Leases – The Company leases machinery and equipment under capital leases expiring in 2008. As of March 27, 2003, the future minimum lease payments under these lease agreements having an initial term or remaining in excess of one year are as follows:

$
2004	28,227
2005	28,227
2006	28,227
2007	22,195
2008	2,292

Total minimum lease payments	109,168
Less amount representing interest	15,414

Present value of net minimum lease payments	93,754
Less current portion	22,355

Long-term Portion	71,399

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

Assets recorded under capital leases are amortized on a double-declining balance basis. Included in property, plant and equipment in the accompanying balance sheets are the following assets held under capital leases:

	2003	2002
	$	$
Equipment under capital leases	118,215	1,389,458
Accumulated depreciation	(23,002)	(762,443)

Net Book Value	95,213	627,015

Operating Leases—The Company is party to various equipment operating leases which expire through August 2007. These leases contain various renewal and purchase options. In addition, the Company entered into a 20 year lease on the property sold during the year. This lease expires on December 31, 2022, and contains two 10 year renewal options. The basic quarterly rent is adjustable for increases in the consumer price index, commencing on the third anniversary date of the lease and every three years thereafter.

In support of the obligations by the Company under the lease, a letter of credit has been issued by the Company’s banker in the amount of $730,100 which is subject to the banking conditions described in Note 4.

The following is a schedule of future minimum lease payments under operating leases:

$
2004	4,224,350
2005	4,224,350
2006	3,543,853
2007	1,929,781
2008	1,616,726
Thereafter	21,781,317

Total	37,320,377

Total rent expense under operating leases totaled $3,752,604 and $3,622,683 for fiscal 2003 and 2002 respectively.

6. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company is involved in the following transactions with its Canadian affiliate which is under common ownership and management.

	2003	2002
	$	$
Sales	5,048,011	3,887,363
Purchases	1,419,694	1,302,643
Interest Expense	110,000	—
Sale of capital assets	653,529	—
Lease of capital assets	988,453	639,217

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

7. INCOME TAXES

Components of the provision for income taxes for 2003 and 2002 include:

	2003	2002
	$	$
Current provision	793,058	864,882
Deferred provision (benefit)	(1,374,000)	1,441,000
Reduction of current taxes upon application of losses carried forward	(179,000)	(847,000)

Total income tax provision	(759,942)	1,458,882

At March 27, 2003 and March 31, 2002, the Company had net deferred tax liabilities (assets) of $73,000 and $1,441,000, respectively. The principal temporary differences comprising the deferred tax liability were:

•	Depreciation differences between financial reporting and income taxes.

•	Certain reserves taken for financial reporting purposes not currently deductible.

•	The deferred gain on the sale-leaseback transaction.

At March 27, 2003, the Company had state net operating loss and state tax credit carry forwards of approximately $9,946,000 and $210,000 respectively. The state net operating loss carry forwards expire between fiscal year 2013 and 2015. The state tax credits expire between 2004 and 2008. Due to the uncertainty of utilization of the state tax credits and a portion of the state net operating loss carry forwards, a full valuation allowance has been recorded at March 27, 2003 and March 31, 2002. At March 27, 2003, the Company has an alternative minimum tax (AMT) credit carry forward of approximately $292,700. AMT credits carry forward indefinitely.

During 2003, the Company uncovered an error in the calculation of the 2002 deferred income taxes amounting to $1,164,000, all of which pertained to the 2002 year end. As such, the comparative figures presented herein as well as the previously reported retained earnings balance as at March 31, 2002 have been restated to reflect this correction.

8. EMPLOYEE BENEFIT PLAN

The Company has a qualified defined contribution plan covering substantially all of its employees. Participation in the plan requires the employee be 18 years of age and have three months of eligible service. Employees can contribute to the plan up to a maximum of 20 percent of their respective compensation. The Company matches employee contributions at a rate of 25 percent up to a maximum employer contribution of 6 percent of compensation. Employer contributions to the plan totaled $33,760 and $54,227 for fiscal 2003 and 2002 respectively.

9. CAPITAL STOCK

The authorized capital stock of the Company consists of common stock and non-cumulative, non-voting preferred stock. Dividends on preferred stock are payable semi-annually at a rate of 10 percent per annum, and are payable in priority to payment of any dividend on common stock. Upon voluntary or involuntary liquidation, dissolution, or winding-up of affairs of the Company, holders of the preferred stock will be entitled to receive the par value for each share, plus any dividends declared and unpaid before any amount shall be paid to the holders of the common stock. The Company, at the option of the Board of Directors, may at any time redeem in whole, or in part, preferred stock outstanding by paying cash for the par value plus any dividends declared or unpaid.

During the year $2,400,000 of debt was converted into 2,400 shares of preferred stock.

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

The capital stock consists of the following:

	2003	2002
	$	$
Preferred stock, par value $1,000 per share; 10% non-cumulative; authorized 6,900 shares; issued and outstanding 6,900 (2002 – 4,500) shares	6,900,000	4,500,000
Common Stock, no par value; authorized 3,000 shares; issued and outstanding 1,000 shares	100,000	100,000

	7,000,000	4,600,000

10. SUBSEQUENT EVENTS

Sale of Business

On November 11, 2003, the company entered into an agreement which provides for the sale of substantially all of the company’s assets and the assumption of all of the company’s liabilities and contracts pertaining to its active business operations and the company shall cease active business operations thereafter, effective November 15, 2003.

The purchase price of approximately $28,725,284 will be satisfied as follows:

At closing[1]	$6,822,685
6% Promissory note payable quarterly over 6 years, commencing on the first anniversary after closing.	$10,000,000
Maximum liabilities to be assumed by purchaser	$11,902,599

$28,725,284

[1]	Reduced by a $2,000,000 Working Capital Holdback which will be payable 90 days after closing providing the Net Working Capital as defined in the agreement is not less than $4,701,905.

In addition, an amount of $3,000,000 will be paid to key management of the company, its parent and affiliates over a 5 year period.

The agreement of sale also provides for the purchase by the company of certain assets from its Canadian affiliate which are currently under lease by the company.

The effect of this sale agreement on the non-current assets and liabilities of the company has not been reflected in the accompanying financial statements nor has the resulting gain or loss been determined.

Bank Indebtedness

In view of the above transaction, the company’s Canadian affiliate advanced the necessary funds to repay its banker and a letter of credit from the affiliate’s banker was exchanged for the letter of credit described in note 5.

POLAR PLASTICS INC

SCHEDULE OF COST OF GOODS SOLD

FOR THE YEARS ENDED MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
BEGINNING INVENTORY	9,638,532	7,589,814
PURCHASES:
Raw Materials	10,635,135	15,792,460
Finished Goods	1,565,404	1,575,111
Affiliated Company	1,419,694	1,302,643
DIRECT LABOR	3,564,987	4,972,919
OUTSIDE LABOR	870,103	1,063,938
EMPLOYEE BENEFITS	998,196	1,218,365
PLANT OVERHEAD:
Expense	4,785,414	4,458,361
Depreciation	299,676	303,827
EQUIPMENT AND TOOLING:
Repair and maintenance	2,881,677	3,125,180
Depreciation and amortization	1,065,594	1,073,435
Lease expense	3,752,604	3,622,683

TOTAL	41,477,016	46,098,736
LESS—ENDING INVENTORY	(9,266,181)	(9,638,532)

COST OF GOODS SOLD	32,210,835	36,460,204

See accompanying notes

POLAR PLASTICS INC

SCHEDULE OF EXPENSES

FOR THE YEARS ENDED MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
PLANT OVERHEAD EXPENSES:
Plant supervision	176,917	173,036
Plant management fees	80,001	55,900
Indirect labor	1,083,686	1,098,146
Bonus allowance	7,000	6,050
Employee benefits	315,151	229,577
Building costs	226,517	207,111
Building rent	132,073	—
Outside storage	328,876	33,066
Heating	13,560	11,562
Water and sewer	10,526	13,660
Electricity	1,746,087	1,954,398
General plant expenses	281,180	393,136
Business taxes	190,557	156,696
Insurance	180,163	113,441
Waste disposal expenses	13,120	12,582

TOTAL PLANT OVERHEAD EXPENSES	4,785,414	4,458,361

REPAIRS AND MAINTENANCE EXPENSES:
Machinery	1,097,598	1,092,574
Molds and tooling	220,157	255,949
Labor and benefits	1,563,922	1,776,657

TOTAL REPAIRS AND MAINTENANCE EXPENSES	2,881,677	3,125,180

SELLING:
Sales managers salaries	829,737	1,051,908
Bonus allowance	18,550	30,275
Employee benefits	184,616	167,833
Sales commissions	822,696	334,422
Advertising, brochures and shows	152,944	71,979
Samples	51,547	36,817
Salesmen expenses	245,176	334,027
Promotion	56,976	92,351
Plates and artwork	24,292	30,090

TOTAL SELLING EXPENSES	2,386,534	2,149,702

GENERAL AND ADMINISTRATIVE EXPENSES:
Administrative salaries	1,568,782	1,419,910
Bonus allowance	3,160	12,290
Employee benefits	316,900	240,580
Office supplies and postage	82,898	69,800
Telephone	80,435	64,034
Travel	80,925	43,575
Office equipment expenses	168,422	133,300
General and administrative expenses	20,759	59,736
State capital taxes	13,228	2,689
Auto expenses	7,200	7,200
Professional fees	320,250	357,391

TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	2,662,959	2,410,505

FINANCIAL EXPENSES:
Bank charges	349,945	449,436
Bad debt expense	275,632	296,782
Cash discount, net	373,976	507,425

TOTAL FINANCIAL EXPENSES	999,553	1,253,643

See accompanying notes

POLAR PLASTICS INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Sep. 30, 2003	Sep. 30, 2002
	$	$
ASSETS
CURRENT ASSETS
Accounts receivable — Trade	3,244,459	2,584,751
— Affiliated company	802,434	1,741,523
Inventories (Note 2)	9,595,175	12,852,162
Deferred income taxes (Note 7)	—	543,000

Total current assets	13,642,068	17,721,436

PROPERTY, PLANT AND EQUIPMENT (Notes 3, 5 and 10)	16,231,882	30,100,901
Less: Accumulated Depreciation	8,079,295	9,724,017

NET PROPERTY, PLANT AND EQUIPMENT	8,152,587	20,376,884

OTHER ASSETS	15,813	12,238

TOTAL ASSETS	21,810,468	38,110,558

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness (Note 4)	54,427	281,664
Accounts payable — Trade	2,880,494	2,622,500
— Affiliated Company	1,254,701	1,727,246
Accrued expenses and other liabilities	2,788,044	2,285,079
Loan Payable — Affiliated company	2,000,000	—
Income taxes	—	1,422
Current portion of long-term debt (Note 4)	1,498,512	600,000
Current portion of capital leases (Note 5)	22,912	21,347

Total current liabilities	10,499,090	7,539,258

LONG-TERM DEBT (Note 4)	2,190,000	17,255,282
CAPITAL LEASE OBLIGATIONS (Note 5)	60,044	82,879
DEFERRED INCOME TAXES (Note 7)	—	2,208,000
DEFERRED GAIN ON SALE-LEASEBACK (Note 3)	2,752,522	—

Total Long Term Liabilities	5,002,566	19,546,161

Total Liabilities	15,501,656	27,085,419

STOCKHOLDERS’ EQUITY
Capital stock (Note 9)	7,000,000	7,000,000
Retained earnings (Deficit)	(691,188)	4,025,139

Total stockholders’ equity	6,308,812	11,025,139

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	21,810,468	38,110,558

Subsequent Event (Note 10)

See accompanying notes

POLAR PLASTICS INC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	9 Mos Sep 30, 2003	9 Mos Sep 30, 2002	6 Mos Sep 30, 2003	6 Mos Sep 30, 2002
	$	$	$	$
NET SALES	25,411,819	30,799,329	17,461,367	20,563,315
COST OF GOODS SOLD	25,326,585	23,435,177	17,115,249	16,214,846

GROSS PROFIT	85,234	7,364,152	346,118	4,348,469

EXPENSES
Selling	2,285,043	1,806,358	1,641,174	1,251,373
General and administrative	1,754,327	1,797,202	1,150,264	1,475,314
Financial	402,942	799,597	205,740	493,203
Depreciation and amortization	100,620	94,369	70,724	65,700

TOTAL	4,542,932	4,497,526	3,067,902	3,285,590

INCOME (LOSS) FROM OPERATIONS	(4,457,698)	2,866,626	(2,721,784)	1,062,879
OTHER (INCOME) EXPENSES:
Interest Income	(1,771)	(345)	—	(268)
Interest—Long Term Debt	124,589	333,530	64,819	238,094
Interest—Other	170,560	387,371	104,228	177,038
Loss (Gain) on disposal of capital assets	(22)	7,662	(22)	5,206
Other expenses	—	39,376	—	39,376

	293,356	767,594	169,025	459,446

INCOME (LOSS) BEFORE INCOME TAXES	(4,751,054)	2,099,032	(2,890,809)	603,433
PROVISION FOR INCOME TAXES (BENEFIT):
Current	631,661	479,938	—	147,056
Deferred	(1,185,000)	779,000	(67,000)	224,000
Recovery of income taxes upon application of prior years’ losses	(31,000)	(449,000)	—	(134,000)

	(584,339)	809,938	(67,000)	237,056

NET INCOME (LOSS)	(4,166,715)	1,289,094	(2,823,809)	366,377
RETAINED EARNINGS, Beginning of period	3,475,527	2,736,045	2,132,621	3,658,762
RETAINED EARNINGS (DEFICIT), end of period	(691,188)	4,025,139	(691,188)	4,025,139

See accompanying notes

POLAR PLASTICS INC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	9 Months Sep 30, 2003	6 Months Sep. 30, 2003
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(4,166,715)	(2,823,809)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	903,300	531,297
Deferred income taxes	(1,185,000)	(67,000)
Gain on sale of property, plant and equipment	(22)	(22)
Amortization of deferred gain	(41,922)	(34,928)

	(4,490,359)	(2,394,462)

Changes in assets and liabilities which provided (used) cash:
Accounts receivable	407,352	868,690
Inventories, net	1,435,069	257,438
Income taxes receivable	(1,533)	(601,963)
Accounts payable	(304,203)	366,876
Accrued liabilities and other	928,462	1,527,688

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(2,025,212)	24,267

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(373,270)	(291,620)
Proceeds from sale of property, plant and equipment	14,439,574	3,000
Other assets	(3,841)	(3,725)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	14,062,463	(292,345)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long term debt	(13,867,225)	(1,757,849)
Repayment of capital lease	(37,056)	(10,798)
Loan payable – Affiliated Company	2,000,000	2,000,000
Cash overdraft	(132,970)	36,725

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(12,037,251)	268,078

NET INCREASE (DECREASE) IN CASH	—	—

CASH AND CASH EQUIVALENTS:
Beginning of year	—	—

End of year	—	—

See accompanying notes

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—Polar Plastics Inc. and subsidiaries (the “Company”) is engaged in the manufacturing and sale of plastic cutlery, tumblers, and injection molded custom plastic products. The Company’s customers are located throughout the United States and Canada.

Principles of Consolidation—The consolidated financial statements include the accounts of Polar Plastics Inc. and its wholly owned subsidiaries, Polar Plastics (NC) Inc. and Polar Plastics Equipment Corp. During fiscal 2003, Polar Plastics Equipment Corp. was wound-up and its net assets were distributed to Polar Plastics Inc. All significant inter-company transactions have been eliminated on consolidation.

Concentration of Credit Risk—Financial instruments which subject the Company and its subsidiaries to concentrations of credit risk principally consist of cash balances in excess of FDIC limits and trade receivables. The Company sells its products to a large number of customers who are wholesale distributors and retailers in the United States and Canada. To reduce credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition. Additionally, the Company does not generally require collateral for its trade receivables.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

Inventory Valuation—Inventories are valued at the lower of first-in; first-out (“FIFO”) cost or market.

Property, Plant and Equipment—Property, Plant and equipment are stated at cost. Depreciation is computed on both the straight-line and double-declining balance methods over the estimated useful lives of 40 years for buildings, 10 years for machinery and equipment, 5 years for molds, 10 years for office equipment and 5 to 10 years for computer equipment and programs.

Amortization expense on assets acquired under capital leases is included with depreciation expense on owned assets.

Long-Lived Assets—Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates in the future cash flows expected to result from the use of the assets and its eventual disposition, and recognizes an impairment loss of the expected future cash flows are less than the carrying amount of the asset. Management has reviewed all long-lived assets as of September 30, 2003 and believes that the carrying amounts reported in the balance sheets represent the amounts expected to be recovered over the remaining useful lives of those assets.

Advertising Costs—The Company expenses advertising as incurred. Advertising expenses were $117,113 and $78,157 for the six months ended September 2003 and 2002, respectively, $144,576 and $107,713 for the nine months ended September 2003 and September 2002 respectively.

Leases—Leases which are, in substance, financing of assets are classified as capital leases. Assets and liabilities are recorded at amounts equal to the present value of the future minimum lease payments at the beginning of the lease terms. Interest expense relating to the capitalized lease liabilities is recorded to produce constant rates of interest over the terms of the leases. Amortization relating to capitalized leases is calculated using primarily accelerated methods over the lease terms.

Leases which do not meet the criteria for capitalized leases are classified as operating leases and related rentals are charged to expense as incurred.

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

Income Taxes—The Company and its subsidiaries file a consolidated federal income tax return. Polar Plastics Inc. reimburses its subsidiaries for the benefit of losses utilized by the consolidated group and subsidiaries pay Polar Plastics Inc. for income taxes paid on their share of taxable income.

Deferred taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVENTORIES

Inventories consist of the following components:

	September 30,
	2003	2002
	$	$
Raw materials	1,584,565	1,752,285
Work-in-process	321,583	482,884
Finished goods	7,889,146	10,806,372
Obsolescence reserve	(859,543)	(952,742)

Subtotal	8,935,751	12,088,799
Parts inventory	659,424	763,363

Total	9,595,175	12,852,162

3. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	September 30, 2003		September 30 Net Book Value
	Cost	Accumulated Depreciation	2003	2002
	$	$	$	$
Land	25,026	—	25,026	610,374
Land improvements	59,059	18,486	40,573	613,958
Building	892,311	350,247	542,064	8,725,997
Railroad appurtenance			—	24,068
Machinery and equipment	13,809,666	6,717,455	7,092,211	9,835,283
Molds, tools and mandrels	553,313	246,225	307,088	303,403
Office and computer equipment	716,690	588,413	128,277	210,284
Computer programs	175,817	158,469	17,348	53,517

Total	16,231,882	8,079,295	8,152,587	20,376,884

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

In February 2003, the Company sold property consisting of a building, land and equipment as follows:

$
Cost of assets sold	14,327,069
Accumulated depreciation thereon	(2,684,938)

Net book value of assets sold	11,642,131
Net proceeds	14,436,574

Gain on sale of assets	2,794,443

Immediately thereafter, the Company entered into a 20-year lease, followed by two 10-year options, for the entire property sold, at an annual rental of $1,460,200, payable quarterly.

In accordance with current accounting practice for transactions of this type (Sale-Leaseback) the gain on sale is being deferred and amortized on a straight-line basis against future lease expense over the term of the lease.

4. FINANCIAL ARRANGEMENTS

Long-term Debt

The Company’s financing arrangements consist of the following:

		September,
		2003	2002
		$	$
Revolving line of credit—On September 29, 2000 the Company negotiated a revolving line of credit not to exceed $10,000,000 for a term of 3 years with its principal bank lender. Interest is payable at the Prime Rate plus a Prime Rate margin (7.50% as at September 30, 2003). The line of credit has certain conditions attached to it which are described below.		1,118,512	7,477,322

Bonds—Repaid			7,500,000

Notes Payable—Secured by specific machinery and equipment having a total cost of $4,512,282, bearing interest at 1% above the published LIBOR rate (1.29% as at September 30, 2003), due as follows:		570,000	877,960

December 28, 2003	$190,000
June 28, 2004	$190,000
December 28, 2004	$190,000

Total		1,688,512	15,855,282
Less current portion of long-term debt		(1,498,512)	(600,000)

		190,000	15,255,282
Subordinated Debt—Payable to a Canadian affiliate under common control, bearing interest at 5.5% per annum which was waived for the year ended March 31, 2002. There are no specific terms for repayment of capital.		2,000,000	2,000,000

Total Long-term Debt		2,190,000	17,255,282

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

Future minimum payments due on debt are as follows:

$
2005	190,000
Thereafter	2,000,000

2,190,000

The agreements with the Company’s banker contain the following provisions:

a)	The Company’s Canadian affiliate has guaranteed the revolving line of credit to the extent of the Company’s receivable from the affiliate. The Company will limit its aggregate accounts receivable from the affiliate to no more than $2,000,000. The Canadian affiliate has also agreed not to offset its trade receivables against its payable to the Company.

b)	As security for the revolving line of credit, the Company has provided a perfected first security interest on all existing and future tangible and intangible assets of the Company, except for the Land and Building.

c)	The loan advances are limited to (1) up to 85% of eligible accounts receivable not more than 90 days from invoice date, including advances against amounts owing from the Company’s Canadian affiliate, limited to $1,500,000; plus (2) up to 65% of eligible raw material inventory, 40% of eligible work-in-progress and up to 60% of eligible finished goods inventory, subject to maximums of $5,000,000, $200,000 and $150,000 respectively.

d)	The long-term debt owing to the Canadian affiliate is to be subordinated to the bank, with interest thereon continuing to be paid, but no capital repayments before March 31, 2001, and subject to limitations.

The Company’s credit facility expired on September 29, 2003. In October 2003, the Company’s Canadian affiliate advanced the necessary funds to repay its banker and a letter of credit from the affiliate’s banker was exchanged for the letter of credit described in note 5.

5. LEASES

At September 30, 2003, the Company had equipment leased under both operating and capital leases which required the maintenance of certain financial ratios. At September 30, 2003, the Company was in default of these covenants.

Capital Leases—The Company leases machinery and equipment under capital leases expiring in 2008. As of September 30, 2003, the future minimum lease payments under these lease agreements having an initial term or remaining in excess of one year are as follows:

$
2004	28,227
2005	28,227
2006	28,227
2007	10,375

Total minimum lease payments	95,056
Less amount representing interest	12,100

Present value of net minimum lease payments	82,956
Less current portion	22,912

Long-term Portion	60,044

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

Assets recorded under capital leases are amortized on a double-declining balance basis. Included in property, plant and equipment in the accompanying balance sheets are the following assets held under capital leases:

	2003	2002
	$	$
Equipment under capital leases	118,215	1,507,673
Accumulated depreciation	(34,823)	(836,136)

Net Book Value	83,392	671,537

Operating Leases—The Company is party to various equipment operating leases which expire through August 2007. These leases contain various renewal and purchase options. In addition, the Company entered into a 20-year lease on the property sold during the year. This lease expires on December 31, 2022, and contains two 10-year renewal options. The basic quarterly rent is adjustable for increases in the consumer price index, commencing on the third anniversary date of the lease and every three years thereafter.

In support of the obligations by the Company under the lease, a letter of credit has been issued by the Company’s banker in the amount of $730,100 which is subject to the banking conditions described in Note 4.

The following is a schedule of future minimum lease payments under operating leases:

$
2004	4,224,350
2005	4,224,350
2006	2,381,557
2007	1,851,517
2008	1,460,200
Thereafter	20,807,850

Total	34,949,824

Total expense under operating leases were $1,917,847 and $1,876,301 for the six months ended September 2003 and 2002, respectively and $2,855,999 and $2,802,099 for the nine months ended September 2003 and September 2002 respectively.

6. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company is involved in the following transactions with its Canadian affiliate which is under common ownership and management.

	For the Nine Months Ended September 30,		For the Six Months Ended September 30,
	2003	2002	2003	2002
	$	$	$	$
Sales	3,082,059	3,917,446	2,047,418	3,073,812
Purchases	1,453,622	1,333,309	1,202,408	987,272
Interest expense	82,500	45,833	55,000	45,833
Sale of capital assets	415,050	318,089	3,000	241,552
Lease of capital assets	783,056	727,270	535,772	494,567
Amount included in accounts receivable	818,117	2,180,125	818,117	2,180,125
Amount included in accounts payable	1,270,384	2,165,848	1,270,384	2,165,848

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

7. INCOME TAXES

At September 30, 2003 and 2002 the Company had net deferred tax liabilities of $NIL and $1,665,000 respectively. The principal temporary differences comprising the deferred tax liability were:

•	Depreciation differences between financial reporting and income taxes.

•	Certain reserves taken for financial reporting purposes not currently deductible.

•	The deferred gain on the sale-leaseback transaction.

At September 30, 2003, the Company had state net operating loss and state tax credit carry forwards of approximately $8,120,307 and $230,000 respectively. The state net operating loss carry forwards expire between fiscal year 2013 and 2015. The state tax credits expire between 2004 and 2008. Due to the uncertainty of utilization of the state tax credits and the state net operating loss carry forwards, a full valuation allowance has been recorded at September 30, 2003 and 2002. At September 30, 2003, the Company has an alternative minimum tax (AMT) credit carry forward of approximately $292,700. AMT credits carry forward indefinitely.

8. EMPLOYEE BENEFIT PLAN

The Company has a qualified defined contribution plan covering substantially all of its employees. Participation in the plan requires the employee be 18 years of age and have three months of eligible service. Employees can contribute to the plan up to a maximum of 20 percent of their respective compensation. The Company matches employee contributions at a rate of 25 percent up to a maximum employer contribution of 6 percent of compensation. Employer contributions to the plan for the nine months ended September 30, 2003 and 2002 were $35,983 and $40,914 respectively and for the six months ended September 30, 2003 and 2002 were $23,402 and $24,647 respectively.

9. CAPITAL STOCK

The authorized capital stock of the Company consists of common stock and non-cumulative, non-voting preferred stock. Dividends on preferred stock are payable semi-annually at a rate of 10 percent per annum, and are payable in priority to payment of any dividend on common stock. Upon voluntary or involuntary liquidation, dissolution, or winding-up of affairs of the Company, holders of the preferred stock will be entitled to receive the par value for each share, plus any dividends declared and unpaid before any amount shall be paid to the holders of the common stock. The Company, at the option of the Board of Directors, may at any time redeem in whole, or in part, preferred stock outstanding by paying cash for the par value plus any dividends declared or unpaid.

The capital stock consists of the following:

$
Preferred stock, par value $1,000 per share; 10% non-cumulative; authorized 6,900 shares; issued and outstanding 6,900	6,900,000
Common stock, no par value; authorized 3,000 shares; issued and outstanding 1,000 shares	100,000

7,000,000

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

10. SUBSEQUENT EVENTS

Sale of Business

On November 11, 2003, the Company entered into an agreement which provides for the sale of substantially all of the Company’s assets and the assumption of all of the Company’s liabilities and contracts pertaining to its active business operations and the Company shall cease active business operations thereafter, effective November 15, 2003.

The purchase price of $28,725,284 will be satisfied as follows:

At closing[1]	$6,822,685
6% Promissory note payable quarterly over 6 years, commencing on the first anniversary after closing	$10,000,000
Maximum liabilities to be assumed by purchaser	$11,902,599

$28,725,284

[1]	Reduced by a $2,000,000 Working Capital Holdback which will be payable 90 days after closing providing the Net Working Capital as defined in the agreement is not less than $4,701,905.

In addition, an amount of $3,000,000 will be paid to key management of the Company, its parent and affiliates over a 5 year period.

The agreement of sale also provides for the purchase by the Company of certain assets from its Canadian affiliate which are currently under lease by the Company.

The effect of this sale agreement on the non-current assets and liabilities of the Company has not been reflected in the accompanying financial statements nor has the resulting gain or loss been determined.

Bank Indebtedness

In view of the above transaction, the Company’s Canadian affiliate advanced the necessary funds to repay its banker and a letter of credit from the affiliate’s banker was exchanged for the letter of credit described in note 5.

Exclusive Distribution Network

4,285,000 Shares

Common Stock

PROSPECTUS

                    , 2004

Joint Book-Running Managers

LEHMAN BROTHERS

BEAR, STEARNS & CO. INC.

JANNEY MONTGOMERY SCOTT LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than the underwriting discount, in connection with this offering. All amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be Paid
SEC registration fee		$5,979.83
NASD filing fee		7,891.63
Nasdaq National Market			*
Printing and engraving			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue sky fees and expenses (including legal fees)			*
Transfer agent and registrar fees			*
Miscellaneous			*

Total	$

*	To be filed by amendment

Item 14.    Indemnification of Directors and Officers.

Radnor Holdings Corporation (the “Company”) is a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Article Seventh of the Company’s Restated Certificate of Incorporation has eliminated the personal liability of directors to the fullest extent permitted by Subsection (b)(7) of Section 102 of the DGCL.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Article Sixth of the Company’s Restated Certificate of Incorporation provides that the corporation shall indemnify directors and officers of the corporation to the fullest extent permitted by law. Article 6 of the Company’s By-Laws provides that the corporation shall indemnify directors and officers of the corporation in accordance with the above-described provisions of Delaware law.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

The registrant also maintains director and officer liability insurance in the amount of $1.0 million and intends to increase such amount to $10.0 million if such additional insurance can be obtained on reasonable terms.

Item 15.    Recent Sales of Unregistered Securities.

The registrant has sold and issued the following securities since December 17, 2000:

On March 11, 2003, we issued and sold $135,000,000 of our 11% Senior Notes Due 2010 (the “Senior Notes”) to our principal underwriters Deutsche Bank Securities, Inc., UBS Warburg LLC, Fleet Securities, Inc. and PNC Capital Markets, Inc. for resale to Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) at 97.75% of their principal amount for an aggregate underwriting discount of $3,037,500. The issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 144A of the Securities Act as a transaction by an issuer not involving any public offering. The recipients of securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the notes issued in such transactions. The sale of these securities were made without general solicitation or advertising. On November 6, 2003, the Senior Notes were exchanged for $135,000,000 of our registered 11% Senior Notes due 2010 through an exchange offer.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	List of Exhibits.

The attached Exhibit Index is incorporated by reference.

(b)	Financial Statement Schedules.

All schedules are omitted as the information required is either included elsewhere in the consolidated financial statements herein or is not applicable.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Radnor, Commonwealth of Pennsylvania, on December 17, 2003.

RADNOR HOLDINGS CORPORATION

By:	/s/ MICHAEL T. KENNEDY

Michael T. Kennedy President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL T. KENNEDY Michael T. Kennedy	President and Director (principal executive officer)	December 17, 2003

/s/ MICHAEL V. VALENZA Michael V. Valenza	Senior Vice President—Finance, Chief Financial Officer and Chief Accounting Officer	December 17, 2003

/s/ R. RADCLIFFE HASTINGS R. Radcliffe Hastings	Executive Vice President, Treasurer and Director	December 17, 2003

* Paul M. Finigan	Director	December 17, 2003

*By:	/s/ MICHAEL V. VALENZA
Michael V. Valenza Attorney-in-Fact

EXHIBIT INDEX

†1.1	Form of Underwriting Agreement

††2.1	Asset Purchase Agreement by and among WinCup Holdings, Inc. and Polar Plastics Inc and Polar Plastics (NC) Inc dated November 11, 2003

††2.2	First Amendment to Asset Purchase Agreement by and among WinCup Holdings, Inc. and Polar Plastics Inc and Polar Plastics (NC) Inc dated November 14, 2003

3.1	Restated Certificate of Incorporation of Radnor Holdings Corporation, as amended (Incorporated by reference to Exhibit 3.1 filed with the Form 10-K for the year ended December 25, 1998 filed by Radnor Holdings Corporation)

††3.2	Form of Amended and Restated Certificate of Incorporation of Radnor Holdings Corporation to be effective prior to the effectiveness of this registration statement

3.3	Bylaws of Radnor Holdings Corporation (Incorporated by reference to Exhibit 3.2 filed with Form S-4 Registration Statement, filed by Radnor Holdings Corporation, WinCup Holdings, Inc., Radnor Chemical Corporation (formerly SP Acquisition Co.), StyroChem U.S., Ltd. (formerly StyroChem U.S., Inc. and StyroChem International, Inc.), StyroChem Canada, Ltd. (formerly StyroChem International, Ltd.) and Radnor Management, Inc., Commission File No. 333-19495 (the “Original S-4”))

††3.4	Form of Amended and Restated Bylaws of Radnor Holdings Corporation to be effective prior to the effectiveness of this registration statement

†4.1	Specimen of common stock certificate

4.2	Indenture, dated as of March 11, 2003, among Radnor Holdings Corporation, Radnor Chemical Corporation, Radnor Delaware II, Inc., Radnor Management Delaware, Inc., Radnor Management, Inc., StyroChem Delaware, Inc., StyroChem Europe Delaware, Inc., StyroChem U.S., Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup Europe Delaware, Inc., WinCup GP, L.L.C., WinCup LP, L.L.C., WinCup Texas, Ltd. and WinCup Holdings, Inc. and Wachovia Bank, National Association, as trustee, including form of Notes and Guarantees (Incorporated by reference to Exhibit 4.1 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

†5.1	Opinion of Duane Morris LLP

††*10.1	Amended and Restated Contract of Sale, dated as of November 7, 2003, by and between Chevron Phillips Chemical Company LP and Radnor Chemical Corporation, StyroChem U.S., Ltd., StyroChem Canada, Ltd., StyroChem Finland Oy, WinCup Texas, Ltd. and WinCup Holdings, Inc.

+10.2	Agreement of Sale dated as of January 1, 1998 by and between Lyondell Chemie Nederland, B.V., as assignee of Lyondell Chemical Nederland, Ltd. (formerly known as ARCO Chemie Nederland, Ltd.) and StyroChem Finland Oy (Incorporated by reference to Exhibit 10.49 filed with the Form 10-K for the Year Ended December 25, 1998 filed by Radnor Holdings Corporation)

++10.3	Amendment dated November 8, 2002 by and between Lyondell Chemie Nederland, B.V. and StyroChem Finland Oy (Incorporated by reference to Exhibit 10.48 filed with Amendment No. 1 to the Form 10-K for the Year Ended December 27, 2002 filed by Radnor Holdings Corporation)

10.4	Amended Lease between Patricia M. Dunnell and James River Paper Company, Inc., dated September 29, 1989, as amended in September, 1994, assigned to WinCup Holdings, Inc. (as successor in interest to WinCup Holdings, L.P.) on January 20, 1996 (Incorporated by reference to Exhibit 10.26 filed with Amendment No. 1 to the Original S-4)

10.5	Warehouse Lease between Etzioni Partners and James River Corporation, dated February 13, 1992, as amended on April 13, 1992 and on December 9, 1992, assigned to WinCup Holdings, Inc. (as successor in interest to WinCup Holdings, L.P.) on January 20, 1996 (Incorporated by reference to Exhibit 10.27 filed with Amendment No. 1 to the Original S-4)

10.6	Lease between Stone Mountain Industrial Park, Inc. and Scott Container Group, Inc., dated December 16, 1991, as amended on February 28, 1994, assigned to WinCup Holdings, Inc. (as successor in interest to WinCup Holdings, L.P.) on January 20, 1996 (Incorporated by reference to Exhibit 10.30 filed with Amendment No. 1 to the Original S-4)

10.7	Plant Lease 195 Tamal Vista Boulevard, Corte Madera, California, between Hunt Brothers Leasing, L.L.C. and WinCup Holdings, Inc. dated February 10, 2003 (Incorporated by reference to Exhibit 10.12 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.8	Engineering Lease 201 Tamal Vista Boulevard, Corte Madera, California, between Hunt Brothers Leasing, L.L.C. and WinCup Holdings, Inc. (as successor in interest to WinCup Holdings, L.P.), dated May 1, 1997 (Incorporated by reference to Exhibit 10.71 filed with the Form S-4 Registration Statement, filed by Radnor Holdings Corporation, WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., and Radnor Management, Inc., Commission File No. 333-42101 (the “Series B S-4”))

10.9	Amendment to Lease 201 Tamal Vista Boulevard, Corte Madera, California, between Hunt Brothers Leasing, L.L.C. and WinCup Holdings, Inc. dated February 10, 2003 (Incorporated by reference to Exhibit 10.13 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.10	Warehouse Lease 205 Tamal Vista Boulevard, Corte Madera, California, between Hunt Brothers Leasing, L.L.C. and WinCup Holdings, Inc. dated February 10, 2003 (Incorporated by reference to Exhibit 10.14 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.11	Standard Form Multi-Tenancy Industrial Lease between WinCup Holdings, Inc. and CK Airpark Associates, dated June 1, 1994, assigned to WinCup Holdings, Inc. (as successor in interest to WinCup Holdings, L.P.) on January 20, 1996 (Incorporated by reference to Exhibit 10.32 filed with Amendment No. 1 to the Original S-4)

10.12	Industrial Building Lease between CenterPoint Properties Trust (as successor in interest to CenterPoint Properties Corporation) and WinCup Holdings, Inc. (as successor in interest to WinCup Holdings, L.P.) dated May 1996 (Incorporated by reference to Exhibit 10.33 filed with the Series B S-4)

10.13	Amendment to Lease by and between CenterPoint Properties Trust and WinCup Holdings, Inc. dated April 1998 (Incorporated by reference to Exhibit 10.15 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.14	Second Amendment to Lease by and between CenterPoint Properties Trust and WinCup Holdings, Inc. dated February 4, 2003 (Incorporated by reference to Exhibit 10.16 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.15	Radnor Corporate Center Office Lease by and between Radnor Center Associates and WinCup Holdings, Inc. (as successor in interest to WinCup Holdings, L.P.), dated May 31, 1996 (Incorporated by reference to Exhibit 10.34 filed with Amendment No. 1 to the Original S-4)

10.16	Neste Service Agreement by and between Neste Oy and StyroChem Finland Oy and Radnor Holdings Corporation dated as of October 15, 1997 (Incorporated by reference to Exhibit 10.68 filed with the Series B S-4)

10.17	Land Lease Agreement by and between Neste Oy and StyroChem Finland Oy and Radnor Holdings Corporation dated as of October 15, 1997 (Incorporated by reference to Exhibit 10.69 filed with the Series B S-4)

10.18	Lease and Cooperation Agreement between Suomen Polystyreeni Tehdas Oy/Finska Polystyren Fabriken Ab and Borough of Kokemaki dated February 27, 1971, as amended by Subcontract dated October 13, 1976, Subcontract II dated February 26, 1981, Subcontract III dated August 13, 1985, Transfer of Lease Agreement between City of Kokemaki and Neste Oy dated December 29, 1987, Lease dated April 15, 1994 and Lease Agreement II dated September 26, 1996 (Incorporated by reference to Exhibit 10.75 filed with the Series B S-4)

10.19	Office Lease Agreement between Keharakenpajat Oy and Neste Oy Polystyreeni dated July 1, 1995 (Incorporated by reference to Exhibit 10.77 filed with Amendment No. 1 to the Series B S-4)

10.20	Fourth Amended and Restated Revolving Credit and Security Agreement dated as of December 26, 2001, among Radnor Holdings Corporation, WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., Radnor Delaware, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., WinCup LP, L.L.C. and PNC Bank, National Association (Incorporated by reference to Exhibit 10.19 filed with the Form 10-K for the year ended December 28, 2001 filed by Radnor Holdings Corporation (the “2001 10-K”))

10.21	First Amendment to Fourth Amended and Restated Revolving Credit and Security Agreement dated as of February 4, 2002, among Radnor Holdings Corporation, WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., WinCup LP, L.L.C. and PNC Bank, National Association (Incorporated by reference to Exhibit 10.20 filed with the 2001 10-K)

10.22	Second Amendment to Fourth Amended and Restated Revolving Credit and Security Agreement dated as of March 5, 2003, among WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., Radnor Holdings Corporation, Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., and WinCup LP, L.L.C. and PNC Bank, National Association. (Incorporated by reference to Exhibit 10.1 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.23	Third Amendment to Fourth Amended and Restated Revolving Credit, Term Loan and Security Agreement dated as of August 1, 2003, among WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., Radnor Holdings Corporation, Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., and WinCup LP, L.L.C. and PNC Bank, National Association (Incorporated by reference to Exhibit 10.59 filed with Amendment No. 2 to the Form S-4 Registration Statement, filed by Radnor Holdings Corporation, Radnor Chemical Corporation, Radnor Delaware II, Inc., Radnor Management Delaware, Inc., Radnor Management, Inc., StyroChem Delaware, Inc., StyroChem Europe Delaware, Inc., StyroChem U.S., Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup Europe Delaware, Inc., WinCup GP, L.L.C., WinCup LP, L.L.C., WinCup Texas, Ltd., and WinCup Holdings, Inc., Commission File No. 333-105123 (the “2003 S-4”))

10.24	Fourth Amendment to Fourth Amended and Restated Revolving Credit, Term Loan and Security Agreement dated September 12, 2003, among WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., Radnor Holdings Corporation, Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., and WinCup LP, L.L.C. and PNC Bank, National Association (Incorporated by reference to Exhibit 10.1 filed with the Form 10-Q for the quarterly period ended September 26, 2003 filed by Radnor Holdings Corporation)

10.25	Fifth Amendment to Fourth Amended and Restated Revolving Credit, Term Loan and Security Agreement dated October 27, 2003, among WinCup Holdings, Inc., Radnor Chemical Corporation,

StyroChem U.S., Ltd., Radnor Holdings Corporation, Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., and WinCup LP, L.L.C. and PNC Bank, National Association (Incorporated by reference to Exhibit 10.2 filed with the Form 10-Q for the quarterly period ended September 26, 2003 filed by Radnor Holdings Corporation)

††10.26	Sixth Amendment to Fourth Amended and Restated Revolving Credit, Term Loan and Security Agreement dated November 17, 2003, among WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd, Radnor Holdings Corporation, Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., and WinCup LP, L.L.C. and PNC Bank, National Association

10.27	Amended and Restated Revolving Credit Note dated March 5, 2003, made by WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., Radnor Holdings Corporation, Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., and WinCup LP, L.L.C. in favor of PNC Bank, National Association (Incorporated by reference to Exhibit 10.2 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.28	Amended and Restated Revolving Credit Note dated March 5, 2003, made by WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., Radnor Holdings Corporation, Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., and WinCup LP, L.L.C. in favor of Fleet Capital Corporation (Incorporated by reference to Exhibit 10.3 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.29	Amended and Restated Revolving Credit Note dated March 5, 2003, made by WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., Radnor Holdings Corporation, Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., and WinCup LP, L.L.C. in favor of LaSalle Business Credit, LLC (Incorporated by reference to Exhibit 10.4 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.30	Term Loan Note dated March 5, 2003, made by WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., Radnor Holdings Corporation, Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., and WinCup LP, L.L.C. in favor of PNC Bank, National Association (Incorporated by reference to Exhibit 10.5 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.31	Term Loan Note dated March 5, 2003, made by WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., Radnor Holdings Corporation, Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., and WinCup LP, L.L.C. in favor of Fleet Capital Corporation (Incorporated by reference to Exhibit 10.6 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.32	Term Loan Note dated March 5, 2003, made by WinCup Holdings, Inc., Radnor Chemical Corporation, StyroChem U.S., Ltd., Radnor Holdings Corporation, Radnor Delaware II, Inc., StyroChem Delaware, Inc., WinCup Texas, Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup GP, L.L.C., and WinCup LP, L.L.C. in favor of LaSalle Business Credit, LLC (Incorporated by reference to Exhibit 10.7 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.33	Trademark Collateral Security Agreement, dated December 5, 1996, between StyroChem U.S., Ltd. and The Bank of New York Commercial Corporation (Incorporated by reference to Exhibit 10.44 filed with Amendment No. 1 to the Original S-4)

10.34	Trademark Assignment of Security, dated December 5, 1996, between StyroChem U.S., Ltd. and The Bank of New York Commercial Corporation (Incorporated by reference to Exhibit 10.45 filed with Amendment No. 1 to the Original S-4)

10.35	Trademark Collateral Security Agreement, dated December 5, 1996, between WinCup Holdings, Inc. and The Bank of New York Commercial Corporation (Incorporated by reference to Exhibit 10.46 filed with Amendment No. 1 to the Original S-4)

10.36	Trademark Assignment of Security, dated December 5, 1996, between WinCup Holdings, Inc. and The Bank of New York Commercial Corporation (Incorporated by reference to Exhibit 10.47 filed with Amendment No. 1 to the Original S-4)

10.37	Trademark Security Agreement, dated December 26, 2001, between Radnor Delaware, Inc. and PNC Bank, National Association (Incorporated by reference to Exhibit 10.28 filed with the 2001 10-K)

10.38	Patent Security Agreement, dated December 26, 2001, between StyroChem Delaware, Inc. and PNC Bank, National Association (Incorporated by reference to Exhibit 10.29 filed with the 2001 10-K)

10.39	Patent Security Agreement, dated December 26, 2001, between Radnor Delaware, Inc. and PNC Bank, National Association (Incorporated by reference to Exhibit 10.30 filed with the 2001 10-K)

10.40	Copyright Security Agreement, dated December 26, 2001, between Radnor Delaware, Inc. and PNC Bank, National Association (Incorporated by reference to Exhibit 10.31 filed with the 2001 10-K)

10.41	Assignment Agreement dated as of December 26, 2001, among Bank of America, N.A., First Union National Bank and PNC Bank, National Association (Incorporated by reference to Exhibit 10.32 filed with the 2001 10-K)

10.42	Amended and Restated Guaranty dated as of December 26, 2001, by Radnor Management Delaware, Inc. in favor of PNC Bank, National Association (Incorporated by reference to Exhibit 10.33 filed with the 2001 10-K)

10.43	Amended and Restated Guaranty dated as of December 26, 2001, by WinCup Europe Delaware, Inc. in favor of PNC Bank, National Association (Incorporated by reference to Exhibit 10.34 filed with the 2001 10-K)

10.44	Affirmation of Guaranty dated as of March 5, 2003, by Radnor Management Delaware, Inc. in favor of PNC Bank, National Association (Incorporated by reference to Exhibit 10.8 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.45	Affirmation of Guaranty dated as of March 5, 2003, by WinCup Europe Delaware, Inc. in favor of PNC Bank, National Association (Incorporated by reference to Exhibit 10.9 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.46	Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing between WinCup Holdings, Inc. and PNC Bank, National Association with respect to Metuchen, New Jersey property (Incorporated by reference to Exhibit 10.10 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.47	Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing between WinCup Holdings, Inc. and PNC Bank, National Association with respect to West Chicago, Illinois property (Incorporated by reference to Exhibit 10.11 filed with the Form 10-Q for the quarterly period ended March 28, 2003 filed by Radnor Holdings Corporation)

10.48	Joinder dated January 24, 2002 joining Radnor Delaware II, Inc. to the Fourth Amended and Restated Revolving Credit and Security Agreement (Incorporated by reference to Exhibit 10.35 filed with the 2001 10-K)

10.49	Commitment Transfer Supplement, dated as of February 4, 2002, among PNC Bank, National Association, Fleet Capital Corporation, and PNC Bank, National Association, as agent for Lenders under the Fourth Amended and Restated Revolving Credit and Security Agreement. (Incorporated by reference to Exhibit 10.36 filed with the 2001 10-K)

10.50	Agreement Respecting a Term Loan and Other Credit Facilities, dated February 25, 1994, between Bank of Montreal and StyroChem Canada, Ltd., as amended (Incorporated by reference to Exhibit 10.63 filed with Amendment No. 1 to the Original S-4)

10.51	Letter of Undertaking, dated December 5, 1996, made by StyroChem Canada, Ltd. and Radnor Holdings Corporation in favor of Bank of Montreal (Incorporated by reference to Exhibit 10.64 filed with the Original S-4)

10.52	Guaranty, dated February 25, 1994, made by Radnor Chemical Corporation in favor of Bank of Montreal (Incorporated by reference to Exhibit 10.65 filed with Amendment No. 1 to the Original S-4)

**10.53	Executive Employment Agreement by and between Radnor Holdings Corporation and Richard Hunsinger, dated May 1, 1993, as amended in October, 1995 (Incorporated by reference to Exhibit 10.38 filed with the Original S-4)

**10.54	Employment Agreement, dated April 5, 1996, between WinCup Holdings, Inc. and R. Radcliffe Hastings (Incorporated by reference to Exhibit 10.66 filed with the Original S-4)

**10.55	Employment Agreement dated February 21, 1997 between Radnor Holdings Corporation and Caroline J. Williamson (Incorporated by reference to Exhibit 10.81 filed with Amendment No. 1 to the Series B S-4)

**10.56	Letter Agreement dated as of December 10, 1998 between Radnor Holdings Corporation and Van D. Groenewold (Incorporated by reference to Exhibit 10.52 filed with the Form 10-K for the year ended December 25, 1998 filed by Radnor Holdings Corporation)

††**10.57	Employment Agreement dated November 20, 2003 by and between Radnor Holdings Corporation and Michael T. Kennedy, to be effective upon the closing of the initial public offering of Radnor Holdings Corporation

**10.58	First Amendment to Employment Agreement, dated December 15, 2003, by and between Radnor Holdings Corporation and Michael T. Kennedy

**10.59	Radnor Holdings Corporation Equity Incentive Plan, dated April 24, 1992, as amended on November 1, 1993 (Incorporated by reference to Exhibit 10.39 filed with Amendment No. 1 to the Original S-4)

**10.60	Amendment to the Radnor Holdings Corporation Equity Incentive Plan, dated April 28, 1992 (Incorporated by reference to Exhibit 10.67 filed with the Form 10-Q for the quarterly period ended June 27, 1997 filed by Radnor Holdings Corporation)

††**10.61	Amendment No. 2003-1 to the Radnor Holdings Corporation Equity Incentive Plan, dated October 29, 2003

**10.62	Radnor Holdings Corporation Senior Executive Retirement Plan, amended as of September 1, 1999 (Incorporated by reference to Exhibit 10.55 filed with Form 10-K for the year ended December 31, 1999 filed by Radnor Holdings Corporation)

**10.63	Radnor Holdings Corporation 2003 Omnibus Equity Compensation Plan adopted by Radnor Holdings Corporation’s Board of Directors and approved by its stockholders on December 15, 2003

10.64	Lease Agreement dated September 4, 2002 by and between Cairn Studio Ltd. and Polar Plastics Inc, as amended on February 5, 2003 and October 1, 2003, assigned to WinCup Holdings, Inc. on November 14, 2003

10.65	Lease Agreement dated February 25, 2003 by and between POL (NC) QRS 15-25, Inc. and Polar Plastics (NC) Inc, assigned to WinCup Holdings, Inc. on November 14, 2003

10.66	First Amendment to Lease Agreement dated November 14, 2003 by and between WinCup Holdings, Inc. and POL (NC) QRS 15-25, Inc.

10.67	Guaranty and Suretyship Agreement dated November 14, 2003, made by Radnor Holdings Corporation to POL (NC) QRS 15-25, Inc.

10.68	Lease Agreement dated November 14, 2003 by and between Polar Plastics (NC) Inc and WinCup Holdings, Inc.

†10.69	Registration Rights Agreement among Radnor Holdings Corporation, Michael T. Kennedy, R. Radcliffe Hastings, John P. McNiff and the listed trusts for the benefit of Mr. Kennedy’s children

21.1	List of Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21.1 filed with the 2003 S-4)
23.1	Consent of KPMG LLP

23.2	Consent of KPMG LLP

23.3	Consent of Bessner Gallay Kreisman

†23.4	Consent of Duane Morris LLP (included in Exhibit 5.1)

††24	Powers of Attorney

*	Portions of this Exhibit have been deleted pursuant to the Company’s Application under Securities Act and Rule 406 Promulgated Thereunder for Confidential Treatment.
**	This Exhibit represents a management contract or compensatory plan or arrangement.
+	Portions of this Exhibit have been deleted pursuant to the Company’s Application Requesting Extension of Previous Grant of Confidential Treatment under Exchange Act and Rule 24b-2 Promulgated Thereunder.
++	Portions of this Exhibit have been deleted pursuant to the Company’s Application under Exchange Act and Rule 24b-2 Promulgated Thereunder for Confidential Treatment.
†	To be filed by amendment.
††	Previously filed.